                                EXPLANATORY NOTE

     Paper copies of this prospectus were filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended (the "Securities Act"), on March 13, 2000. Shares from the initial public offering to which this prospectus refers were delivered by the underwriters on March 15, 2000.

     Pursuant to Rule 100(a) of Registration S-T the Registrant, GT Group Telecom Inc., is not required to file electronically on EDGAR. However, in the interest of improving public access to information regarding the Registrant, GT Group Telecom Inc. has decided to include an electronic copy of this filing on EDGAR. The Registrant will make all required filings under the Securities Act and the Securities Exchange Act of 1934, as amended, exclusively in electronic format.

SUPPLEMENT TO PROSPECTUS DATED MARCH 9, 2000

                             GT GROUP TELECOM INC.

     On March 23, 2000, we announced that we have entered into a binding agreement with 360networks Inc. (formerly Worldwide Fiber Inc.) to (1) lease fiber optic capacity and (2) either purchase or be granted an indefeasible right to use unused fiber optic cable, in Canada and the United States. If we exercise all of our rights to acquire fiber under the agreement, the aggregate purchase price will be approximately C$352 million. The agreement is subject to execution of definitive documents on or before April 14, 2000.

     Under the agreement, 360networks will lease to us fiber optic cable capacity at a bandwith level of 2.4 gigabits per second, in Canada and the United States. The lease will give us the exclusive right to use this fiber capacity for 20 years, comprised of an initial term of 3 years with a 17 year renewal option at our discretion.

     In addition, 360networks will sell to us 12 strands of unused fiber ranging approximately 7,000 kilometers, connecting Seattle, Washington to Halifax, Nova Scotia via Victoria, Kamloops, Edmonton, Calgary, Regina, Winnipeg, Toronto, Ottawa, Montreal and Quebec City. This fiber will be located primarily in Canada.

     360networks will also grant us the right to use an additional 12 fibers ranging approximately 7,900 kilometers, connecting Seattle, Sacramento, Denver, Chicago, Detroit, Toronto, Buffalo, Albany, New York City, Boston and Montreal. This fiber will be located primarily in the United States. The indefeasible right to use this fiber will be for a term of at least 20 years, with options to renew.

     We also will have the option to purchase from 360networks additional segments of fiber optic cable connecting the United States and Canada.

     Delivery of the capacity to use this fiber by 360networks and payment by us will be made in installments over the next four years. We will also pay 360networks fees for installing and maintaining the fibers.

     In addition, we will invest approximately C$50 million in the equity of 360networks on a private placement basis.

                                ________________


                   Prospectus Supplement dated March 24, 2000

THIS DOCUMENT IS A COPY OF THE RULE 424(B)(1) PROSPECTUS FILED ON MARCH 13,
2000.

                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-11506

GT Group Telecom Logo
                               18,000,000 Shares
                             GT GROUP TELECOM INC.

                           Class B Non-Voting Shares
                            ------------------------
     This is an initial public offering of class B non-voting shares of GT Group Telecom Inc.

     Prior to this offering, there has been no public market for the class B non-voting shares. The initial public offering price per share is US$14. Our class B non-voting shares have been approved for quotation on the Nasdaq National Market under the symbol "GTTLB" and approved for listing on the Toronto Stock Exchange under the symbol "GTG.B".

     See "Risk Factors" beginning on page 7 to read about factors you should consider before buying the class B non-voting shares.
                            ------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                          PER SHARE            TOTAL
                                                          ---------            -----
Initial public offering price.......................      US$14.00         US$252,000,000
Underwriting discount...............................      US$ 0.95         US$ 17,100,000
Proceeds, before expenses, to Group Telecom.........      US$13.05         US$234,900,000

     To the extent that the underwriters sell more than 18,000,000 class B non-voting shares, the underwriters have the option to purchase up to an additional 2,700,000 shares from us at the initial offering price less the underwriting discount.

                            ------------------------
     The underwriters expect to deliver the shares in New York, New York on March 15, 2000.
GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY
CIBC WORLD MARKETS
                  MERRILL LYNCH & CO.
                                    MORGAN STANLEY DEAN WITTER
                                                  RBC DOMINION SECURITIES
                                                           CORPORATION
                            ------------------------
                        Prospectus dated March 9, 2000.

                                 EXCHANGE RATES

     The following table sets forth, for the periods and rates indicated, information concerning exchange rates for Canadian dollars expressed in United States dollars, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                     TWELVE MONTHS ENDED SEPTEMBER 30,
                                     ---------------------------------   THREE MONTHS ENDED
                                      1996     1997     1998     1999    DECEMBER 31, 1999
                                     ------   ------   ------   ------   ------------------
High...............................  0.7527   0.7513   0.7292   0.6828         0.6688
Low................................  0.7235   0.7145   0.6341   0.6423         0.6925
Period End.........................  0.7342   0.7234   0.6552   0.6805         0.6925
Average............................  0.7327   0.7286   0.6845   0.6663         0.6792

The average noon buying rate is derived by taking the average of the noon buying rate on the last business day of each month during the relevant period.

              PRESENTATION OF OUR FINANCIAL AND OTHER INFORMATION

     Unless we indicate otherwise, financial information in this prospectus has been prepared in accordance with Canadian generally accepted accounting principles. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 22 to the audited consolidated financial statements of Group Telecom beginning on page F-2 and note 10 to the audited financial statements of Shaw FiberLink beginning on page F-31.

     We present our financial information in Canadian dollars. In this prospectus, except where we indicate, all dollar amounts are in Canadian dollars. References to "$" or "Cdn$" are to Canadian dollars and references to "US$" are to U.S. dollars. This prospectus contains a translation of some Canadian dollar amounts into U.S. dollars at specified exchange rates solely for your convenience. Unless we indicate otherwise, U.S. dollar amounts have been translated from Canadian dollars at US$0.6863 per Cdn$1.00, which was the inverse of the noon buying rate on March 9, 2000.

                               PROSPECTUS SUMMARY

     This summary highlights information that you will find elsewhere in this prospectus. This summary does not contain all the information you should consider before buying shares in this offering. You should carefully read the entire prospectus and the risk factors beginning on page 7.

                                 GROUP TELECOM

OVERVIEW

     We operate a national broadband network, over which we provide Internet, high-speed data and voice services to businesses in Canada. Our services include web and application hosting, co-location, e-commerce and other value-added Internet services enabled by our public key infrastructure capabilities. We also provide traditional telecommunications products and services, including local area network extension and enhanced local and long distance voice services. We believe the increasing use of Internet services is driving demand for new services and products that require higher bandwidth. To serve our customers' growing telecommunications needs, we are continually expanding our fiber optic network and will further extend our network by using wireless or digital subscriber line technology. We operate nationally in 7 Canadian provinces, including Canada's major metropolitan centers of Toronto, Vancouver, Calgary, Montreal and Edmonton.

     Our goal is to be the leading telecommunications service provider to Canadian businesses, institutions and other telecommunications carriers. Our recent acquisition of the business of Shaw FiberLink enhances our market opportunity by adding network infrastructure, significant additional customers and valuable access agreements. We believe that Shaw FiberLink is one of the few metropolitan fiber networks in Canada with the infrastructure to support a national competitive local exchange carrier.

     Our pro forma combined business has:

     -  7,834 route kilometers (4,896 miles);

     -  125,953 fiber kilometers (78,721 miles);

     -  1,064 buildings connected;

     -  $503 million of net property, plant and equipment at September 30, 1999;

     -  $42 million of revenue for the year ended September 30, 1999;

     -  a significant investment by Shaw Communications; and

     -  an experienced management team.

     Our pro forma net loss for the year ended September 30, 1999 was $152.3 million. In addition, we expect to incur significant additional expenditures in connection with the development and expansion of our network as well as future operating losses and negative cash flow for the next few years.

OUR ACQUISITION OF THE BUSINESS OF SHAW FIBERLINK

     On February 16, 2000, we closed the acquisition of the business of Shaw FiberLink from Shaw Communications for approximately $760 million in cash and shares. Since 1993, Shaw FiberLink has provided facilities-based data services over a high bandwidth fiber optic network in Canada to national telecommunications carriers, large businesses and governments. For the year ended August 31, 1999, Shaw FiberLink had revenue of $38.8 million and EBITDA of $12.1 million. For a definition of EBITDA, see page 6. The acquisition will accelerate the deployment of our network, especially in the greater metropolitan areas of Toronto, Calgary and Edmonton; reduce our reliance on the incumbent local exchange carriers; give us a complementary competitive access provider business; and significantly expand our business to long distance carriers, wireless telecommunications companies and Internet service providers.

BUSINESS STRATEGY

     The key components of our strategy are:

     -  Lead with data and Internet application services.

     -  Be a one-stop integrated telecommunications provider.

     -  Build and own a national, facilities-based network infrastructure.

     - Acquire and retain market share through a direct sales force, proactive customer service and bundled product offerings.

     -  Leverage our state-of-the-art, scalable back office systems.

     -  Continue to expand through alliances and acquisitions.

     -  Leverage the experience of our management team.

                                  THE OFFERING

Class B non-voting shares
  offered..................  18,000,000 shares.

Class B non-voting shares
  to be outstanding after
  the offering.............  22,398,569 shares.

Class A voting shares
  to be outstanding after
  the offering.............  18,700,262 shares.

Use of proceeds............  To fund the development and expansion of our network, and for working capital and other general corporate purposes, including potential acquisitions. See "Use of Proceeds".

Proposed Nasdaq National
  Market Symbol............  "GTTLB".

Proposed Toronto Stock
  Exchange Symbol..........  "GTG.B".

     Class B non-voting shares to be outstanding after this offering is based on shares outstanding as of February 17, 2000, excluding:

     - 2,700,000 class B non-voting shares that may be sold pursuant to the underwriters' over-allotment option;

     - 7,548,563 class B non-voting shares that may be issued upon exercise of outstanding options and warrants;

     - 11,000,002 class B non-voting shares that will be issued upon conversion of outstanding series A first preference shares at the completion of this offering.

     Class A voting shares to be outstanding after this offering is based on shares outstanding as of February 17, 2000, excluding:

     - 5,020,239 class A voting shares that may be issued upon exercise of outstanding options and warrants;

     - 31,500,000 class A voting shares that will be issued upon conversion of outstanding series A first preference shares at the completion of this offering; and

     - 29,096,097 class A voting shares that will be issued upon conversion of outstanding series B first preference shares at the completion of this offering.

                 SUMMARY HISTORICAL CONSOLIDATED AND PRO FORMA
                      FINANCIAL AND OPERATING INFORMATION

     The following table sets forth summary historical consolidated and pro forma financial and operating information for Group Telecom and Shaw FiberLink for the periods indicated. The financial statements of Group Telecom and Shaw FiberLink are presented in Canadian dollars and are prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The principal differences are summarized in note 22 to Group Telecom's financial statements beginning on page F-2 and in note 10 to Shaw FiberLink's financial statements beginning on page F-31.

     On February 1, 2000, we issued 855,000 units consisting of U.S.$855 million of 13 1/4% senior discount notes due 2010 and 855,000 warrants to purchase 4,198,563 class B non-voting shares. Gross proceeds amounted to U.S.$450.2 million, equivalent to approximately Canadian $651 million.

     The unaudited pro forma condensed statement of operations information for the twelve months ended September 30, 1999 has been prepared as if the acquisition of the business of Shaw FiberLink and the offering of our units had occurred on October 1, 1998. Interest expense amounting to $88.4 million on the debt proceeds raised in the offering of our units has been reflected in full for the year ended September 30, 1999 in the unaudited pro forma consolidated statement of operations, without a corresponding return on proceeds received. The unaudited pro forma condensed consolidated balance sheet information has been prepared as if the acquisition of the business of Shaw FiberLink and the offering of our units had occurred on September 30, 1999. The pro forma financial information, summarized from the pro forma condensed consolidated financial statements beginning on page F-42, is presented for informational purposes only and does not purport to be indicative of the results which would have actually been obtained or our financial position if the transactions had been completed as of the dates indicated or that may be expected to occur in the future.

                                          GROUP TELECOM             SHAW
                                   ---------------------------    FIBERLINK        PRO FORMA
                                       TWELVE MONTHS ENDED       -----------    ----------------
                                          SEPTEMBER 30,                TWELVE MONTHS ENDED
                                   ---------------------------   -------------------------------
                                                                 AUGUST 31,      SEPTEMBER 30,
                                    1997     1998       1999        1999              1999
                                   ------   -------   --------   -----------    ----------------
                                        (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS:
Canadian GAAP
Revenue..........................  $2,051   $ 1,823   $  2,705    $ 38,815         $  41,520
Cost of sales....................   1,437     1,131      1,808      17,800            21,108
                                   ------   -------   --------    --------         ---------
Gross profit.....................     614       692        897      21,015            20,412
Selling, general and
  administrative expenses........     989     3,038     10,218       8,893            19,111
                                   ------   -------   --------    --------         ---------
                                     (375)   (2,346)    (9,321)     12,122             1,301
Amortization.....................      55       255        853      12,214(1)         39,267
                                   ------   -------   --------    --------         ---------
Operating loss...................    (430)   (2,601)   (10,174)        (92)          (37,966)
Interest and finance items.......      --      (162)      (372)         --          (114,028)
Income taxes.....................      --        --       (165)        (92)             (257)
                                   ------   -------   --------    --------         ---------
Net loss for the year............  $ (430)  $(2,439)  $ (9,967)   $   (184)        $(152,251)
                                   ======   =======   ========    ========         =========
Loss per share(2)................   (0.05)    (0.26)     (0.56)         --             (8.53)
U.S. GAAP
Net loss for the year............  $ (426)  $(3,582)  $(10,336)   $   (184)        $(152,620)
                                   ======   =======   ========    ========         =========
Loss per share(2)................   (0.05)    (0.38)     (0.58)         --             (8.55)
BALANCE SHEET:
Canadian GAAP
Cash and cash equivalents........  $   61   $ 2,476   $ 59,851    $     --         $ 523,651
Working capital (deficit)........    (224)   (4,199)    47,871       4,205           511,671
Prepayment on property, plant and
  equipment......................      --        --         --          --           223,000(3)
Property, plant and equipment,
  net(4).........................     481    10,555     73,817      70,472           502,817(5)
Intangible and other assets......      75       207      1,292          --           182,892
Long-term debt...................      --       776     47,557          --           860,077
Shareholders' equity.............     331     5,787     73,929          --           530,809
U.S. GAAP
Shareholders' equity.............  $  316   $ 5,685   $ 73,514          --         $ 530,394
CASH PROVIDED BY (USED IN)(6):
Operating activities.............    (251)   (1,360)    (9,033)     (3,493)         (115,794)
Financing activities.............     769     7,686     75,948      33,737           953,385
Investing activities.............    (462)   (3,911)    (9,539)    (30,244)         (419,783)
OTHER:
EBITDA(7)........................  $ (375)  $(2,288)  $ (8,401)   $ 12,122         $   2,221

                                                                           SHAW
                                               GROUP TELECOM            FIBERLINK      PRO FORMA
                                        ----------------------------   ------------   ------------
                                             AT              AT             AT             AT
                                        SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                            1999            1999           1999           1999
                                        -------------   ------------   ------------   ------------
OPERATING DATA:
Route kilometers......................         46              69          7,765          7,834(8)
Fiber kilometers......................     16,595          24,407        101,546        125,953(9)
Number of Lucent class 5 switches.....          1               4             --              4
Number of buildings connected.........         40              50          1,014          1,064
Number of employees...................        168             342            137            479

---------------

(1) Amortization includes the depreciation charge allocated by Shaw Communications of $5,649,000 for use of distribution network assets. See note 6(c) to the financial statements of Shaw FiberLink.

(2) The effect of potential conversions of preferred shares and the exercise of options and warrants is not dilutive. Accordingly, fully diluted earnings per share is not presented.

(3) This amount represents a prepayment associated with our indefeasible right to use certain fibers to be built by Shaw Communications over the next three years.

(4) Property, plant and equipment at cost is as follows:

                                                  GROUP TELECOM            SHAW
                                             ------------------------   FIBERLINK      PRO FORMA
                                                  SEPTEMBER 30,         ----------   -------------
                                             ------------------------   AUGUST 31,   SEPTEMBER 30,
                                             1997    1998      1999        1999          1999
                                             ----   -------   -------   ----------   -------------
                                                                (IN THOUSANDS)
    Property, plant and equipment, at
      cost.................................  $517   $10,805   $74,895    $84,040       $503,895

(5) This amount includes property, plant and equipment of $100 million associated with our acquisition of the business of Shaw FiberLink, and property, plant and equipment valued at $329 million associated with our indefeasible right to use certain identified fibers in the fiber optic networks of Shaw Communications.

(6) Cash flow information represents cash provided by (used in) operating, financing and investing activities and is identical under Canadian and U.S. GAAP.

(7) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is calculated in accordance with Canadian GAAP and consists of earnings (loss) before interest, income taxes, depreciation and amortization and financing expenses. EBITDA is a financial metric used by substantially all investors to compare companies in the telecommunications industry on the basis of operating results, asset value and the ability to incur and service debt. It is not intended to represent cash flow or results of operations in accordance with Canadian GAAP. EBITDA may not be comparable to similarly titled amounts reported by other companies. Under U.S. GAAP, EBITDA for the years ended September 30, 1997, 1998 and 1999, and pro forma for the year ended September 30, 1999, giving effect to our acquisition of the business of Shaw FiberLink effective October 1, 1998, was $(371,000), $(3,431,000), $(8,769,000) and would have been $1,852,000, respectively.

(8) Equivalent to approximately 4,896 route miles. Route miles equal the number of miles of the telecommunications path in which we own or lease installed fiber optic cable.

(9) Equivalent to approximately 78,721 fiber miles. Fiber miles equal the number of route miles installed along a telecommunications path multiplied by the number of fibers along the path.

                                  RISK FACTORS

     An investment in our class B non-voting shares involves a high degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus before purchasing our class B non-voting shares.

     THE COSTS OF DEPLOYING OUR NETWORK AND EXPANDING OUR BUSINESS MAY EXCEED THE CAPITAL AVAILABLE TO US. IF THIS HAPPENS, WE MAY HAVE TO DELAY OR ABANDON OUR BUSINESS PLAN.

     We used substantial capital to fund our acquisition of the business of Shaw FiberLink, and will have significant capital expenditures, working capital, debt service and cash flow deficits during the period in which we are expanding our business and deploying our network, services and systems. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that the capital actually required to complete our network in our initial target markets will not exceed our expectations. If demand in the targeted markets exceeds current expectations, capital requirements may increase materially. In addition, we may identify new markets in the future and, as opportunities develop, we may be required to make additional investments in our network and facilities or pursue strategic alliances to consummate those opportunities.

     If required, we expect to raise additional capital through the sale of debt and equity and through vendor financing. We cannot assure you that we will be able to raise sufficient capital or that such funding will be available on a timely basis or on terms acceptable to us, if at all. If we fail to raise additional funds when and if required, we may have to delay or abandon expansion of our network into certain markets, which could cause us to lose revenue and would hinder our ability to compete in the telecommunications industry.

     IF WE ARE UNABLE TO NEGOTIATE ACCESS RIGHTS TO THE PROPERTY OF A VARIETY OF THIRD PARTIES, WE WOULD BE DELAYED IN EXECUTING OUR BUSINESS PLAN.

     Most of our target customers are tenants within large buildings. To execute our business plan, we will need to obtain additional building license agreements with several different building management companies. We may not be able to secure additional building license agreements on a timely basis or on acceptable terms. If we cannot obtain building license agreements, our operating results will be harmed and we may be required to delay or abandon some of our planned future expansion.

     To build our network, we must obtain rights and other permits, which include, but are not limited to, rights-to-use underground conduit and aerial pole space and other rights-of-way from entities such as utilities, railroads, long distance providers, provincial highway authorities, local governments and transit authorities. We cannot assure you that we will be successful in either obtaining or maintaining these permits and rights-of-way on commercially reasonable terms and conditions. Certain permits and rights-of-way may require regulatory filings or may be subject to legal challenge by municipal governments, land and building owners or other third parties. For example, there is a public notice proceeding currently before the CRTC in which interested parties have been invited to comment on the terms and conditions of access in the city of Vancouver. Loss of substantial permits or rights-of-way or the failure to enter into or maintain required arrangements could cause us to lose revenue or abandon certain markets.

     If we cannot enter into agreements for access rights or purchase or lease fiber with accompanying access rights, our business and our operating results may be harmed and we may be required to delay or abandon some of our business plan.

     WE ARE DEPENDENT ON SHAW FIBERLINK'S RIGHT TO USE THE FIBER WHICH CONSTITUTES A SIGNIFICANT PART OF OUR NETWORK.

     In connection with our acquisition of the business of Shaw FiberLink we received an indefeasible right to use Shaw FiberLink's fiber for 60 years. Shaw FiberLink has, in turn, a one-year indefeasible right to use fiber of various cable companies which are owned by Shaw Communications, renewable annually by Shaw FiberLink during the term of our indefeasible right to use Shaw FiberLink's fiber. As a result, in order to have access to the fiber provided by the indefeasible right to use, we are dependent on Shaw FiberLink's ability to maintain its indefeasible right to use agreements with the Shaw cable companies. In addition, the terms of our agreement with Shaw FiberLink provide that our rights under this agreement are limited if the underlying rights associated with the fiber that is the subject of the indefeasible right to use have any limitations or prohibitions. We entered into a performance assurance agreement with Shaw Communications to support our rights under our agreement with Shaw FiberLink. If we discover that indefeasible right to use rights are not passed to us as anticipated, or if we or Shaw FiberLink do not obtain and maintain the necessary underlying rights, or if Shaw Communications does not comply with the performance assurance agreement, we may not have access to the fiber provided by the indefeasible right to use agreement and this could substantially impair our ability to carry on business.

     IF WE ARE NOT ABLE TO EFFECTIVELY INTEGRATE THE OPERATIONS OF, AND USE AND EXPAND THE REVENUE STREAM PROVIDED BY, SHAW FIBERLINK, WE WILL NOT BE ABLE TO DEPLOY AND EXPAND OUR NETWORK AS QUICKLY AS WE INTEND.

     If we fail to integrate the operations and network of Shaw FiberLink, we will not be able to deploy our network in Toronto, Calgary and Edmonton as quickly as we otherwise might. In addition, our planned expansion beyond our initial target markets will be slower if we do not take advantage of the opportunities that the Shaw FiberLink assets provide. Also, to the extent we fail to use and expand the revenue stream provided by Shaw FiberLink's business, our financial condition and our prospects may be harmed. We provide data services to and derive revenue from other telecommunications carriers, even though we also compete with some of them for customers. A large portion of the revenues of Shaw FiberLink are also derived from services to other telecommunications carriers. These carriers may not wish to use our services to this extent given our competition with them and they may reduce the level of business they do with us.

     WE HAVE EXPERIENCED AND ANTICIPATE THAT WE WILL CONTINUE TO EXPERIENCE OPERATING LOSSES.

     For the three months ended December 31, 1999 and for the year ended September 30, 1999 we had operating losses of $11.9 million and $10.2 million and negative cash flow from operating activities of $7.9 million and $9.0 million, respectively. We expect to incur significant additional expenditures in connection with the development and expansion of our network infrastructure. As a result, we expect to continue to incur significant future operating losses and negative cash flow. If our revenues do not increase significantly or the increase in our expenses is greater than expected, we may not achieve or sustain profitability or generate positive cash flow in the future.

     GROUP TELECOM'S LIMITED HISTORY OF OPERATIONS MAY MAKE IT DIFFICULT TO EVALUATE OUR PROSPECTS.

     Group Telecom was incorporated in 1996. Our short operating history permits us to provide you with only limited operating and financial data which you can use to evaluate our performance and determine whether you should purchase our class B non-voting shares.

     IF WE DO NOT CONTINUALLY ADAPT TO TECHNOLOGICAL CHANGE, WE COULD LOSE CUSTOMERS AND MARKET SHARE.

     The telecommunications industry is subject to rapid and significant changes in technology, and we rely on outside vendors for the development of and access to new technology. The effect of technological changes on our business cannot be predicted. We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. In addition, we rely on vendors with whom we have financing agreements to anticipate and adapt to new technology and to make products that incorporate such technology available to us. We cannot assure you that we will obtain access to new technology on a timely basis or on satisfactory terms. If we fail to obtain new technology, we may lose customers and market share which could harm our business and operating results.

     OUR SUBSTANTIAL DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE.

     We have a significant amount of debt. As of December 31, 1999, adjusting for our acquisition of Shaw FiberLink and related financings, including our offering of units on February 1, 2000, we had approximately $873 million of long-term debt outstanding. In addition, we could incur an additional $423 million under our Cisco facility and our new vendor financing with Lucent, assuming we could incur a debt in compliance with covenants set forth in these facilities. We may need to incur additional debt in the future. Our substantial debt obligations could have important consequences to you. For example, it could:

     - require us to use a substantial portion of our operating cash flow to pay interest, which reduces funds available to expand our network and for other purposes;

     - place us at a competitive disadvantage compared to our competitors that have less debt;

     - make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions;

     -  limit our ability to pursue business opportunities; and

     - limit our ability to borrow more money for operations or capital in the future.

     A 1 percent interest rate change on our floating interest rate debt outstanding at December 31, 1999, adjusted for our senior bank debt financing, would have an annual impact of $2.6 million on our interest cost.

     WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO PAY OUR DEBT. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING OR POSTPONE CAPITAL EXPENDITURES.

     We cannot assure you that we will generate sufficient cash flow from operations to make scheduled payments on our debt. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive, legal and technical factors. Some of the factors are beyond our control, such as economic conditions in the different local markets where we operate or intend to operate, and pressure from existing and new competitors. If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets. Our ability to refinance our debt or obtain additional financing will depend on, among other things:

     -  our financial condition at the time;

     -  restrictions in agreements governing our debt; and

     -  other factors, including market conditions.

     DUE TO RESTRICTIONS IN OUR FINANCING AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS AS WE DESIRE.

     The financing agreements under which our long-term debt was incurred contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends as well as various covenants that require us to maintain specific financial ratios. These limitations may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and our shareholders.

     Our failure to comply with the covenants and restrictions contained in our financing agreements could lead to a default under the terms of one of these agreements. If a default occurs in one of these agreements, the parties to our other financing agreements could declare all amounts borrowed and all amounts due under these other agreements due and payable.

     WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE WHICH COULD BE DETRIMENTAL TO HOLDERS OF OUR CLASS B NON-VOTING SHARES.

     As a result of an amended and restated shareholders agreement entered into by shareholders holding approximately 88.0% of our fully-diluted equity in connection with our acquisition of the business of Shaw FiberLink, two of our institutional investors (which are affiliates of Goldman Sachs and CIBC World Markets) and Shaw Communications, will be able to nominate a majority of our directors. Affiliates of Goldman Sachs and CIBC World Markets hold approximately 33.0% of our equity and will have upon their election, as a group, 4 of 11 seats on our board of directors. In addition, Shaw Communications received approximately 27.1% of our fully diluted equity upon the closing of its sale to us of the business of Shaw FiberLink and will have, upon their election, 2 additional directors on our board of directors (for a total of 3 directors). Shaw Communications and Goldman Sachs also have the right to nominate two additional persons who are neither employees nor directors of our major investors as members of our board. In addition, each of Shaw Communications and Goldman Sachs has a right to consent to:

     - specified major transactions by us, including acquisitions and investments in excess of $300 million and mergers or business combinations, for a period of 18 months after February 16, 2000; and

     - our annual operating budget, for a period of 24 months after February 16, 2000.

     Decisions concerning our operations or financial structure may present conflicts of interest between these investors, our management and other holders of our securities, including holders of our class B non-voting shares. In addition to their investments in us, these investors or their affiliates currently have significant investments in other telecommunications companies, including entities that compete with us, and may in the future invest in other entities engaged in the telecommunications business or in related businesses. Conflicts may also arise in the negotiation or enforcement of arrangements entered into by us and entities in which these investors have an interest.

     SOME OF OUR COMPETITORS HAVE GREATER FINANCIAL, TECHNICAL AND OTHER RESOURCES THAN WE DO, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     The Canadian telecommunications market is highly competitive. We face, and expect to continue to face, intense competition in all of our target markets from the incumbent local exchange carriers, cable companies, competitive long distance providers, wireless providers, new local exchange carriers, and resellers. Many of our current and potential competitors, including the Bell companies, Aliant, BCT.TELUS, AT&T Canada and Call-Net, have longer operating histories in the telecommunications industry and substantially greater financial, marketing, technical, personnel, regulatory and other resources, including greater brand name recognition. The emergence in Canada of a competitive market for local telecommunications services has resulted in price competition among market participants, and this pricing pressure may be more intense than we expect, which could harm our business and our financial condition. Also, we cannot assure you that, as communications technologies develop, new classes of competitors will not emerge.

     OUR BUSINESS STRATEGY DEPENDS ON SECURING AND MAINTAINING INTERCONNECTION AGREEMENTS WITH OTHER PROVIDERS.

     We provide some local services to our customers using facilities that we lease or purchase from the incumbent local exchange carriers. We must enter into agreements for the interconnection of our network with the networks of the incumbent local exchange carriers and other carriers covering each market in which we intend to offer service. We have entered into interconnection agreements in a number of jurisdictions. However, we cannot assure you that we will successfully renegotiate these agreements as they become due to expire, or negotiate additional agreements as we enter new markets. Although the incumbent local exchange carriers are not entitled to unjustly discriminate against telecommunications carriers like us in respect of the rates or services they provide to us or to disrupt the access of competitors to their respective facilities, we are vulnerable to changes in our lease and interconnection arrangements with the incumbent local exchange carriers, such as rate increases and changes in rules and policies of Canada's telecommunications regulatory authority, the Canadian Radio-television and Telecommunications Commission (commonly known as the "CRTC").

     WE DEPEND ON OUR SUPPLIERS OF SWITCHES AND OTHER EQUIPMENT AND MAY EXPERIENCE DELAYS IN RECEIVING REQUIRED COMPONENTS.

     We rely on other companies to supply key components of our network infrastructure, primarily switching and data routing equipment. These components are only available in the quantities and quality we require from limited sources. We may experience delays in receiving components or may not be able to obtain these components on the scale and within the time frames required by us at an affordable cost, or at all.

     IF OUR BILLING, CUSTOMER SERVICE AND INFORMATION SYSTEMS DO NOT OPERATE AS WE EXPECT OR IF WE FAIL TO UPGRADE SYSTEMS AS NECESSARY, WE WILL NOT BE ABLE TO CONDUCT OUR BUSINESS EFFICIENTLY.

     Integrated management information and processing systems are vital to our growth and our ability to monitor costs, process customer orders, bill customers and operate efficiently. The cost of implementing these systems has been, and we expect will continue to be, substantial.

     We are in the final stages of developing and testing our operational support system to integrate important facets of our operations. The development and implementation of this system relies in part on the products and services of third party vendors, over which we have no control. Unanticipated problems with our system may harm our business and operating results.

     In addition, any of the following developments could harm us:

     - our failure to adequately identify and integrate all of our information and processing needs;

     - failure of our processing or information systems to perform as expected; and

     -  our failure to upgrade systems as necessary and on a timely basis.

     IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, OUR BUSINESS AND OUR PROSPECTS COULD BE HARMED.

     We are dependent on the continued service of a small number of key executives and operations personnel, including Daniel Milliard, our chief executive officer, Robert Wolfe, our president, Stephen Shoemaker, our chief financial officer and Eric Demirian, our executive vice president, corporate development. The loss of services of one or more of our key executives, particularly Messrs. Milliard, Wolfe, Shoemaker and Demirian, could harm our business and our prospects. We do not maintain key person life insurance for any of our executive officers.

     REGULATIONS RELATING TO CANADIAN OWNERSHIP AND CONTROL OF OUR VOTING SHARES PREVENTS A FOREIGN INVESTOR FROM ACQUIRING US, WHICH COULD LIMIT THE VALUE OF YOUR CLASS B NON-VOTING SHARES.

     As a competitive local exchange carrier, we are subject to regulations which require that not less than 66 2/3% of our issued and outstanding voting shares be beneficially owned by "Canadians" (as defined in these regulations). To ensure compliance with these regulations, we have placed restrictions on the transfer of our class A voting shares to non-Canadians. These restrictions effectively limit the number of potential acquirors of our business and therefore a takeover bid for us is less likely and you are less likely to receive the change of control premium that generally comes with such bids.

     OUR ABILITY TO COMPETE IN THE CANADIAN LOCAL TELECOMMUNICATIONS MARKET IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION WHICH MAY BE CHANGED IN A MANNER HARMFUL TO OUR BUSINESS.

     We are subject to regulation by the CRTC pursuant to the provisions of the Canadian Telecommunications Act. We are also subject to radio spectrum regulation by the Canadian Federal Department of Industry (commonly known as Industry Canada) pursuant to the provisions of the Radiocommunication Act. Since 1994, the stated policy of the CRTC has been to recognize the importance of competition in the local switched services market. As a relatively new entrant into the Canadian telecommunications market, we benefit from this policy and these decisions. However, we cannot assure you that the CRTC's policy to foster the development of competition in the local switched services market will not change or that the CRTC will react quickly and efficiently to anti-competitive practices or effects resulting from the dominant position of Canada's incumbent local exchange carriers. Any change in the CRTC's policies or regulations could harm our business, operating results and prospects.

     CRTC decisions are subject to review and variance by the CRTC at any time. CRTC decisions can also be appealed to the Canadian Federal Court of Appeal and may also be challenged by petition to the Federal Cabinet. We cannot assure you that the local competition decisions of the CRTC, or other decisions relating to the telecommunications markets in which we compete will not be reviewed and varied by the CRTC or by the Federal Court or Cabinet on appeal. Any variance of these decisions or other rules and regulations of the CRTC could harm our business.

     OUR NEED TO COMPLY WITH EXTENSIVE GOVERNMENT REGULATION CAN INCREASE OUR COSTS AND SLOW OUR GROWTH.

     Because we are subject to extensive government regulation, delays in receiving required regulatory approvals may slow our growth. In addition, the enactment of new adverse regulations or regulatory requirements may increase our costs, which could have a harmful effect on us. We also cannot assure you that, as we expand our business, the CRTC and Industry Canada will continue to grant us the authority we need to conduct our business or will not take action against us if we are found to have provided services without obtaining the necessary authorizations or to have violated other requirements of their rules or orders. The CRTC, Industry Canada or others could challenge our compliance with applicable rules and orders, which could cause us to incur substantial legal and administrative expenses. Lengthy administrative hearings might also delay the deployment of our network, which could slow our growth.

     OUR CLASS B NON-VOTING SHARES HAVE NO PRIOR MARKET AND THEIR PRICE MAY BE VOLATILE. WE CANNOT ASSURE YOU THAT OUR SHARE PRICE WILL NOT DECLINE AFTER THIS OFFERING.

     Before this offering, there has not been a public market for our class B non-voting shares, and an active public market for our class B non-voting shares may not develop or be sustained after this offering. The initial offering price for the class B non-voting shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our class B non-voting shares could be subject to significant fluctuation after this offering. Among the factors that could affect our share price are:

     -  quarterly variations in our operating results;

     - changes in revenue or earnings estimates or publication of research reports by analysts;

     - strategic decisions by us or our competitors, such as acquisitions or restructurings or changes in business strategy;

     -  actions by institutional stockholders;

     -  speculation in the press or investment community;

     -  general market conditions; and

     -  economic factors unrelated to our performance.

     Recently, stock markets in the United States have experienced significant price and volume fluctuations and the market prices of securities of telecommunications services providers and technology companies, particularly Internet-related companies, have been highly volatile. Investors may not be able to resell their class B non-voting shares at or above the initial public offering price. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation in the United States has often been instituted against such a company. The institution of such litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could harm our business and financial condition.

     IF YOU PURCHASE CLASS B NON-VOTING SHARES IN THIS OFFERING, YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price of our class B non-voting shares is substantially higher than the book value per share of the outstanding class A voting and class B non-voting shares. Accordingly, if you purchase class B non-voting shares in this offering, you will experience immediate dilution of approximately $13.39 in the book value per class B non-voting share, meaning that the net tangible book value of each share purchased by you will be less than the purchase price you paid. To the extent that outstanding options to purchase our class A voting and class B non-voting shares are exercised, or options reserved for issuance are issued and exercised, each shareholder purchasing in this offering will experience further substantial dilution.

     SINCE OUR REVENUE IS IN CANADIAN DOLLARS AND SOME OF OUR DEBT IS IN U.S. DOLLARS, WE ARE SUBJECT TO FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN CANADIAN AND U.S. DOLLARS.

     As of the date of this prospectus, we had debt outstanding denominated in U.S. dollars of approximately US$457 million. Since the majority of our revenue is in Canadian dollars, we will be exposed to fluctuations in the exchange rate between Canadian and U.S. dollars and the uncertainty of the amount of Canadian dollars that will be required to service the principal and interest payments under the U.S. dollar denominated debt. A 1 percent change in the foreign currency exchange rate between the Canadian and U.S. dollar would have an impact of $6.7 million on our long-term debt. While we intend to hedge all or a portion of our U.S. dollar debt, any substantial increase in the U.S. dollar relative to the Canadian dollar could affect our results of operations and our ability to meet our future payment obligations on our debt.

     IF OUR FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS ARE INCORRECT, OUR RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS.

     This prospectus contains forward-looking statements in "Prospectus Summary" beginning on page 1, "Risk Factors" beginning on page 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 25, "Business" beginning on page 38 and elsewhere. These statements relate to future events or our future financial performance. You can generally identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume and no other person assumes responsibility for the accuracy and completeness of these statements.

                                USE OF PROCEEDS

     At the initial public offering price of US$14 the net proceeds from the sale of our 18,000,000 class B non-voting shares are approximately US$233 million, or approximately US$268 million if the over-allotment option granted to the underwriters is exercised in full, after deducting the underwriting commission of approximately US$17.1 million, or an underwriting commission of approximately US$19.7 million if the over-allotment option is exercised in full, and estimated expenses of US$2 million. We intend to use the net proceeds from this offering to fund the development and expansion of our network, and for working capital and other general corporate purposes, including potential acquisitions.

     We intend to spend approximately $480 million on the development and expansion of our network in the next two years.

     Consistent with our business strategy, we continually consider acquisition opportunities that will enhance our business. As of the date of this prospectus, we have not entered into any definitive agreements to make any acquisitions.

                                DIVIDEND POLICY

     We have not paid any dividends on our class B non-voting shares and do not intend to pay any dividends on our class B non-voting shares in the foreseeable future. We currently intend to retain future earnings, if any, to finance the future growth of our business. In addition, our ability to pay cash dividends is currently restricted under the terms of financing agreements related to our long term debt. Future dividends, if any, will be determined by our board of directors.

                                 CAPITALIZATION

     The following table sets forth the following information:

     (1) our actual capitalization as of December 31, 1999;

     (2) our capitalization as of December 31, 1999 as adjusted to give effect to:

        -  the acquisition of the business of Shaw FiberLink;

        -  our bank facility;

        - the conversion of our issued and outstanding series A and series B first preference shares into class A voting and class B non-voting shares;

        - the issuance on February 1, 2000 of 855,000 units consisting of US$855,000,000 (issued at a price of 52.651%) of 13 1/4% senior discount notes due 2010 and 855,000 warrants to purchase 4,198,563 of our class B non-voting shares; and

        - the sale of 18,000,000 class B non-voting shares in this offering at an assumed offering price of US$14 a share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

     Our capitalization as adjusted assumes no exercise of the underwriters' over-allotment option. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 25, "Selected Unaudited Pro Forma Consolidated Financial and Operating Information" beginning on page 18 and the financial information beginning on page F-1.

                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $ 29,348    $  832,504
                                                              ========    ==========
Long-term debt (including current portion):
  Bank facility(1)..........................................  $     --    $  220,000
  13 1/4% senior discount notes due 2010....................        --       592,520
  Vendor financing(2).......................................    57,779        57,779
  Note payable(3)...........................................       771           771
  Capital leases............................................     2,224         2,224
                                                              --------    ----------
     Total long-term debt...................................  $ 60,774    $  873,294
                                                              --------    ----------
Shareholders' equity:
  First preference shares, no par value, unlimited shares
     authorized:
     Series A first preference shares: 50,000,000 shares
      authorized; 42,500,002 shares issued and outstanding,
      actual, and no shares issued and outstanding, as
      adjusted..............................................  $ 69,156    $       --
  Class A voting shares, no par value: unlimited shares
     authorized; 18,609,935 shares issued and outstanding
     actual and 79,206,032 issued and outstanding, as
     adjusted...............................................    13,598       464,854
  Class B non-voting shares, no par value: unlimited shares
     authorized; 4,148,569 shares issued and outstanding
     actual and 33,148,571 shares issued and outstanding, as
     adjusted...............................................     5,026       362,281
  Warrants..................................................        --        56,880
  Additional paid in capital................................       255           255
  Deficit...................................................  $(25,146)   $  (25,146)
                                                              --------    ----------
  Total shareholders' equity................................    62,889       859,124
                                                              --------    ----------
     Total capitalization...................................  $123,663    $1,732,418
                                                              ========    ==========

---------------

(1) For a description of the terms of the bank facility, see "Description of our Financing Arrangements -- Bank Facility" on page 52.

(2) Includes (1) a credit agreement with Cisco by which Cisco agreed to finance our purchase and installation of up to US$15 million of Cisco networking hardware and software and (2) a credit agreement with Lucent by which Lucent agreed to finance our purchase and installation of up to US$40 million of Lucent equipment. Our capitalization does not include a new facility committed by Lucent that provides us with financing for up to US$315 million of Lucent equipment. For a description of the new Lucent facility and the Cisco facility, see "Description of our Financing Arrangements" beginning on page 52.

(3) Represents an amount payable pursuant to a right to purchase the building that houses our central office in Burnaby, British Columbia.

                                    DILUTION

     Our net tangible book value as of December 31, 1999, adjusted for the issuance of $400,000,000 in series B first preference shares on February 16, 2000, was $448,203,943, or approximately $4.75 per share. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of series A and series B first preference shares, class A voting and B non-voting shares outstanding. The calculations give effect to the conversion of all outstanding series A and series B first preference shares into class A voting and class B non-voting shares automatically upon this initial public offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our class B non-voting shares in this offering and the net tangible book value per share of our class A voting and class B non-voting shares immediately afterwards.

     After giving effect to the sale of the 18,000,000 class B non-voting shares in this offering, at an initial public offering price of US$14 per share, the conversion of our series A and series B first preference shares into class A voting and class B non-voting shares and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 1999, would have been $787,559,943, or approximately $7.01 per share. This represents an immediate increase in pro forma net tangible book value of $2.26 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $13.39 per share to new investors purchasing class B non-voting shares in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share...              $  20.40
  Net tangible book value per share as of December
     31, 1999.....................................  $   4.75
  Increase per share attributable to new
     investors....................................  $   2.26
Pro forma net tangible book value per share after
  this offering...................................              $   7.01
                                                                --------
Dilution in pro forma net tangible book value per
  share to new investors..........................              $  13.39
                                                                ========

     The information in this section and the above table does not include:

     - 2,700,000 class B non-voting shares to be issued in the event the underwriters' over-allotment option is exercised;

     - 12,568,802 class A voting and class B non-voting shares that may be issued upon exercise of outstanding options and warrants;

     For further information on our outstanding options and warrants, see "Management -- Options" beginning on page 64 and "Related Party Transactions" beginning on page 75.

                   SELECTED UNAUDITED PRO FORMA CONSOLIDATED
                      FINANCIAL AND OPERATING INFORMATION

     The following table sets forth selected unaudited pro forma consolidated financial information relating to the acquisition of the business of Shaw FiberLink. The unaudited pro forma condensed consolidated statement of operations for the twelve months ended September 30, 1999 has been prepared based on the audited consolidated statement of operations of Group Telecom for the year ended September 30, 1999 and the audited statement of operations of Shaw FiberLink for the year ended August 31, 1999, and as if the acquisition of the business of Shaw FiberLink had occurred on October 1, 1998. The unaudited pro forma condensed consolidated balance sheet information has been prepared as if the acquisition of the business of Shaw FiberLink had occurred on September 30, 1999. See "Unaudited Pro Forma Condensed Consolidated Financial Information" beginning on page F-42. The pro forma financial information, summarized from the pro forma condensed consolidated financial statements, is presented for informational purposes only and does not purport to be indicative of the results which would have actually been obtained or our financial position if the transactions had been completed as of the dates indicated or that may be expected to occur in the future.

                                                              TWELVE MONTHS ENDED
                                                               SEPTEMBER 30, 1999
                                                              -------------------
                                                              (IN THOUSANDS EXCEPT
                                                                 PER SHARE AND
                                                                OPERATING DATA)
STATEMENT OF OPERATIONS:
Revenue.....................................................       $   41,520
Cost of sales...............................................           21,108
                                                                   ----------
Gross profit................................................           20,412
Selling, general and administrative expenses................           19,111
Amortization(1).............................................           39,267
                                                                   ----------
Operating loss..............................................          (37,966)
Interest and finance items(2)...............................         (114,028)
Income taxes................................................             (257)
                                                                   ----------
Loss for the year under Canadian GAAP.......................       $ (152,251)
                                                                   ==========
Loss per share under Canadian GAAP(3).......................            (8.53)
                                                                   ==========
Loss for the year under U.S. GAAP...........................       $ (152,620)
                                                                   ==========
Loss per share under U.S. GAAP(3)...........................            (8.55)
BALANCE SHEET:
Cash and cash equivalents...................................       $  523,651
Working capital.............................................          511,671
Prepayment on property, plant and equipment(4)..............          223,000
Property, plant and equipment, net(5).......................          502,817
Total assets................................................        1,437,215
Long-term debt..............................................          860,077
Shareholders' equity........................................          530,809
Total liabilities and shareholders' equity..................        1,437,215
CASH PROVIDED BY (USED IN):
Operating activities........................................         (115,794)
Financing activities........................................          953,385
Investing activities........................................         (419,783)
OTHER:
EBITDA(6)...................................................       $    2,221

                                                                AT DECEMBER 31,
                                                                     1999
                                                                ---------------
OPERATING DATA:
Route kilometers(7).........................................          7,834
Fiber kilometers(8).........................................        125,953
Number of Lucent class 5 switches...........................              4
Number of buildings connected...............................          1,064
Number of customers.........................................          2,900
Number of employees.........................................            479

---------------
(1) Amortization includes the depreciation charge allocated by Shaw Communications of $5,649,000 for use of distribution network assets. See note 6(c) to the financial statements of Shaw FiberLink.

(2) Interest and finance items include $88,400,000 in interest expense on debt proceeds raised in the offering of our units on February 1, 2000, giving effect to this units offering as if it had occurred on October 1, 1998. These figures do not reflect a corresponding return on proceeds received.

(3) The effect of potential conversions of preferred shares and the exercise of options and warrants is not dilutive. Accordingly, fully diluted earnings per share is not presented.

(4) This amount represents a prepayment associated with our indefeasible right to use certain fibers to be built by Shaw Communications over the next three years.

(5) This amount includes property, plant and equipment of $100 million associated with our acquisition of the business of Shaw FiberLink, and property, plant and equipment valued at $329 million associated with our indefeasible right to use certain identified fibers in the fiber optic networks of Shaw Communications. Property, plant and equipment at cost on a pro forma basis at September 30, 1999 was $503,895,000.

(6) EBITDA is calculated in accordance with Canadian GAAP and consists of earnings (loss) before interest, income taxes, depreciation and amortization and financing expenses. EBITDA is a financial metric used by substantially all investors to compare companies in the telecommunications industry on the basis of operating results, asset value and the ability to incur and service debt. However, it is not intended to represent cash flow or results of operations in accordance with Canadian GAAP. EBITDA may not be comparable to similarly titled amounts reported by other companies. Under U.S. GAAP, pro forma EBITDA for the year ended September 30, 1999, giving effect to our acquisition of the business of Shaw FiberLink effective October 1, 1998, would have been $1,852,000.

(7) Equivalent to approximately 4,896 route miles. Route miles equal the number of miles of the telecommunications path in which we own or lease installed fiber optic cable.

(8) Equivalent to approximately 78,721 fiber miles. Fiber miles equal the number of route miles installed along a telecommunications path multiplied by the number of fibers along the path.

                  SELECTED HISTORICAL FINANCIAL AND OPERATING
                          INFORMATION OF GROUP TELECOM

     The following table sets forth selected financial and operating information for Group Telecom for the periods indicated. You should read this selected consolidated financial and operating information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 25 and our financial statements, including the notes beginning on page F-2. Our financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The principal differences are summarized in note 22 to our financial statements.

                                                                         THREE MONTHS ENDED
                                   TWELVE MONTHS ENDED SEPTEMBER 30,        DECEMBER 31,
                                 -------------------------------------   ------------------
                                 1996(1)    1997     1998       1999      1998       1999
                                 -------   ------   -------   --------   -------   --------
                                                                            (UNAUDITED)
                                    (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS:
Canadian GAAP
Revenue........................   $  29    $2,051   $ 1,823   $  2,705   $   372   $  2,267
Cost of sales..................      28     1,437     1,131      1,808       248      2,138
                                  -----    ------   -------   --------   -------   --------
Gross profit...................       1       614       692        897       124        129
Selling, general and
  administrative expenses......     243       989     3,038     10,218     1,791     10,863
                                  -----    ------   -------   --------   -------   --------
                                   (242)     (375)   (2,346)    (9,321)   (1,667)   (10,734)
Amortization...................       9        55       255        853       137      1,124
                                  -----    ------   -------   --------   -------   --------
Operating loss.................    (251)     (430)   (2,601)   (10,174)   (1,804)   (11,858)
Interest and finance items
  (income).....................      --        --      (162)      (372)        3       (141)
Tax (expense) recovery.........       5        --        --       (165)       (8)       (65)
                                  -----    ------   -------   --------   -------   --------
Loss for the period............   $(246)   $ (430)  $(2,439)  $ (9,967)  $(1,815)  $(12,064)
                                  =====    ======   =======   ========   =======   ========
Loss per share(2)..............   (0.05)    (0.05)    (0.26)     (0.56)    (0.12)     (0.54)
U.S. GAAP
Loss for the period............   $(269)   $ (426)  $(3,582)  $(10,336)  $(1,828)  $(12,424)
                                  =====    ======   =======   ========   =======   ========
Loss per share(2)..............   (0.05)    (0.05)    (0.38)     (0.58)    (0.12)     (0.55)
BALANCE SHEET:
Canadian GAAP
Cash and cash equivalents......   $   5    $   61   $ 2,476   $ 59,851             $ 29,348
Working capital (deficit)......    (166)     (224)   (4,199)    47,871               (1,639)
Property, plant and equipment,
  net(3).......................      64       481    10,555     73,817              108,009
Intangible and other
  assets(4)....................      85        75       207      1,292               14,902
Long-term debt.................      --        --       776     47,557               57,028
Shareholders' equity
  (deficiency).................     (17)      331     5,787     73,929               62,888
U.S. GAAP
Shareholders' equity
  (deficiency).................   $ (41)   $  316   $ 5,685   $ 73,514             $ 63,130
CASH PROVIDED BY (USED IN):(5)
Operating activities...........   $(127)   $ (251)  $(1,360)  $ (9,033)  $(1,148)  $ (7,863)
Financing activities...........     233       769     7,686     75,948     3,162       (136)
Investing activities...........    (101)     (462)   (3,911)    (9,539)     (932)   (22,505)
OTHER:
EBITDA(6)......................   $(242)   $ (375)  $(2,288)  $ (8,401)  $(1,653)  $(10,154)

                                                        AT               AT               AT
                                                   SEPTEMBER 30,    SEPTEMBER 30,    DECEMBER 31,
                                                       1998             1999             1999
                                                   -------------    -------------    ------------
OPERATING DATA:
Route kilometers...............................             5               46                 69(7)
Fiber kilometers...............................         2,030           16,595             24,407(8)
Number of Lucent class 5 switches..............             1                1                  4
Number of buildings connected..................             8               40                 50
Number of employees............................            51              168                342

---------------

(1) Data is for the period from our incorporation on April 12, 1996 to September 30, 1996.

(2) The effect of potential conversions of preferred shares and the exercise of options and warrants is not dilutive. Accordingly, fully diluted earnings per share is not presented.

(3) Property, plant and equipment at cost is as follows:

                                                                      SEPTEMBER 30,
                                                             -------------------------------
                                                             1996   1997    1998      1999
                                                             ----   ----   -------   -------
                                                                     (IN THOUSANDS)
    Property, plant and equipment, at cost................   $69    $517   $10,805   $74,895

(4) Intangible and other assets include goodwill and other long-term assets.

(5) Cash flow information represents cash provided by (used in) operating, financing and investing activities are identical under Canadian and U.S. GAAP.

(6) EBITDA is calculated in accordance with Canadian GAAP and consists of earnings (loss) before interest, income taxes, depreciation and amortization and financing expenses. EBITDA is a financial metric used by substantially all investors to compare companies in the telecommunications industry on the basis of operating results, asset value and the ability to incur and service debt. It is not intended to represent cash flow or results of operations in accordance with Canadian GAAP. EBITDA may not be comparable to similarly titled amounts reported by other companies. Under U.S. GAAP, EBITDA for the period from April 12, 1996, our date of incorporation, to September 30, 1996, and the years ended September 30, 1997, 1998 and 1999 was $(265,000),
    $(371,000), $(3,431,000) and $(8,769,000), respectively.

(7) Equivalent to approximately 43 route miles. Route miles equal the number of miles of the telecommunications paths in which we own or lease installed fiber optic cable.

(8) Equivalent to approximately 15,254 fiber miles. Fiber miles equal the number of route miles installed along a telecommunications path multiplied by the number of fibers along the path.

                       SELECTED HISTORICAL FINANCIAL AND
                    OPERATING INFORMATION OF SHAW FIBERLINK

     The following table sets forth selected financial and operating information for Shaw FiberLink for the periods indicated. You should read this selected historical information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Shaw FiberLink Results of Operations" beginning on page 29 and the Shaw FiberLink audited financial statements, including the notes, beginning on page F-32. The Shaw FiberLink financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The principal differences are summarized in note 10 to the financial statements of Shaw FiberLink.

                                                                        THREE MONTHS ENDED
                                     TWELVE MONTHS ENDED AUGUST 31,        NOVEMBER 30,
                                    --------------------------------    ------------------
                                      1997        1998        1999       1998       1999
                                    --------    --------    --------    ------    --------
                                                                           (UNAUDITED)
                                            (IN THOUSANDS, EXCEPT OPERATING DATA)
STATEMENT OF OPERATIONS:
Revenue...........................  $ 11,631    $ 22,324    $ 38,815    $7,876    $ 13,197
Cost of sales.....................     3,965      10,174      17,800     3,529       6,503
                                    --------    --------    --------    ------    --------
Gross profit......................     7,666      12,150      21,015     4,347       6,694
Selling, general and
  administrative expenses.........     5,227       7,498       8,893     1,999       3,004
Depreciation......................     1,954       3,832       6,565     1,347       2,109
Depreciation charge allocated by
  Shaw Communications for use of
  distribution network
  assets(1).......................     3,073       4,394       5,649     1,259       1,648
                                    --------    --------    --------    ------    --------
Loss before income taxes..........    (2,588)     (3,574)        (92)     (258)        (67)
Income taxes......................        25          50          92        23          25
                                    --------    --------    --------    ------    --------
Net loss..........................  $ (2,613)   $ (3,624)   $   (184)   $ (281)   $    (92)
                                    ========    ========    ========    ======    ========
BALANCE SHEET:
Accounts receivable.........................    $  2,188    $  7,336              $  6,264
Prepaids and other..........................          65         289                   183
                                                --------    --------              --------
                                                   2,253       7,625                 6,447
Property and equipment, net.................      46,793      70,472                78,422
                                                --------    --------              --------
                                                $ 49,046    $ 78,097              $ 84,869
                                                ========    ========              ========
Accounts payable and accrued liabilities....    $  7,613    $  1,974              $  1,905
Income taxes payable........................         148         116                    92
Unearned revenue............................         161       1,330                 1,273
                                                --------    --------              --------
                                                   7,922       3,420                 3,270
Net investment by Shaw Communications.......      41,124      74,677                81,599
                                                --------    --------              --------
                                                $ 49,046    $ 78,097              $ 84,869
                                                ========    ========              ========
CASH PROVIDED BY (USED IN)(2):
Operating activities..............       405       5,905      (3,493)   (5,922)      3,045
Financing activities..............    11,684      21,540      33,737    11,117       7,014
Investing activities..............   (12,089)    (27,445)    (30,244)   (5,195)    (10,059)
OTHER:
EBITDA(3)...................................    $  4,652    $ 12,122    $2,348    $  3,690

                                                              AT DECEMBER 31,
                                                                   1999
                                                              ---------------
OPERATING:
Route kilometers(4).........................................        7,765
Fiber kilometers(5).........................................      101,546
Number of buildings connected...............................        1,014
Number of employees.........................................          137

---------------

(1) See note 6(c) to the financial statements of Shaw FiberLink.

(2) Cash flow information represents cash provided by (used in) operating, financing and investing activities and is identical under Canadian and U.S. GAAP.

(3) EBITDA is calculated in accordance with Canadian GAAP and consists of earnings (loss) before interest, income taxes, depreciation and amortization and financing expenses and the charge allocated by Shaw Communications for the use of distribution network assets. EBITDA is a financial metric used by substantially all investors to compare companies in the telecommunications industry on the basis of operating results, asset value and the ability to incur and service debt. It is not intended to represent cash flow or results of operations in accordance with Canadian GAAP. EBITDA may not be comparable to similarly titled amounts reported by other companies.

(4) Shaw FiberLink route kilometers are calculated as of December 22, 1999, the date that Shaw Communications agreed to grant Group Telecom an indefeasible right to use these route kilometers. Equivalent to approximately 4,853 route miles. Route miles equal the number of miles of the telecommunications paths in which Shaw FiberLink owns or leases installed fiber optic cable.

(5) Shaw FiberLink fiber kilometers are calculated as of December 22, 1999, the date that Shaw Communications agreed to grant Group Telecom an indefeasible right to use these fiber kilometers. Equivalent to approximately 63,466 fiber miles. Fiber miles equal the number of route miles installed along a telecommunications path multiplied by the number of fibers along the path.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We have been providing data services since 1996 and have commenced construction of our facilities-based network in Vancouver. We avoided substantial capital expenditures in the build-out of our network in Vancouver through a contract with BC Hydro, an electric utility, which enabled us to install our fiber through their existing conduits which connect to nearly all buildings in British Columbia. We have used our Vancouver fiber network strategy as a blueprint to enter our other initial target markets across Canada, and have already entered into conduit access agreements with utility companies in Calgary and Edmonton, and intend to pursue similar opportunities in Montreal. In Toronto we intend to acquire and have leased existing fiber to establish our network and in July, 1999 entered into a fiber lease agreement with Toronto Hydro which gives us access to Toronto Hydro's existing fiber optic network.

     We installed our first Lucent 5ESS voice switch in Vancouver in 1998. We installed voice switches in Toronto and Calgary in December 1999. In January 2000, we installed a voice switch in Montreal. We expect to provide data and switched voice services in Toronto and Calgary by February 2000 and in Edmonton and Montreal by March and May 2000, respectively.

     In the fall of 1999, we launched a national marketing effort of our comprehensive suite of services. As of December 31, 1999, we had 50 buildings connected to our network and had deployed approximately 24,407 fiber kilometers (15,254 miles) over 69 route kilometers (43 miles). At December 31, 1999, in our target markets we had 202 building licence agreements with property owners, including Cadillac Fairview and Oxford Properties, each a national property owner. With the acquisition of the business of Shaw FiberLink we will have use of an additional 101,546 fiber kilometers (63,446 miles) over 7,765 route kilometers (4,853 miles).

     Our network in a city consists of a fiber optic backbone, fiber connection from the backbone to the buildings, equipment in the buildings in which our customers are located, central offices housing data and switching equipment and equipment connecting our network to the public switched telephone network and the Internet.

     The construction of our network in each target market varies, depending upon the size and complexity of the network. The time required to complete the construction phase is also significantly influenced by the number of route and fiber miles involved, the mix of aboveground versus underground fiber deployment, possible delays in securing rights-of-way and negotiating business licence agreements and required construction permits, time in negotiating leases for central offices and office space and installing electronic equipment.

     Our strategy is to own or control the fiber that comprises our network in each of our target markets. We believe there are several strategic advantages to serving our customers over owned facilities instead of reselling services or leasing facilities, including earning higher margins. To reduce the capital expenditures required to construct our fiber optic infrastructure, we have established, and expect to continue to establish, access and rights-of-way agreements with utility companies and other companies in our target markets. For further discussion of these relationships, see "Business -- Strategic Relationships -- Access agreements and rights-of-way" beginning on page 43.

OUR ACQUISITION OF THE BUSINESS OF SHAW FIBERLINK

     On February 16, 2000, we acquired from Shaw Communications the business of Shaw FiberLink for $360 million in cash and the issuance of 27.1% of our fully diluted equity. The cash portion of the purchase price was funded by borrowing $220 million under our bank facility and by using $140 million of the net proceeds of our offering of units consisting of our 13 1/4% senior discount notes due 2010 and warrants for our class B non-voting shares. For the year ended August 31, 1999, Shaw FiberLink had revenue of $38.8 million and EBITDA of $12.1 million. As part of our acquisition of the business of

Shaw FiberLink, we received rights to 1,502 fiber kilometers through assigned contracts and an indefeasible right to use 100,044 fiber kilometers for 60 years. In addition, Shaw Communications agreed to construct for our use, at no additional cost to us, approximately 97,500 fiber kilometers over the next three years, subject to variance depending on the location of the constructed fiber. We will have an indefeasible right to use these fiber kilometers for between 57 and 60 years.

OPERATING DATA

     The table below provides selected key operating data:

                                         GROUP TELECOM                SHAW FIBERLINK       PRO FORMA
                              ------------------------------------   ----------------   ----------------
                              AT SEPTEMBER 30,    AT DECEMBER 31,    AT DECEMBER 31,    AT DECEMBER 31,
                                    1999                1999               1999               1999
                              -----------------   ----------------   ----------------   ----------------
OPERATING DATA:
Route kilometers............           46                  69              7,765              7,834(1)
Fiber kilometers............       16,595              24,407            101,546            125,953(2)
Number of Lucent class 5
  switches..................            1                   4                 --                  4
Number of buildings
  connected.................           40                  50              1,014              1,064
Number of employees.........          168                 342                137                479

---------------

(1) Equivalent to approximately 4,896 miles. Route miles equals the number of miles of the telecommunications path in which we own or lease installed fiber optic cable.

(2) Equivalent to approximately 78,721 miles. Fiber miles equals the number of miles installed along a telecommunications path multiplied by the number of fibers along the path.

GROUP TELECOM RESULTS OF OPERATIONS

  THREE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 1998

     REVENUE. We generate most of our revenue by providing data and voice services over our local network to end-user customers and charging access fees to long distance providers who make use of our local network for their voice and data transmissions. Our major sources of revenue are:

     -  monthly access and usage fees;

     - telecommunications service fees which we earn by connecting our customers to our network;

     - sales of our data, Internet application and voice services to customers; and

     - installation of our customers' equipment at our site to connect them directly to our network.

     We also earn one time charges for installation and activation of services as well as revenue from the resale of equipment to our customers and the installation of such equipment.

     Revenue for the three months ended December 31, 1999 increased $1.9 million, or 509%, to $2.3 million compared to $0.4 million for the three months ended December 31, 1998, due to a larger customer base and new services being provided. Approximately 70% of our revenue for the three months ended December 31, 1999 was from recurring sources as compared to 65% for the three months ended 1998. Our recurring revenue was primarily from the sale of access to and usage of our network.

     COST OF SALES. Our cost of sales consists of network operating costs which include:

     -  the costs to install, monitor and repair our network;

     -  termination and unbundled network element charges;

     - charges from long distance carriers for resale of long distance services;

     - salaries and benefits associated with network operations as well as our customer service personnel;

     -  charges for our redundant connection to the Internet;

     -  leased fiber costs; and

     - building access fees and municipal access fees paid to civic authorities and others for use of rights of way.

     Cost of sales for the three months ended December 31, 1999 increased $1.9 million or 760%, to $2.1 million compared to $248,584 for the three months ended December 31, 1998. The increase was due to a corresponding increase in revenue and change in product mix.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses consist primarily of:

     -  promotions;

     -  advertising, travel and entertainment costs;

     - commissions, salaries, training and benefits to sales representatives, administrative, marketing, financial and executive personnel;

     -  recruiting costs;

     -  corporate administration costs;

     -  legal, accounting and other professional fees;

     -  costs associated with becoming Year 2000 compliant;

     -  office related expenses; and

     -  bad debts.

     Selling, general and administrative expenses increased $9.1 million, or 507%, to $10.9 million for the three months ended December 31, 1999 compared to $1.8 million for the three months ended December 31, 1998 resulting from an increase in salaries due to headcount, a national marketing launch, an increase in professional fees and increased need for office space and related costs.

     AMORTIZATION. Amortization for the three months ended December 31, 1999 increased $986,598, or 717%, to $1.1 million compared to $137,547 for the three months ended December 31, 1998 due to an increase in property, plant and equipment available for commercial service.

     INTEREST. Interest income resulted from investment of cash reserves from private equity offerings. Interest income for the three months ended December 31, 1999 was $579,780 compared to $14,032 for the three months ended December 31, 1998.

     Interest expense resulted from long-term debt and financing charges related to vendor financing. Interest expense for the three months ended December 31, 1999 was $441,067 compared to $40,880 for the three months ended December 31, 1998.

     TAXES. We have not generated any taxable income to date and therefore have not accrued any income tax expense. We have accrued a provision for large corporations tax for the three months ended December 31, 1999, of $65,085. As of December 31, 1999 we had an aggregate of approximately $25 million of non-capital loss carry forwards, of which $326,000 expire by 2003. We currently have no capital losses. Non-capital losses can be carried forward 7 years and carried back 3 years.

     LOSS. As a result of the above, the loss before income taxes for the three months ended December 31, 1999 was $12.0 million compared to $1.8 million for the three months ended December 31, 1998, representing an increase of 564%.

  YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO YEAR ENDED SEPTEMBER 30, 1998

     REVENUE. Revenue for the year ended September 30, 1999 increased $0.9 million, or 48%, to $2.7 million compared to $1.8 million for the year ended September 30, 1998, due to a larger number of customers and new services being provided. Approximately 72% of our revenue for the year ended September 30, 1999 was from recurring sources as compared to 63% for 1998. Our recurring revenue was primarily from the sale of access and usage of our network.

     COST OF SALES. Cost of sales for the year ended September 30, 1999 increased $0.7 million, or 60%, to $1.8 million compared to $1.1 million for the year ended September 30, 1998. The increase was due to corresponding increase in revenue and change in product mix which resulted in higher margins.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $7.2 million, or 236%, to $10.2 million for the year ended September 30, 1999 compared to $3.0 million for the year ended September 30, 1998 due to an increase in salaries due to increased headcount, a national marketing launch and increased need for office space and related costs.

     AMORTIZATION. Amortization for the year ended September 30, 1999 increased $597,961, or 234%, to $852,539 compared to $254,578 for the year ended September 30, 1998 due to an increase in property, plant and equipment available for commercial service.

     INTEREST INCOME AND FINANCE CHARGES. Interest income for the year ended September 30, 1999 was $465,913 as compared to interest expense of $89,188 for the year ended September 30, 1998. Interest income resulted from investment of cash reserves from private equity offerings. This was partially offset by increases in interest expense on long-term debt and financing charges related to vendor financings.

     TAXES. We have not generated any taxable income to date and therefore have not accrued any income tax expense. We have accrued a provision for large corporations tax for September 30, 1999, of $165,000. As of September 30, 1999, we had an aggregate of approximately $13.1 million of non-capital loss carry forwards, of which $326,000 expire by 2003. We currently have no capital losses. Non-capital losses can be carried forward 7 years and carried back 3 years.

     LOSS. As a result of the above, the loss before income taxes for the year ended September 30, 1999 was $9.8 million compared to $2.4 million for the year ended September 30, 1998, representing an increase of 302%.

  YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED SEPTEMBER 30, 1997

     REVENUE. Revenue for the year ended September 30, 1998 decreased $0.3 million, or 11%, to $1.8 million compared to $2.1 million for the year ended September 30, 1997. This decrease was due to the inability to purchase equipment for resale to our customers as a result of working capital shortages. In addition, in 1997 we had an unusually large equipment resale, which resulted in additional non-recurring revenue of approximately $400,000. At September 30, 1998, the proportion of revenue from recurring sources increased to approximately 63% from 38% at September 30, 1997. Our recurring revenue was primarily from sales of access, usage and co-location with our network.

     COST OF SALES. Cost of sales for the year ended September 30, 1998 decreased $0.3 million, or 21%, to $1.1 million compared to $1.4 million for the year ended September 30, 1997, due to a corresponding decrease in revenue and change in product mix sold. Our cost of sales in 1998 was comprised primarily of the cost of interconnecting our network to the Internet backbone, our cost of purchasing equipment to be resold to our customers and costs of securing rights of way.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $2.0 million, or 207%, to $3.0 million for the year ended September 30, 1998 compared to $988,933 for the year ended September 30, 1997. During February and June 1998, we obtained equity financing and began to ramp up our business and commenced construction of our facilities-based network in Vancouver. We incurred costs associated with the hiring of additional sales, administrative, head office executives, financial and human resource employees, additional administrative overhead, larger office facilities and expenditures related to fund raising efforts.

     AMORTIZATION. Amortization for the year ended September 30, 1998 increased $199,432, or 362%, to $254,578 compared to $55,146 for the year ended September 30, 1997. This increase was due to more telecommunications assets being put into commercial service at September 30, 1998 as a result of the expansion of our network in Vancouver.

     INTEREST AND FINANCING CHARGES. Interest and financing charges for the year ended September 30, 1998 was $89,188 compared to nil for the year ended September 30, 1997. Interest and financing charges in 1998 resulted from issuing convertible debentures and the interest on those debentures and from payments we made with respect to the financing of our central office in Burnaby, B.C., offset in part by interest income. We earned interest income by investing our cash balances in short-term investment grade securities.

     LOSS. As a result of the above, the loss for the year ended September 30, 1998 was $2.4 million compared to $430,000 for the year ended September 30, 1997, representing an increase of 467%.

SHAW FIBERLINK RESULTS OF OPERATIONS

  THREE MONTHS ENDED NOVEMBER 30, 1999 COMPARED TO THREE MONTHS ENDED NOVEMBER 30, 1998

     REVENUE. The majority of Shaw FiberLink's revenue is derived from dedicated transport and access services and switched data services. Revenue for the three months ended November 30, 1999 was $13.2 million compared to $7.9 million for the three months ended November 30, 1998, an increase of $5.3 million, or 67%. This increase was due to:

     -  increased growth in demand from our carrier customers:

     -  increased sales to large business enterprises; and

     - the introduction of new services including national transparent LAN and enhanced Internet products.

     For the three months ended November 30, 1999, the portion of revenue from recurring monthly customer billing was 97%, as compared to 95% for the three months ended November 30, 1998. Recurring revenue was primarily comprised of the sale of private line, Internet, and ATM services. Recurring revenue does not include installation charges and one time equipment sales.

     Approximately 20% of Shaw FiberLink's revenue in the first quarter of fiscal 2000 results from the sale of services to companies affiliated with Shaw Communications.

     COST OF SALES. Our cost of sales primarily includes the lease of local loops from incumbent local exchange carriers, the lease of inter-city bandwidth from long distance carriers to connect our serving areas and downstream Internet connections purchased from Internet service providers. Cost of sales for the three months ended November 30, 1999 was $6.5 million, compared to $3.5 million for the three months ended November 30, 1998, an increase of $3.0 million, or 86%. The increase was attributable to increased sales. Cost of sales as a percentage of revenue increased to 49% as compared to 45% in the same period in the previous year. This increase was attributable to an increase in the resale of other carriers' facilities.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative consists of salaries and benefits, promotions and advertising, travel and entertainment, commissions, rent and corporate allocations. Selling, general and administrative expenses were $3.0 million for the three months ended November 30, 1999 compared to $2.0 million for the three months ended November 30, 1998, an increase of $1.0 million, or 50%. This increase was the result of an increase in personnel as well as increased corporate allocations costs. As a percentage of revenue, selling, general and administrative expenses represented 23% of total revenues in the three months ended November 30, 1999 compared to 25% in the same period in the previous year. The decrease was due to realized efficiencies of supporting new services, customers, and serving areas with existing personnel.

     USE OF FIBER DISTRIBUTION ASSETS. Shaw FiberLink, as a business of Shaw Communications, shares the use of the fiber distribution assets with other affiliates of Shaw Communications. The allocation for the use of these fiber distribution assets for the three months ended November 30, 1999 was $1.6 million as compared to $1.3 million for the three months ended November 30, 1998. This allocation was based on Shaw FiberLink's estimated proportion of Shaw Communications' annual depreciation related to the fiber distribution assets.

     AMORTIZATION. Amortization for the three months ended November 30, 1999 was $2.1 million compared to $1.3 million for the three months ended November 30, 1998, an increase of $800,000, or 62%. This resulted from the continued capital additions growth experienced within the division.

     NET LOSS. As a result of the above, net loss for the three months ended November 30, 1999 was $92,000 compared to a net loss of $281,000 for the three months ending November 30, 1998.

  YEAR ENDED AUGUST 31, 1999 COMPARED TO YEAR ENDED AUGUST 31, 1998

     REVENUE. Revenue for the year ended August 31, 1999 was $38.8 million compared to $22.3 million for the year ended August 31, 1998, an increase of $16.5 million, or 74%. This increase was due to:

     -  increased growth in demand from Shaw FiberLink's carrier customers;

     -  increased sales to large business enterprises; and

     - the introduction of new services including national transparent LAN and enhanced Internet products.

     For the year ended August 31, 1999, the proportion of revenue from recurring monthly customer billing was 96%, as compared to 94% for the year ended August 31, 1998. Recurring revenue was primarily comprised of the sale of private line, Internet, and ATM services. Recurring revenue does not include installation charges and one time equipment sales.

     Approximately 17% of Shaw FiberLink's revenue in fiscal 1999 results from the sale of services to companies affiliated with Shaw Communications.

     COST OF SALES. Cost of sales for the year ended August 31, 1999 was $17.8 million, compared to $10.2 million for the year ended August 31, 1998, an increase of $7.6 million, or 75%. The increase was attributable to increased sales. Cost of sales as a percentage of revenue was 46%, consistent with the previous year.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $8.9 million for the year ended August 31, 1999 compared to $7.5 million for the year ended August 31, 1998, an increase of $1.4 million, or 19%. This increase was the result of an increase in personnel. As a percentage of revenue, selling, general and administrative expenses represented 23% of total revenues in fiscal 1999 compared to 34% in 1998. The decrease was due to realized efficiencies of supporting new services, customers, and serving areas with existing personnel.

     USE OF FIBER DISTRIBUTION ASSETS. The allocation for the use of these fiber distribution assets for the year ended August 31, 1999 was $5.6 million as compared to $4.4 million for the year ended August 31, 1998. This allocation was based on Shaw FiberLink's estimated proportion of Shaw Communications' annual depreciation related to the fiber distribution assets.

     AMORTIZATION. Amortization for the year ended August 31, 1999 was $6.6 million compared to $3.8 million for the year ended August 31, 1998, an increase of $2.8 million, or 74%. This increase was due to recognizing the full year amortization of capital additions made in prior years, as well as amortization of additional capital assets in fiscal 1999.

     NET LOSS. As a result of the above, net loss for the year ended August 31, 1999 was $184,000 compared to a net loss of $3.6 million for the year ended August 31, 1998.

  YEAR ENDED AUGUST 31, 1998 COMPARED TO YEAR ENDED AUGUST 31, 1997

     REVENUE. Revenue for the year ended August 31, 1998 increased $10.7 million, or 92%, to $22.3 million compared to $11.6 million for the year ended August 31, 1997. This increase was due to:

     -  increased growth in demand from Shaw FiberLink's carrier customers;

     - the introduction of new services, such as metropolitan ATM and broadband Internet access; and

     - the expansion of Shaw FiberLink's service serving areas to include Winnipeg, Saskatoon and the interior of British Columbia.

     Recurring revenue does not include installation charges and one-time equipment sales. For the year ended August 31, 1998, the proportion of recurring revenue was 94% as compared to 93% for the year ended August 31, 1997. Shaw FiberLink's recurring revenue was primarily from sales of private line access, Internet and ATM services. Approximately 14% of Shaw FiberLink's revenue in fiscal 1998 results from the sale of services to companies affiliated with the Shaw Communications group of companies.

     COST OF SALES. Cost of sales for the year ended August 31, 1998 increased $6.2 million, or 157%, to $10.2 million compared to $4.0 million for the year ended August 31, 1997. Cost of sales as a percentage of revenue in fiscal 1998 increased ten percentage points as compared to fiscal 1997 due to the initial product deployment of Internet access services into new markets, including Victoria, the interior of British Columbia, Saskatoon, Winnipeg, and Barrie. The incremental costs included the purchase of inter-city bandwidth to transport customer traffic to Shaw FiberLink's main Internet gateways and the purchase of additional Internet connections.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $7.5 million for the year ended August 31, 1998 compared to $5.2 million for the year ended August 31, 1997, an increase of $2.3 million, or 44%. As a percentage of total revenues, selling, general and administrative expenses decreased to 34% in fiscal 1998 compared to 45% in fiscal 1997. This decrease was primarily due to realized efficiencies as a result of supporting new services, customers and new serving areas with existing personnel.

     USE OF FIBER DISTRIBUTION ASSETS. The allocation by Shaw Communications for the use of fiber distribution assets for the year ending August 31, 1998 was $4.4 million as compared to $3.1 million for the year ending August 31, 1997. This allocation was based upon Shaw FiberLink's estimated proportion of Shaw Communications' annual depreciation related to the fiber distribution assets.

     AMORTIZATION. Amortization for the year ended August 31, 1998 was $3.8 million, compared to $2.0 million for the year ended August 31, 1997, an increase of $1.8 million, or 96%. This increase was due to recognizing the full year amortization of capital additions made in prior years as well as amortization of additional capital assets in 1998.

     NET LOSS. As a result of the above, net loss for the year ended August 31, 1998 was $3.6 million compared to a net loss of $2.6 million for the year ended August 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

     We have incurred significant operating and net losses and expect that such losses will continue as we develop, construct and expand our network and our operations and build our customer base. The cash provided by our operations and the operations of the Shaw FiberLink business will not be sufficient to cover these operating and net losses as we construct and expand our network.

     Our expenditures for property, plant and equipment for the three months ended December 31, 1999 were $35.2 million compared to $64.1 million for the year ended September 30, 1999, and were related to the purchase and construction of switching and data networking equipment, construction of our fiber optic infrastructure and central office and data hub facilities, transmission equipment and co-location facilities and construction and implementation of our back office systems.

     For the three months ended December 31, 1999, we funded our capital expenditures and operating losses through cash and cash equivalents raised prior to the three months ended December 31, 1999 and through vendor financing agreements.

     On October 29, 1999, we purchased the business and certain assets and liabilities of Single Source Ltd. and Single Source Communications Inc. which are companies in the business of reselling telecommunications services. The results of operations have been included in our consolidated statement of operations from the date of acquisition. The consideration consisted of the following:

     - cash, paid in the three month period ended December 31, 1999: $2.5 million; and

     - 270,000 class A voting shares, issued in the three month period ended December 31, 1999: $810,000

     On October 1, 1999, we entered into an agreement to purchase the assets of T1 Technologies Inc. The total consideration was $410,000 and consisted of $210,000 of cash and 66,666 class A voting shares: approximately $200,000.

     Shaw FiberLink is financed by Shaw Communications. Capital expenditures have principally related to the purchase of customer premise equipment, ATM switches, data routers, synchronous optical networking technology transport equipment and central office construction. Capital expenditures for the year ended August 31, 1999 were $30.2 million, compared to $27.5 million for the year ended August 31, 1998.

     From our inception in April 1996 until December 31, 1999, we have funded our capital expenditures and operating losses as follows:

     - In January 1997, we raised $130,000 through an issuance of units comprised of convertible debentures and warrants. All of the debentures have now been converted resulting in our issuing 520,000 class A voting shares, 100,000 warrants exercisable for 100,000 class A voting shares remain outstanding.

     - In June 1998, we raised approximately $6.0 million through the issuance of 4,818,774 class A voting shares.

     - In February and March 1998, we issued $1.9 million of convertible debentures. In 1998, all holders converted their debentures, resulting in the issuance of 2,482,592 class A voting shares.

     - In December, 1998, we issued approximately $3.2 million of convertible debentures. In April 1999, all holders of convertible debentures, except one, converted their debentures resulting in the issuance of 104,504 class A voting shares and 2,592,103 class B non-voting shares. The holder who did not convert received a payment of principal and interest equal to $1,570.

     - In December 1998 and March 1999, we issued approximately $1.3 million of convertible debentures. In May 1999, all holders of convertible debentures converted their debentures resulting in the issuance of 233,903 class A voting shares and 835,365 class B non-voting shares.

     - In May 1999, we raised approximately $41.5 million from a private placement of series A first preference shares to affiliates of Goldman Sachs, CIBC World Markets, National Bank Financial Capital Corp. and MGN Opportunity Group LLC. In August 1999, we raised an additional $28.8 million, $25.9 million of which came from the exercise of options held by these private equity investors resulting in the issuance of 13,833,335 series A first preference shares.

     - In May 1999, we entered into a credit facility with Lucent which provided for an initial commitment of US$40 million and which is available until May 28, 2001. The facility is to finance the purchase of equipment and services from Lucent to be used in our network.

     - In July 1999, we signed a credit agreement with Cisco pursuant to which we can borrow from Cisco up to US$15 million to finance our purchase and installation of Cisco networking hardware and software. The funds under this credit agreement are available until July 28, 2001 and bear interest at a rate of 12% per year.

     - From our inception until September 30, 1999, we raised gross proceeds of approximately $1.7 million from the sale of class A voting shares, options and warrants to purchase class A voting shares, and the conversion of interest accrued on convertible debentures. During 1998, we granted stock options to employees who were also directors in lieu of compensation payable at September 30, 1997. This amount has been recorded as additional paid-in capital.

     At December 31, 1999, our current assets were $37.7 million and our current liabilities were $39.4 million, giving us a working capital deficit of $1.6 million compared to a surplus of $47.9 million at September 30, 1999. Cash and cash equivalents at December 31, 1999 were $29.3 million compared to $59.9 million at September 30, 1999.

     Cash used in operating activities for the three months ended December 31, 1999 was $7.9 million, most of which came from our net loss of $12.1 million, partially offset by increases in accounts payable and accrued liabilities.

     Our revenue is generated primarily in Canadian dollars, while substantial amounts of our current and future liabilities, including interest and principal obligations on our long-term debt, are and will be payable in U.S. dollars. We plan to hedge our exposure to foreign currency exchange risk on long-term debt by acquiring financial instruments or taking other financial measures considered necessary.

     In February, 2000

     - we issued 855,000 units, consisting of US$855,000,000 of 13 1/4 senior discount notes and warrants to purchase 4,198,563 of our class B non-voting shares for net proceeds to us of US$435,000,000;

     - we entered into an agreement with Lucent which will allow us to finance up to US$315 million of switches, fiber and related electronic equipment and engineering and installation services purchased from Lucent over a three year period from the initial drawdown; and

     - we entered into an agreement with several banks under which they will provide a $220 million committed bank facility.

     For a detailed description of these financing arrangements, see "Description of our Financing Arrangements" on page 52.

     We acquired the business of Shaw FiberLink for $360 million in cash and the issuance of 27.1% of our fully-diluted equity. We funded the cash portion of our acquisition of the business of Shaw FiberLink by borrowing $220 million under our bank facility and by using $140 million of the net proceeds from the issuance of our units. We believe that the remaining net proceeds of our unit offering, additional borrowing under our Lucent and Cisco vendor facilities and the net proceeds of this offering will be sufficient to fully fund our business plan. The extent of additional financing required, if any, will depend upon the rate of our expansion and the success of our business. Consistent with our business strategy, we continually consider acquisition opportunities that will enhance our business. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on acceptable terms or within the limitations contained in our existing financing agreements.

     In the event that our plans change, the assumptions upon which our plans are based prove inaccurate, we expand or accelerate our business plan or we complete acquisitions, the foregoing sources of funds may prove insufficient to fully fund our business plan and we may be required to seek additional financing sooner than we currently expect. Additional sources of financing may include public or private equity or debt financings, capital and operating leases and other financing arrangements. To the extent sufficient funding is not available we may limit which markets we enter into and the degree to which we penetrate a particular market.

     We can give no assurance that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms or within the limitations contained in our financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of our development and expansion plans and expenditures, which would harm our financial condition and operating results. Such a failure could also limit our ability to make principal and interest payments on our indebtedness. We cannot assure you that financing, if required, will be available in the future or that, if such financing were available, it would be available on terms and conditions acceptable to us.

                 OUR ACQUISITION OF THE SHAW FIBERLINK BUSINESS

ASSET PURCHASE AND SUBSCRIPTION AGREEMENT

     On February 16, 2000, we acquired the business of Shaw FiberLink pursuant to an asset purchase and subscription agreement with Shaw Communications and Shaw FiberLink. The purchase consideration of $760 million paid by us consisted of $360 million in cash and sufficient series B first preference shares to provide Shaw Communications with a 27.1% fully diluted interest in us at the date the acquisition was consummated. The fair value of these shares was approximately $400 million. In connection with our agreement to acquire the business of Shaw FiberLink, Jim Shaw, the president and chief executive officer of Shaw Communications, became one of our directors.

     Under the asset purchase and subscription agreement, we purchased from Shaw Communications all of the property and assets of Shaw FiberLink used in connection with its high speed data and competitive access business. We also assumed certain obligations related to permits, operational contracts, customer contracts, software licenses and certain other obligations. The assets purchased include:

     -  equipment, computer hardware and fixed assets,
     -  operational, equipment supply and customer contracts,
     -  interconnect agreements and co-location agreements,
     -  software and broadband wireless licenses,
     -  permits,
     -  intellectual property,
     -  goodwill, and
     -  certain other fiber business assets.

     Certain assets were excluded from the acquisition of the business of Shaw FiberLink, including:

     -  certain interconnection, Internet bandwidth and other agreements;
     - the name "Shaw FiberLink" (subject to a license granted to us pursuant to the trade-mark license agreement described below);
     - any assets of Shaw Communications or its affiliates used in the cable television, residential Internet or video and other residential services businesses; and
     - any indefeasible right to use fibers or rights underlying the indefeasible right to use fibers, other than rights assigned to us pursuant to any assigned operational contracts.

     Where the transfer of any such assets requires consent of a third party and such consent is not obtained, Shaw Communications has agreed to hold such assets in trust for us and to continue to maintain the existence of such assets, at our expense.

     The asset purchase and subscription agreement contains customary representations, warranties and indemnities. In particular, Shaw Communications has represented that the Shaw FiberLink assets are all the assets and rights (excluding material non-assignable permits, engineering and administration services and certain underlying rights) which are required to enable us to conduct the business of Shaw FiberLink. With limited exceptions, Shaw Communications made no representations or warranties as to the underlying rights to the fibers subject to the indefeasible right to use agreement described below.

INDEFEASIBLE RIGHT TO USE AGREEMENT

     As part of our acquisition of the business of Shaw FiberLink, we received rights to 1,502 fiber kilometers through assigned contracts and an indefeasible right to use 100,044 fiber kilometers for 60 years, including 10,720 fiber kilometers located in New Brunswick available to us on May 1, 2003. Additionally, Shaw FiberLink and each of the affiliates of Shaw Communications which owns indefeasible rights to use fiber has entered into an agreement to grant a one-year indefeasible right of use to Shaw FiberLink in all of the indefeasible rights to use fiber which Shaw FiberLink does not own, renewable annually by Shaw FiberLink. On the closing of the acquisition, we fully prepaid the rent for the fibers in which we received the right of use for the full 60 year term of our agreement with Shaw FiberLink. In addition, Shaw Communications agreed to construct for our use, at no additional cost to us, approximately 97,500 additional fiber kilometers over the next three years, subject to variance depending on the location of the constructed fiber, over which we will have an indefeasible right of use. This commitment to build an additional 97,500 fiber kilometers is included in the $760 million purchase price consideration, and has been recorded as a $223 million prepayment of property, plant and equipment. Our indefeasible right to use agreement also allows us to ask Shaw Communications to install new access cables and new segments to our network. Once we pay Shaw FiberLink for the cable they install, Shaw FiberLink will grant us an indefeasible right to use those newly installed fibers for the remainder of our initial 60 year indefeasible right of use term.

     During the term of our indefeasible right to use agreement with Shaw FiberLink, Shaw FiberLink will, for a fee, provide facilities for our optronics or electronics or our optical or electrical equipment in Shaw Communications hub sites. Shaw FiberLink will repair and maintain our fibers in exchange for a yearly fee.

PERFORMANCE ASSURANCE AGREEMENT

     As part of our acquisition of the business of Shaw FiberLink, and to support the indefeasible right to use agreement, we have entered into a performance assurance agreement with Shaw Communications. Shaw Communications has agreed that if Shaw FiberLink defaults in any of its obligations under the indefeasible right to use agreement, Shaw Communications will perform, or cause to be performed, Shaw FiberLink's obligation in accordance with the terms and conditions of the indefeasible right to use agreement. Shaw Communications' promise to us is independent of the bankruptcy or insolvency of Shaw Communications, Shaw FiberLink or any of their affiliates (including any affiliates that have granted an indefeasible right to use fiber to Shaw FiberLink), and is independent of any acquisition of the business of Shaw Communications, Shaw FiberLink or any of their affiliates (including any affiliates that have granted an indefeasible right to use fiber to Shaw FiberLink).

SHAREHOLDERS AGREEMENT

     On February 16, 2000, we amended our May 7, 1999 shareholders agreement to include Shaw Communications as a party to such agreement. For a description of the shareholders agreement, see "Description of Share Capital -- First Preference Shares -- Shareholders Agreement" on page 78.

NON-COMPETITION AGREEMENTS

     On the closing of our acquisition of the business of Shaw FiberLink, Shaw Communications entered into a non-competition agreement in favor of us that prohibits Shaw Communications or any of its affiliates from providing certain telecommunications services to business customers and telecommunications carriers in any area of Canada in which we carry on such business, for three years. On closing we also entered into a non-competition agreement in favor of Shaw Communications which prohibits us or any of our affiliates from providing cable television, residential video, Internet or telephone services or other residential services in any area of Canada in which Shaw Communications carries on such business, for three years.

TRADE-MARK LICENSE AGREEMENT

     We entered into a trade-mark license agreement with Shaw Communications on the closing of our acquisition of the business of Shaw FiberLink pursuant to which Shaw Communications granted us a license to use certain trade-marks relating to Shaw FiberLink for a six month period and Shaw Communications granted to us a license to use the trade-mark "FiberLink" in conjunction with the words "Group Telecom" or "GT" for the term of the indefeasible right to use agreement.

REGISTRATION RIGHTS AGREEMENT

     On February 16, 2000, we amended our registration rights agreement with the initial purchasers of our series A first preference shares to include Shaw Communications as a party to such agreement. For a description of the registration rights agreement, see "Description of Share Capital -- First Preference Shares -- Registration Rights Agreement" beginning on page 78.

TRANSITIONAL SERVICES AGREEMENT

     In order to facilitate the transfer of the business of Shaw FiberLink from Shaw Communications to us, we and Shaw Communications will provide certain services to each other, on a transitional basis, pursuant to a six month transitional services agreement.

                                    BUSINESS

OVERVIEW

     We operate a national broadband network, over which we provide Internet, high-speed data and voice services to businesses in Canada. Our services include web and application hosting, co-location, e-commerce and other value-added Internet services enabled by our public key infrastructure capabilities. We also provide traditional telecommunications products and services, including local area network extension and enhanced local and long distance voice services. We believe the increasing use of Internet services is driving demand for new services and products that require higher bandwidth. To serve our customers' growing telecommunications needs, we are continually expanding our fiber optic network and will further extend our network by using wireless or digital subscriber line technology.

OUR ACQUISITION OF THE BUSINESS OF SHAW FIBERLINK

     On February 16, 2000, we acquired the business of Shaw FiberLink from Shaw Communications for $760 million in cash and shares. We acquired rights to 101,546 fiber kilometers from Shaw FiberLink and, in addition, Shaw Communications has agreed to construct for our use, at no additional cost to us, approximately 97,500 additional fiber kilometers over the next three years.

     Since 1993, Shaw FiberLink has provided facilities-based data services over a high bandwidth fiber optic network in Canada to national telecommunications carriers, large businesses and governments. For the year ended August 31, 1999, Shaw FiberLink had revenue of $38.8 million and EBITDA of $12.1 million. The acquisition will:

     - accelerate the deployment of our network, especially in the greater metropolitan areas of Toronto, Calgary and Edmonton;

     -  expand the addressable market for our current services;

     - reduce our reliance on the incumbent local exchange carriers for leased facilities;

     -  give us a complementary competitive access provider business; and

     - significantly expand our business to long distance carriers, wireless telecommunications companies and Internet service providers.

     Shaw FiberLink operates high capacity fiber optic telecommunications networks in some of Canada's fastest growing markets including: the greater Toronto area (Toronto, Scarborough, Markham, Vaughan, Richmond Hill, Pickering and Barrie), Edmonton, Calgary, Winnipeg, Vancouver Island and central British Columbia (Kamloops, Penticton, Kelowna, Vernon and surrounding areas). Shaw FiberLink also owns and operates several strategically located inter-city networks and several international gateways into the United States.

     Shaw FiberLink has over 400 customers. Its customer base includes carriers, competitive local exchange carriers, internet service providers, governments, banks, broadcasters, oil and gas companies, and wireless communication providers. These customers demand a wide variety of requirements in terms of bandwidth, type of connectivity and support. As the dominant competitive access provider in Western Canada, Shaw FiberLink also provides technical support, network management, and sales and administrative support to a number of smaller competitive access providers.

     Both the Shaw FiberLink network and our network are constructed in compatible, fiber network configurations, with minimal geographic overlap using synchronous optical networking technology and gigabit ethernet connections. Accordingly, we believe that their integration can be accomplished in a timely manner. With the addition of Shaw FiberLink, we now operate nationally in 7 Canadian provinces, including Canada's major metropolitan centers of Toronto, Vancouver, Calgary, Montreal and Edmonton. We expect that the combined network, with its national coverage, will give us a time-to-market advantage that will lead to increased market penetration and higher operating margins.

OUR MARKET OPPORTUNITY AND THE IMPORTANCE OF DATA

     TELECOMMUNICATIONS INDUSTRY GROWTH

     We believe, based on industry reports, that the Canadian telecommunications market had revenue of approximately $24.4 billion in 1999. Approximately $14.7 billion of this estimated revenue is attributable to the business telecommunications market, comprising local and long distance voice services ($9.1 billion), emerging and traditional data services ($4.3 billion), and Internet application services ($1.3 billion). Based on industry reports, we estimate that our initial markets, Toronto, Vancouver, Calgary, Montreal, Edmonton and the areas surrounding these cities, comprise approximately 46% (or $6.8 billion) of the 1999 Canadian business telecommunications market.

     The data and Internet application services market is one of the fastest growing segments of the Canadian telecommunications market. We believe, based on industry reports, that the business data and Internet application services market will almost double from an estimated $5.6 billion in 1999 to $10.7 billion by 2003. To meet this growing demand, we plan to offer a full range of bundled high-speed data, Internet application and voice services. We believe that these services have price and performance characteristics that are more attractive than traditional alternatives.

     DEREGULATION OF CANADIAN MARKET FOR VOICE SERVICES

     The market for competitive local and long distance telecommunications services in Canada was only fully opened to competition in the last decade. Prior to the 1990s, the incumbent local exchange carriers dominated both the local switched services and long distance markets. The growth of long distance competition in Canada was triggered by a decision of the CRTC in 1992 to allow facilities-based competition and more liberalized resale in the long distance market. On May 1, 1997, the CRTC issued a series of decisions that opened Canada's local telecommunications services market to competition. Before these decisions, the incumbent local exchange carriers had operated in most locations throughout Canada with a monopoly over the provision of most local voice services. With these decisions, competitive opportunities rapidly emerged in Canada in the local telecommunications services market.

     OUR INITIAL TARGET MARKETS

     We believe there is a significant opportunity to provide a unique mix of products and services to small and medium-sized businesses. We believe the increasing use of the Internet and Internet protocol-based services by business is driving demand for new services and products that require higher bandwidth. Small and medium-sized businesses represent an attractive market because they:

     - generally lack the resources and expertise to address their telecommunications problems in-house and therefore are more likely than large businesses to purchase services from an outside provider;

     - are more likely to need assistance in determining the appropriate solution and in integrating the solution; and

     - have historically been under-served by incumbent local exchange carriers who have concentrated on servicing larger businesses, leaving small and medium-sized businesses with limited alternatives to costly products that were not designed for them. Advances in technology enable us to provide these customers with a range of services at an attractive price.

BUSINESS STRATEGY

     Our goal is to be the leading telecommunications service provider to Canadian businesses, institutions and other telecommunications carriers. The key components of our strategy are:

     - LEAD WITH DATA AND INTERNET APPLICATION SERVICES. We intend to focus our product offering on data and Internet application services, which we expect will be the fastest growing segment of the Canadian telecommunications services market. We believe our data services represent an attractive entry point to sell a package of data applications and voice services to our customers. We also believe we have a significant opportunity to achieve high profit margins by bundling integrated data, Internet application and voice services.

     - BE A ONE-STOP INTEGRATED TELECOMMUNICATIONS PROVIDER. We are a single supplier of integrated and comprehensive bundled telecommunications services. We believe that providing one-stop telecommunications services, including data, Internet application and voice services, will enable us to better meet the needs of our customers, capture a larger portion of our customers' telecommunications expenditures and increase customer retention.

     - PROVIDE SERVICES ACROSS CANADA OVER OUR OWN NETWORK INFRASTRUCTURE. We intend to own or control the fiber that comprises our network in each of our initial target markets. We believe this will result in the following strategic advantages:

        -  abundant broadband capacity;

        - higher operating margins than would be possible if we resold services of, or leased facilities from, other carriers;

        - control over our network, resulting in improved service and minimal reliance on the incumbent local exchange carriers; and

        - the ability to more easily deploy telecommunications solutions on a national basis.

     - ACQUIRE AND RETAIN MARKET SHARE THROUGH A DIRECT SALES FORCE AND PROACTIVE CUSTOMER SERVICE. We intend to expand our sales force by 44% from 118 sales representatives at December 31, 1999 to approximately 170 by September 2000 to build and support our customer base. Once we obtain a customer, we focus on providing proactive customer service, backed by service-level guarantees, which is available 24 hours a day, 7 days a week. Our customer service is personalized and provided through a single point of contact to increase customer satisfaction. We also offer web-based programs that provide ordering, tracking and reporting capabilities to our customers. We offer incentives to our sales and customer support personnel through a compensation structure that is designed to promote a high level of penetration of the buildings on our network.

     - LEVERAGE OUR STATE-OF-THE-ART, SCALABLE BACK OFFICE SYSTEMS. We have developed state-of-the-art, scalable operational support systems that integrate every component of our operations. We have selected a combination of best-of-breed systems, which enable us to reduce overhead costs while providing superior customer service. We believe that our open and scalable back office systems enhance our productivity and service quality, and provide us with a significant competitive advantage by:

        - automating the processes involved in connecting a customer to our network;

        -  enabling single call resolution of customer inquiries; and

        - providing each of our departments with an integrated view of all provisioning, billing, customer service, trouble-ticketing and collection activities.

     - CONTINUE TO EXPAND THROUGH ALLIANCES AND ACQUISITIONS. In addition to our acquisition of the business of Shaw FiberLink, we plan to consider alliances with and acquisitions of other related or complementary businesses or asset purchases, including purchases of fiber.

       Strategic acquisitions, alliances or asset purchases may enable us to expand more rapidly and further solidify our national presence by adding new infrastructure, customers and additional experienced employees.

     - LEVERAGE THE EXPERIENCE OF OUR MANAGEMENT TEAM. Our management team has extensive experience in the telecommunications industry. We believe the quality, experience and teamwork of our management team will be critical factors in the implementation of our growth strategy.

NETWORK

     Our network in each of our target markets will look similar to the following diagram:

                              [OM NETWORK DIAGRAM]

     INTEGRATED NETWORK ARCHITECTURE

     We provide services to our customers over an integrated network that supports high-speed data, Internet application, local and long distance voice services. We believe that the integrated design of our data, Internet application and local and long distance networks significantly reduces our cost of providing a bundled service offering. Our integrated network architecture includes switches and data routers, customer premise equipment and synchronous optical networking technology fiber rings. In addition, approximately 20% of our urban fiber network is comprised of slack and storage fiber in urban area access points.

     We believe that our integration of the fiber, equipment and operating systems of Shaw FiberLink can be accomplished without significant delay or cost. We also believe we can upgrade the equipment in buildings on Shaw FiberLink's network and sell our services, in addition to those of Shaw FiberLink, to its existing customers. Shaw FiberLink's fiber is concentrated in three of our initial target markets, where, we have little or no existing fiber. In addition, Shaw FiberLink's telecommunications equipment is industry standard, purchased from well known vendors, and is compatible with our equipment.

     SWITCHES AND DATA ROUTERS

     Our Lucent 5ESS switches and Cisco data routing equipment are located in central offices in four of our initial five target markets. Our central offices are secure, specifically outfitted facilities which have special heating, humidity, air, fire suppression and power requirements to support sensitive electronic equipment.

     Switches and data routing equipment direct a voice signal or data packet from its origin to its correct destination according to the telephone number or addressing technology. Switched voice services, including basic and advanced telephone services, are provided through switches at central offices. Data services are provided through Cisco equipment in central offices and the buildings connected to our Internet protocol based network.

     Our network will initially use voice switches and data routing equipment installed at central offices in four cities: Vancouver, Toronto, Calgary and Montreal. Edmonton's data and voice traffic will be directed to our central office in Calgary.

     CUSTOMER PREMISE EQUIPMENT

     To connect our customers to our network, we install data and voice routing equipment in the building in which they are a tenant. This equipment combines and converts the customer's transmission to an optical signal. The signal is then transmitted through our network to a central office where data and voice traffic are routed to their ultimate destination. Where buildings have fewer tenants, we intend to connect up to ten buildings to the switch/router in one centrally located building.

     For voice traffic, our network can currently provide up to 2.5 gigabits per second speed connections to our end customers and can easily be upgraded for increasing volume of traffic. For data traffic, our network currently provides up to 1 gigabit per second speed ethernet connections to our end customers. This network's capacity is also easily upgradable.

     SYNCHRONOUS OPTICAL NETWORKING TECHNOLOGY AND GIGABIT ETHERNET CONNECTIONS

     We provide our data, Internet application and voice services over our integrated network. Our network uses synchronous optical networking technology and gigabit ethernet connections to transport information along our fiber optic backbone. Synchronous optical networking technology is used primarily to transmit voice services. Synchronous optical networking technology is based on self healing concentric rings, a technology that routes traffic through an alternate path in the event there is a point of failure. This technology results in a very reliable network which is less likely to be subject to disruptions in the event of breakage at one point. Other advantages of synchronous optical networking technology are high capacity and standardization. Synchronous optical networking technology offers large amounts of bandwidth for fiber-optic networks. It provides seamless inter-connectivity among equipment providers which is important when we look to interconnect with other networks on a global basis. Finally, synchronous optical networking technology offers superior bandwidth management, real-time monitoring, and survivability. Ethernet technology is used primarily to transmit data. Ethernet is the standard interface technology for local area networks and has many of the same advantages of synchronous optical networking technology. Ethernet offers simple, scaleable high bandwidth capacity.

     In addition, we apply intelligent end-to-end network management, which means that the customers' and end users' lines are monitored from a network operations center, 24 hours a day, seven days a week.

     ADVANTAGES OF FIBER OPTIC CABLE

     Through our advanced fiber optic network we can provide higher bandwidth, enabling information to be transported at speeds significantly faster than the up to six megabits per second that can be achieved using digital subscriber line technology over copper facilities. Fiber optic cable also has high immunity to signal degradation, which means that a signal can be transmitted over extremely long distances without requiring regeneration of the original signal. The result is a transmission that is more reliable, precise, clear and consistent than transmissions over copper wires. Unlike metallic cable, a fiber optic-based infrastructure does not emit any radiation and is immune to noise. In addition, metallic cable is limited in distance, suffers in performance and requires additional equipment to regenerate signals carried by it over a longer distance.

     OTHER NETWORK COMPONENTS

     Although we intend to provide our services over our own fiber optic network in each of our target markets, in order to capture customers and generate early revenue as we deploy our network, we intend to use wireless technology or to lease other companies' facilities to provide services to those customers not currently directly connected, but who will be connected in the short term to our local networks. We will also deploy digital subscriber line technology over the leased facilities to extend the current reach of our network. This strategy provides us with rapid access to buildings and allows us to gain market penetration and take advantage of market opportunities before we have completely constructed our network. Customers served by these technologies will be migrated onto our network as it is built.

STRATEGIC RELATIONSHIPS

     We actively pursue strategic relationships with utilities, municipalities, property owners and technology companies. We intend to use these relationships to maximize the penetration and speed of entry and reduce the cost of deploying our network in our target markets.

     ACCESS AGREEMENTS AND RIGHTS-OF-WAY

     We have established, and expect to continue to establish, relationships with electric and other utilities in our target markets to obtain access to customers. In order to cost-effectively build our network in Vancouver, we signed two agreements in December 1997 with BC Hydro, the electric utility in British Columbia, which provide us with access to BC Hydro conduits on its electric distribution network in and around Vancouver and elsewhere across British Columbia. BC Hydro's conduits connect to nearly all buildings in British Columbia . These agreements enable us to lay our fiber in a cost-effective manner because we can do so with minimal excavation of city streets. The BC Hydro agreements expire December 1, 2012, with five year extensions at our option. We pay annual fees to BC Hydro based on the facilities of BC Hydro which are occupied by, or reserved for, us.

     In August 1999, we entered into a strategic conduit access agreement with ENMAX Corporation, the Calgary power authority. The agreement expires on December 31, 2017 and can be renewed for two additional 5 year periods. We issued to ENMAX Corporation 1.0 million series A first preference shares and agreed to pay fees for installation and access rights and annual fees for maintenance and administration. The agreement with ENMAX Corporation provides us with non-exclusive access to conduits in Calgary's downtown core over which ENMAX has contractual rights of access. ENMAX has installed 13 kilometers of our fiber optic cable into these conduits at our cost as of December 31, 1999.

     In August 1999, we entered into an agreement with EPCOR, Edmonton's power authority, which gives us non-exclusive access to conduits in Edmonton. The EPCOR agreement allows us to make proposals for access to particular routing locations and, if the proposal is acceptable to EPCOR, EPCOR will issue us a permit to access those routing locations typically within three weeks of receipt of our proposal. Our receipt of a permit from EPCOR will be subject to any rights granted to third parties by EPCOR to access a conduit for any purpose whatsoever. Each permit granted under the EPCOR agreement will be effective from its date of issuance and will expire when the EPCOR agreement terminates on August 12, 2014. The EPCOR agreement can be renewed for additional five year terms after this date with the consent of EPCOR. We will pay annual fees based on the amount of EPCOR's conduit which is occupied by, or reserved for, us. In addition, we will pay EPCOR for the installation of our cables in EPCOR's conduits.

     Where our network touches public property we must obtain local municipal rights-of-way to deploy our fiber. We have signed municipal access agreements with the cities of Vancouver and Burnaby, British Columbia. We are currently negotiating municipal access agreements with the cities of Toronto, Calgary, Edmonton and Montreal. These agreements allow us to deploy our network over and under city property, and to use city streets, poles and bridges to connect our network to our customers. These rights-of-way are integral to our facilities-based network. In certain situations, the conduits we use to access buildings already benefit from existing rights-of-way.

     As part of our acquisition of the business of Shaw FiberLink, we have additional access agreements in some of Canada's fastest growing markets, including: the greater Toronto area, Edmonton, Calgary, Winnipeg, Vancouver Island and central British Columbia.

     BUILDING LICENSE AGREEMENTS

     Before providing services to customers, we must obtain permission from the property owner to install our equipment, including our voice and data equipment, and to access the riser closets to run fiber directly to the offices of our customers. Once a building has been targeted by our marketing personnel, our network services department negotiates the building license agreement which allows our equipment to be installed in that building. We have adopted a collaborative approach with developers and owners, and have found them generally willing to provide access to their buildings since we are providing enhanced services to the building, thus increasing its value to the building's tenants. Because of our long-term building license agreements, we gain access to potential customers at minimal cost.

     At December 31, 1999, in our target markets we had 202 building license agreements with property owners, 100 of which are with Cadillac Fairview and Oxford Properties, each a national property owner. These agreements typically contain a provision for permanent access by our network, including fiber optic cable, to a specified point inside the building, with a renewable right of access regarding inside wiring to the premises of our clients. These agreements provide us with access to each building on a non-exclusive basis.

     The CRTC has recently established a presumption that any agreement between a local telephone company and another party, including property owners, that results in the provision of local telephone service to a multi-dwelling unit on an exclusive basis is a violation of the Canadian Telecommunications Act. We believe this presumption will enhance our ability to access additional buildings.

     FIBER LEASE AGREEMENTS

     On July 15, 1999, we entered into a fiber optic agreement with Toronto Hydro, Toronto's electric utility company. This agreement provides that we will lease access to Toronto Hydro's existing fiber optic network, which extends throughout Toronto, allowing us to provide service to our customers until we are able to build our own fiber optic network. A permit from Toronto Hydro, which establishes our network access by indicating routing and termination locations and specifies annual rates and one time connection fees, is required before we can provide service to our Toronto customers under this agreement. Permits expire after three years and can be renewed automatically for an additional three years, unless either party gives notice otherwise.

     TECHNOLOGY SUPPLIER RELATIONSHIPS

     In August 1998, we entered into an agreement with Lucent to provide us with switching equipment, synchronous optical networking technology and other telecommunications equipment, fiber optic cable and related services, including installation, engineering and maintenance services. We will work together with Lucent to prepare detailed lists of equipment and services to be provided to us in each of our markets. This agreement with Lucent specifies the pricing of this equipment and services and the terms of its delivery until August 2003. We amended the agreement in February 2000 in connection with the implementation of the Lucent facility. In addition, we purchase our data switching and routing equipment and our unified messaging equipment from Cisco. We are a "Cisco-powered network" and are currently negotiating to become an authorized reseller of Cisco products. We believe these supplier relationships enable us to deploy a state-of-art network and give us access to the advanced technologies that our customers require.

PRODUCTS AND SERVICES

     We currently provide the following products and services:

  DATA SERVICES PORTFOLIO

     DATA ACCESS. We expect the majority of our revenue to come from data access which includes the following products and services:

     - Local Area Network Connect (also known as transparent LAN Service) -- a managed high-speed connection to an organization's local area network, for Internet connectivity (including common server capability) and/or connectivity between multiple local area networks delivered over fiber, wireless or digital subscriber technologies. Supported interfaces include ethernet at speeds up to 1 gigabit per second.

     - Carrier Private Lines -- Point-to-point, unmanaged connections over our network, targeting carriers rather than small businesses.

     - Remote Access/Teleworking -- Corporate modem pools to facilitate dial-in capability for employees working from home, including the use of higher-speed technologies.

     INTERNET SERVICES. We currently provide the following types of dedicated Internet services:

     - Business Internet/Extranet Gateway -- Internet/Extranet connectivity packages for small and medium-sized businesses.

     - Internet Transit/Commercial Internet -- High-speed, scalable Internet connectivity for Internet professionals who in turn support residential and business Internet users.

     - Outsourced Modem Pools -- Managed modem pools for Internet service providers; providing the hardware and scalability to enable Internet service providers to grow capacity over time and incorporating higher-speed technologies.

     ENHANCED AND OTHER DATA SERVICES. We currently provide and are continuing development efforts for a variety of innovative data products and services in order to act as a one-stop shop for all of our customers' data needs, including the following:

     - Enhanced IP Services -- Internet protocol, fax capability, and private branch exchange/local area network gateways using voice over Internet protocol.

     - Web-Based Reporting Services -- Internet virtual private networking and data service reporting for performance management and usage monitoring via a web browser interface.

     - Co-location -- The physical space in close proximity to our network to colocate, host and/or manage servers or modem pools.

     - Data Hardware Resale and Maintenance -- Selling and maintaining routers, hubs and switches.

  APPLICATION SERVICES PORTFOLIO

     APPLICATION HOSTING SERVICES. We provide our business customers the opportunity to outsource their server and application needs to us through several service offerings:

     - Applications Hosting -- Turnkey Internet/Web server hosting packages as an outsourced solution to small and medium-sized businesses. This service includes all software, hardware and management required for a business website or for other general office software applications.

     - E-Commerce Hosting -- Enhanced Web server solutions that enable small and medium-sized businesses to incorporate e-commerce into their website, including the ability to sell products and services and the ability to clear credit card purchases.

     - Unified Messaging (Voicemail/Email) -- Integration of a business' voicemail and email services to act as a single message center; complete with faxing capabilities, speech to text/text to speech conversion and encrypted security.

     Additional application services in development include PC/server backup, multimedia conferencing and Web-based application service reporting.

     SECURE NETWORK SERVICES. We provide our customers with security enhancements to a basic Internet connection through a variety of service offerings:

     - Networking Security -- Anti-hacker services, such as firewall hosting, to protect customer local area networks from the Internet.

     - Virtual Private Networking -- The ability to travel securely and privately by tunneling through the Internet, either from one business location to the next or from one business connection to that of a partner, on a single user or enterprise wide basis.

     - Public Key Infrastructure/Certificate Authority -- The technology to enable secure transactions and information sharing on the Internet by serving as a third party manager of the exchange of information via digital identification certificates.

  VOICE SERVICE PORTFOLIO

     LOCAL VOICE SERVICES. We began offering local voice services in November 1999, and intend to offer a full suite of services, accommodating customers that require varying degrees of sophistication in their telecommunications services.

     - Individual and Digital Business Lines and Multiple Line Business Trunks -- Local switched analog telephone service via individual lines or multi-line trunks and digital service with enhanced features and functionality.

     - Centrex/Virtual Private Branch Exchange -- Feature-rich phone lines enabling customers to manage their own phone service internally without a private branch exchange.

     - Private Branch Exchange Interconnect -- A connection between a business' private branch exchange and the public switched telephone network.

     - Digital Tie Lines -- A business with a private telecommunications network by connecting two private branch exchanges.

     ENHANCED VOICE SERVICES. We offer a full suite of enhanced offerings to complement our standard business voice services.

     - Long Distance Service -- Long distance telephone access throughout all major Canadian cities with toll-free directory/operator services, account codes and calling cards.

     - Other Enhanced Features -- Features such as call transfer, call-waiting, Web-based reporting service, remote message forwarding, three-way conferencing, digital display and other custom calling features.

     - Voice Hardware Resale and Maintenance -- Telephone sets, private branch exchange and key systems.

     Our products and services will be branded into data, applications and voice based portfolios and will be branded in support of our service innovation and client care strategies.

MARKETING AND SALES

     We plan to build market share by establishing regionally focused sales distribution and marketing programs to capture new customers and to grow our business with existing customers. Our goal is for our sales representatives to sell services directly to customers in on-net buildings. Our sales and marketing programs are designed to differentiate us from our competitors by providing solutions targeted at the needs of small and medium-sized businesses and by delivering consistently high-quality sales and technical support. All of our marketing information and promotions are standardized and all of our products are nationally branded, with the "GT Connect" portfolio brand and "Completely Connected" tag line. We intend to promote our reputation by delivering uniform and consistent services and providing the benefits of a single point of contact with integrated and customized billing.

     In each target market, we have identified buildings with tenants that meet our target profile. Our ideal building has many small and medium-sized business tenants, each with 10 to 200 employees, that have complex data and other telecommunications needs, including Internet application and voice requirements. Once a building has been targeted, we negotiate the building licence agreement which allows our facilities to be installed in that building. Each member of our local direct sales force is assigned a territory which includes specific buildings in which to sell. The sales representative will become intimate with the needs of all potential customers in those buildings and will be the relationship manager between us and the customer. The sales representative will work with a technical expert, when necessary, to differentiate our services from those of our competitors and cost effectively address our customers' needs. Our sales force will initially target customers with data telecommunications needs that are, or will be, located in on-net buildings. Once we provide a customer with solutions to its data needs and our sales representative has created a relationship with the customer, the sales representative will offer Internet application and voice services to the customer. We believe that once a customer's data needs are met and it is satisfied with our customer service, it will be receptive to purchasing Internet application and voice services from us.

     Our sales representatives receive a competitive base salary and a series of individual and team bonuses. Their bonuses are based on their attaining a sales quota on a recurring monthly and one time sale basis. Salespeople are further rewarded by the opportunity to participate in our share option plan. We believe our compensation plan will motivate our sales representatives to provide top quality attention and service.

     We provide our sales and marketing employees with a comprehensive training program which includes introductory formal training, product and service training, leadership development, on going coaching, including on the job training, and a mentor program.

     We have retained, and intend to continue to retain, people with extensive experience in the telecommunications industry. The market for hiring highly qualified sales representatives is competitive. However, as a result of the recent mergers in the telecommunications industry, we believe a number of highly talented sales representatives are seeking more entrepreneurial companies that provide a higher degree of challenge and more opportunity to develop skills and assume more responsibility. At December 31, 1999, we had 118 sales representatives.

MANAGEMENT INFORMATION SYSTEMS, SERVICE ORDER ENTRY, PROVISIONING, BILLING AND CUSTOMER SERVICE

  OVERVIEW

     We are committed to the implementation of integrated and scalable operational support systems that enable us to effectively manage and monitor our network, process orders, provision services, track usage and accurately bill our clients with one integrated bill. Our operational support systems integrate substantially every component of our operations. We selected a combination of "best of breed" systems from Hewlett-Packard, Eftia OSS Solutions and Daleen Technologies. We selected this combination of vendors because they met our specific needs in a cost-effective manner, have a strong reputation for reliability and have experienced success throughout North America, particularly with Lucent switching platforms. Our system is scaleable and highly sophisticated and we believe it will reduce human resource expenses, resulting in higher margins. In addition, the scalability of our system will enable us to handle at low incremental costs the additional volume of data traffic that we will experience with the acquisition of the business of Shaw FiberLink.

     Our system enhances the level of service and care that we can provide our customers by constantly monitoring our network to quickly detect and resolve any failure, often before the customer is aware of a problem. Our operational support systems also allow us to automate additional processes as we require them. Our phased implementation strategy enables us to have initial functional operations support and then to expand support as we grow and our demands increase. New features and additional processes from the same or different vendors can be integrated quickly.

     We believe our systems provide us with a long term competitive advantage by creating a distinctive, differentiated, and customizable customer interface with the ability to rapidly and seamlessly modify internal automated work flows in response to market developments, all the while relying on powerful and reliable core technology. Our system will scale seamlessly with the addition of large numbers of customers, will minimize the time between order receipt and revenue generation, will improve customer satisfaction, and will enable rapid customization of our product and service offerings to bring new products to market quickly.

  SERVICE ORDER ENTRY AND PROVISIONING

     Our strategy has been to acquire sophisticated off-the-shelf technology that can be easily and cost-effectively configured by our in-house information technology staff. We use the workflow and order-entry module called a.Scribe, from Eftia OSS Solutions. This system provides:

     - convergent customer data entry modules that enable all services and work orders to be entered from a single interface;

     - advanced workflow functionality that includes job queues for individuals and departments, automatic escalations and jeopardy notifications, scheduling, reporting and tracking;

     - web-enabled interfaces that provide our clients, partners and agents with the ability to order online and track their order throughout the process; and

     - integration with circuit and asset inventory to enable "flow-through" provisioning and circuit selection.

  BILLING

     Our strategy has been to acquire sophisticated off-the-shelf technology that can be easily and cost-effectively configured by our in-house information technology staff. We are using the Billplex billing and rating engine from Daleen Technologies. This system provides:

     -  integrated billing;

     -  data extractors from multiple systems;

     -  support for meeting Canadian taxation requirements;

     -  output for bills on both paper and in electronic format; and

     -  tracking of overdue accounts.

     We use an off-the-shelf integration package that ensures data integrity between the products we use for our billing and service order entry and provisioning systems. This increases the functionality of these systems while reducing the costs of deployment.

  CUSTOMER SERVICE

     Our objective is to deliver a high level of personalized service to our clients and to be pro-active. We believe that the low level of service from some telecommunications companies leads customers to find their own telecommunications solutions. Our experience is that small and medium-sized business customers rarely receive proactive solutions and are unable to get quality customer service from the incumbent local exchange carriers.

     We believe that the following features of our customer service program will be attractive to our customers:

     - a customer can reach us through their choice of telephone, e-mail or fax and speak with a live person 24 hours a day, 7 days a week;

     - state-of-the-art contact center solutions to manage all customer service inquiries;

     -  leading management tools to monitor client services;

     - proactive client management program to provide status updates to clients and to contact them when we detect problems that require resolution;

     - industry-leading Web-enabled customer service program to allow clients personalized access to their account information, order status and trouble tickets at any time;

     -  simple access to the right expert for their problem;

     -  integrated billing;

     -  service level guarantees; and

     - clear escalation processes to deal efficiently with any customer concerns.

     We believe one of the key differences between our approach and that of the incumbent local exchange carriers is how easily our customers will be able to contact us. We will have a main telephone number which customers can use to call for inquiries and requests. In addition, we will also have a dedicated help desk that provides the technical expertise that customers demand when they need help. Our customers have the option of speaking directly to the right expert, while always having the simplicity of a main contact. Our contact center will be equipped with a state-of-the-art computer telephone integration system, Apropo, which will allow us to effectively manage all inquiries directed to our customer service representatives, regardless of the medium by which they are sent.

     A key component of our customer service is our integrated operating support system. Customer relationship management requires instant access to detailed customer data and simple automated workflow tools to support the selling, ordering, delivery and repair of our services. Our operating support system monitors our network to quickly detect and resolve any failure, often before the customers are aware of a problem.

COMPETITION

     The telecommunications services industry is highly competitive, rapidly evolving and subject to constant technological change. We face, and expect to continue to face, intense competition in all of our markets from the incumbent local exchange carriers, cable companies, resellers of voice services, competitive access providers, utilities, microwave carriers, competitive long distance providers, wireless providers, new competitive local exchange carriers, and private networks built by large end users. Our competitors in the telecommunications services market include and will include Internet service providers, application service providers, other telecommunications companies, e-commerce service providers and Internet software providers.

     We expect that the principal competitive factors affecting our business will be customer service, the range and quality of services provided and pricing levels. Many of our current and potential competitors have financial, personnel and other resources (including brand name recognition) substantially greater than ours, as well as other competitive advantages. However, until recently the Canadian telecommunications services industry has been focused on larger customer accounts, leaving small and medium-sized businesses relatively underserved.

     In addition, a continuing trend toward consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors.

     Our most significant group of competitors is comprised of companies that previously formed the Stentor Alliance which included Northwestel, the recently merged BC Telecom and TELUS, SaskTel, Manitoba Telecom, Bell Canada and the telephone companies located in Eastern Canada which recently merged to form Aliant. Until recently, these companies benefited from a monopoly over the provision of local switched services in their respective geographic regions. They continue to represent approximately 95% of the local voice services market. A number of these companies, including Bell Canada and its Nexxia and Intrigna affiliates, Aliant and BCT.TELUS, are seeking to attract customers nationwide, beyond their historic territories.

     Many of these companies possess significant financial, technical and marketing resources with which to compete, as well as comprehensive fiber networks and long-standing relationships with their customers. While several key decisions of the CRTC have created a framework for competition in Canadian telecommunications markets generally, competition with the incumbent local exchange carriers is in the early stages of development.

     In addition to competition from these companies, we face competition from a variety of other current and potential market entrants including Call-Net, AT&T Canada, Videotron and OCI Communications. All of these companies have entered the local voice and data service markets. Some have certain advantages over us, including greater financial, personnel, marketing and technical resources. Most prominent among these is the newly merged AT&T Canada, which has a particular strength in serving large business customers, followed by Call-Net which to date has been more focused on the residential and small business voice market. Beyond the significant competition posed by wireline-based service providers, there is an unknown potential competitive threat from alternative technologies such as wireless and Internet services over cable by cable companies. However, while their fiber and Internet services compete directly with us in major metropolitan markets, to date the cable companies' strategy has been primarily focused on the residential market.

EMPLOYEES

     As of December 31, 1999, we had approximately 342 employees, of which 155 were sales and marketing, 33 were customer service, 122 were technical and 32 were administrative personnel. As a result of our acquisition of the business of Shaw FiberLink, we have made offers to hire approximately 130 Shaw FiberLink employees. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees is currently represented by a collective bargaining agreement. We believe we enjoy good relationships with our employees.

PROPERTIES

     Our corporate head office is located at Suite 700, 20 Bay Street, Toronto, Ontario, Canada. Our telephone number is (416) 943-9555. Our facilities include administrative and sales offices, central offices and other facilities to house our fiber optic network equipment. The table below describes our material properties:

                                                                                   APPROXIMATE
                                                                                     SQUARE
LOCATION                                      PURPOSE           OWNED OR LEASED      FOOTAGE
--------                               ----------------------  -----------------   -----------
Toronto, Ontario.....................  Corporate head office   Lease expires on      38,757
                                       and central office      December 31, 2014
Vancouver, B.C.......................  Network operations and  Lease expires on      16,122
                                       engineering             July 31, 2006
Burnaby, B.C.........................  Central office          Owned                  7,869
Calgary, Alberta.....................  Central office          Lease expires on      19,328
                                                               December 1, 2014
Edmonton, Alberta....................  Equipment housing       Lease expires on      12,738
                                                               January 1, 2015
Montreal, Quebec.....................  Central office          Lease expires on      11,918
                                                               January 31, 2015

LEGAL PROCEEDINGS

     There are no material legal proceedings against us.

                   DESCRIPTION OF OUR FINANCING ARRANGEMENTS

THE UNITS

     On February 1, 2000 we issued 855,000 units, consisting of 13 1/4% senior discount notes due 2010 and 855,000 warrants to purchase 4,198,563 class B non-voting shares. Gross proceeds from our sale of the units was US$450,166,050 which, after underwriting commissions and expenses, resulted in net proceeds of approximately US$435 million.

     The notes were issued at a price of 52.651% of the stated amount at maturity. The first interest payment on the notes will be made on August 1, 2005. The notes are redeemable, at our option, at any time on or after February 1, 2003 at various redemption prices set forth in the indenture relating to the notes.

     The indenture relating to the notes sets forth various occurrences each of which would constitute an event of default. If an event of default occurs, other than our bankruptcy or insolvency, holders of not less than 25% of the principal amount of notes outstanding (voting as one class to the extent equally affected) may declare the accreted value of the notes, together with any accrued interest, to be due and payable. If we become bankrupt or insolvent, the notes immediately become due and payable without any action required by the noteholders.

     The indenture relating to the notes contains certain covenants that, among other things, limit

     -  our issuance of additional debt,

     - our payment of dividends and other distributions to shareholders and affiliated persons or companies,

     -  investments in non-wholly owned subsidiaries,

     -  certain transactions with affiliated companies,

     -  the incurrence of liens,

     -  sales of assets, including share capital of subsidiaries, and

     -  certain amalgamations, mergers, consolidations and transfers of assets.

     Each warrant will entitle the holder to purchase 4.9106 of our class B non-voting shares at no additional cost to the holder, subject to adjustment in the event that we reclassify, split or issue our equity at less than current market value. The class B non-voting shares for which the warrants may be exercised represent approximately 4.0% of our equity on a fully diluted basis as at February 1, 2000, as adjusted for our sale of series B first preference shares to Shaw Communications in connection with our acquisition of the business of Shaw FiberLink.

     The units were sold in private placements in the United States and outside the United States. We have agreed to register the notes, the warrants and the class B non-voting shares issuable upon exercise of the warrants under the Securities Act of 1933 according to a specified schedule.

BANK FACILITY

     On February 3, 2000, we entered into a $220 million bank facility with CIBC World Markets, as lead arranger and administrative agent, Goldman Sachs Credit Partners and affiliates of RBC Dominion Securities and TD Securities (USA), as co-arrangers, to finance the acquisition of the business of Shaw FiberLink and for general corporate purposes. The bank facility is available in Canadian dollars or U.S. dollars. The bank facility:

     -  consists of two tranches:

       -- tranche 1, a $120 million seven year revolving reducing bank facility;
          and

       -- tranche 2, a $100 million single draw reducing term loan;

     - bears interest at rates of 3.00% to 4.50% over the prevailing yield on Canadian dollar bankers' acceptances or LIBOR, based on our financial status;

     - provides that GT Group Telecom Services Corp., our wholly-owned subsidiary, will be the borrower with guarantees by us and all of our other subsidiaries;

     - provides for the payment of certain lending, arranging and commitment fees; and

     - contains covenants that, among other things, require us to meet ongoing financial tests and restrict our ability to incur additional indebtedness, incur liens, pay dividends or repurchase our capital stock.

     SECURITY

     The bank facility is secured by:

     - a first priority security interest over all our assets and material agreements;

     -  a guarantee by us; and

     -  a pledge of the shares of GT Group Telecom Services Corp.

     MATURITY, AVAILABILITY AND REPAYMENT

     The bank facility matures on or about January 31, 2007 (seven years after the closing date). The amounts available under tranche 1 of the facility will be reduced by 10% in 2003, 15% in 2004, 15% in 2005, 20% in 2006 and 40% at
maturity in 2007. The amount outstanding under tranche 2 of the facility must be repaid by 5% in 2003, 10% in 2004, 10% in 2005, 20% in 2006 and 55% at maturity in 2007.

     Amounts outstanding under the bank facility may be prepaid at any time, subject to customary breakage charges.

     Amounts available under the bank facility are also mandatorily reduced in pro rata amounts equal to:

     -  the net proceeds from certain asset sales or insurance claims;

     -  50% of excess cash flow; or

     - 50% of the net cash proceeds from the issuance of debt or equity securities, other than the proceeds of a single equity offering, which may be this offering, borrowings under our vendor financings, including our new Lucent vendor facility, and any replacement financings of any of the foregoing.

     COVENANTS

     The bank facility ranks pari passu with the Lucent facility with respect to the security obtained from the borrower, our guarantor subsidiaries and us. Under the terms of the bank facility, we, the borrower, and our guarantor subsidiaries are restricted by the bank facility, among other things, from:

     - making capital expenditures, investments or acquisitions in excess of certain limits;

     -  selling certain assets;

     -  creating liens other than certain permitted encumbrances;

     - incurring additional indebtedness, other than certain permitted indebtedness;

     - investing in or guaranteeing the obligations of subsidiaries except to the extent that such investment or guarantee constitutes permitted obligations of such subsidiaries or to the extent that such investment or guarantee constitutes permitted indebtedness;

     -  declaring or setting aside funds for the payment of dividends;

     - consenting to or agreeing to certain amendments of other financing documents; and

     - amalgamating, consolidating, merging, or entering into any other form of business combination.

     We are also required under the bank facility to maintain certain minimum debt to total capitalization ratios, debt coverage ratios, revenue and performance levels.

     The bank facility restricts the payment of dividends by us or our subsidiaries, other than payments of dividends by our subsidiaries to us or another of our subsidiaries.

     The bank facility also contains customary events of default, including the failure to pay interest or principal, breach of covenants, cross-defaults or judgements in excess of $1 million, a change of control event or the bankruptcy or insolvency of us or any of our subsidiaries.

     The bank facility is governed by the laws of the Province of Ontario.

LUCENT FACILITY

     On February 3, 2000, we entered into a vendor facility with Lucent Technologies, Inc., as vendor, to finance the purchase and installation of up to US$315 million of Lucent equipment and services. The Lucent facility:

     - bears interest at rates of 2.00% to 4.50% over the United States bank prime rate, or LIBOR, based principally on our financial status;

     - provides that GT Group Telecom Services Corp., our wholly-owned subsidiary, will be the borrower with guarantees by us and all of our other subsidiaries;

     - provides for the payment of certain lending, arranging and commitment fees; and

     - contains covenants that, among other things, require us to meet ongoing financial tests and restrict our ability to incur additional indebtedness, incur liens, pay dividends or repurchase our capital stock.

     This facility is available in two tranches of US$161 million and US$154 million. Initial borrowings under tranche A of this Lucent facility must be used to repay amounts outstanding under our previous facility with Lucent. As at the date of this prospectus, US$37.9 million was outstanding under our previous Lucent facility.

     SECURITY

     The Lucent facility is secured by:

     - a first priority security interest over all our assets and material agreements; and

     -  a pledge of the shares of all our subsidiaries.

     MATURITY, AVAILABILITY AND REPAYMENT

     The Lucent facility matures approximately 8 1/2 years after the initial advance is made. The availability period to make advances under the facility will terminate on the earlier of (1) the third anniversary of the date of the initial advance and (2) January 31, 2003. After such date, principal amounts outstanding must be repaid in 22 consecutive installments on a quarterly basis in amounts equal to 1.25% of the aggregate amount outstanding for the first 20 quarters and 37.5% of the aggregate amount outstanding for the final 2 quarters.

     Lucent retains the right, with our prior written agreement with respect to economics and terms, to designate and convert up to US$140 million of the drawings under tranches A and B into a senior secured term loan. Any amounts under the senior secured term loan will be subject to limited amortization, with the balance to be paid in full at maturity.

     Amounts outstanding under the Lucent facility may be prepaid at any time, subject to customary breakage charges.

     Amounts available under the Lucent facility are also mandatorily reduced in amounts equal to:

     -  the net proceeds from certain asset sales or insurance claims;

     -  50% of excess cash flow; or

     - the pro rata amount of any mandatory or voluntary prepayment of any senior debt, including the bank facility.

     The Lucent facility also contains customary events of default, including the failure to pay interest or principal, breach of covenants, cross-defaults or judgements in excess of $1 million, a change of control event or the bankruptcy of us or any of our subsidiaries.

     The Lucent facility is governed by the laws of the State of New York.

CISCO FACILITY

     In July 1999, we signed a credit agreement with Cisco Systems in which Cisco agreed to provide us with up to US$15 million to finance the purchase and installation by us of Cisco networking hardware and software. This credit agreement:

     -  is guaranteed by us;

     - is for a commitment of up to US$15 million in a tranche of US$9 million, a tranche of US$1 million and a tranche of US$5 million;

     - each tranche is available for a period of one year from the date on which a loan is initially made to us under that tranche;

     -  bears interest at a rate of 12% per year;

     - has interest payable quarterly in arrears and the principal amount of the loan amortized for quarterly payments over the term of the loan (4 years for the US$9 million tranche and 2 years for the US$1 million and US$5 million tranches);

     - is secured against any equipment purchased with the funds made available; and

     - contains certain covenants which, among other things, require us to meet ongoing financial tests and restrict our ability to incur additional indebtedness, incur liens, pay dividends or repurchase our capital stock.

     In order to draw down funds under this facility, we must meet certain financial covenants, which we currently meet. As at the date of this prospectus, we have borrowed US$9.9 million under this facility.

INTER-CREDITOR AGREEMENT

     CIBC World Markets, as lead arranger under the bank facility and Lucent are parties to an inter-creditor agreement regarding, among other things, the rights of these lenders in the security held by them.

     Under the inter-creditor agreement, the banks and Lucent have agreed to share all of our assets and the assets of our subsidiary in which they have a first priority security interest equally and ratably.

     The inter-creditor agreement provides that the banks and Lucent will, in an event of default under the bank facility or our Lucent facility, provide the other party with notice prior to accelerating any indebtedness under these agreements and will co-operate with each other in connection with any such enforcement. Any amounts recovered upon the enforcement of these financing agreements by the collateral agent will be shared among the banks and Lucent equally and ratably.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

NAME                                    POSITION                                                 AGE
----                                    --------                                                 ---
James G. Matkin......................   Chairman and Director                                    57
Vancouver, BC
James M. Mansour.....................   Director and Chair of Executive Committee                40
Austin, TX
Daniel R. Milliard...................   Chief Executive Officer and Director                     52
Coudersport, PA
Robert G. Wolfe......................   President, Chief Operating Officer and Director          43
Seattle, WA
Stephen H. Shoemaker.................   Executive Vice President and Chief Financial Officer     39
Littleton, CO
Eric A. Demirian.....................   Executive Vice President, Corporate Development          41
Toronto, ON
Michael A. Aymong....................   Executive Vice President, Marketing and Sales            35
Calgary, AB
Robert Watson........................   Executive Vice President, Carrier Services               52
Toronto, ON
Marek K. Wieckowski..................   Executive Vice President, Network Services               55
Delta, BC
Robert M. Fabes......................   Senior Vice President, General Counsel and Corporate     38
Vancouver, BC                           Secretary
Andrew J. Csinger....................   Senior Vice President, Systems Services                  37
Vancouver, BC
Steven L. Koles......................   Senior Vice President, Marketing                         29
Calgary, AB
C. William Rainey....................   Senior Vice President, Sales                             46
Calgary, AB
Malcolm Rodrigues....................   Senior Vice President, National Operations               33
Toronto, ON
Patricia A. Saltys...................   Vice President, Finance                                  35
Vancouver, BC
Michael D'Avella.....................   Director                                                 41
Calgary, AB
George Estey.........................   Director                                                 43
Toronto, ON
P. Kenneth Kilgour...................   Director                                                 44
Toronto, ON
Robert R. Gheewalla..................   Director                                                 32
New York, NY
Jim Shaw.............................   Director                                                 42
Calgary, AB

     JAMES G. MATKIN Mr. Matkin has been the chairman of the board since September 1997. Mr. Matkin is the chief executive officer of the Law Society of British Columbia. With over 9,000 members, the Law Society is the governing body for the British Columbia legal profession. Mr. Matkin has extensive experience in law, government and business. He is a public policy practitioner and a Harvard Law School graduate who began his legal career on Wall Street in New York City before clerking with Mr. Justice Martland of the Supreme Court of Canada. A former director of the Bank of Canada, Mr. Matkin currently serves on the boards of several public and private organizations, including the Provincial Chair of the Council for Canadian Unity. As president of the Business Council of British Columbia for 10 years (1983-93), Mr. Matkin has represented more than 150 of the largest companies in Canada in their business-government relations.

     JAMES M. MANSOUR Mr. Mansour has been a director since April 1998. Mr. Mansour is former President and owner of National Telecommunications of Florida, a long distance carrier providing voice and data telecommunications services to businesses in 32 states which he sold in 1998 to Inter Media Communications, Inc. Prior to that time, Mr. Mansour founded and ran National Telecommunications of Austin, one of the largest regional long distance carriers in the United States, which he sold to WorldCom in March of 1991. In addition, Mr. Mansour currently serves on the Board of Netpliance, a company providing high-speed Internet access services. Mr. Mansour holds a Juris Doctorate degree from Tulane Law School and is a certified public accountant.

     DANIEL R. MILLIARD Mr. Milliard has been our chief executive officer since September, 1999. Mr. Milliard was most recently senior vice president and secretary of Adelphia Communications and vice chairman and president of Hyperion Communications. Prior to that time, Mr. Milliard was the first president and chief operating officer of Hyperion Communications, led the company from its inception and was instrumental in growing it to become a national competitive local exchange carrier. He also served as vice president, secretary and/or general counsel of Adelphia. Mr. Milliard graduated from American University in 1970 with a Bachelor of Science degree in Business Administration. He received an M.A. degree in Business from Central Missouri State University in 1971, where he was an instructor in the Department of Finance, School of Business and Economics, from 1971 to 1973. Mr. Milliard received his Juris Doctor degree from the University of Tulsa School of Law in 1976. Mr. Milliard is a director of Citizens Bancorp. Mr. Milliard is also a director of Charles Cole Memorial Hospital.

     ROBERT G. WOLFE Mr. Wolfe has been a director and our president since February 1999. Mr. Wolfe has over twenty years business and management experience. Prior to joining us, Mr. Wolfe served as chief financial officer of Trillium Corporation, an international investment company with significant forestry, real estate, and other investments. In addition, he has significant experience in the financial services industry, including senior corporate finance positions with two leading global investment banking firms, Goldman Sachs and Merrill Lynch. In addition to assisting clients across the United States, Mr. Wolfe held three overseas posts for Goldman Sachs in London, Tokyo and Hong Kong. Mr. Wolfe now serves on the boards of Babylon Entertainment (founder) (New York, NY) and RODI Power Systems (Kent, WA). He also serves on the advisory board of Northwest Venture Associates (Seattle, WA). Mr. Wolfe graduated from Washington State University and holds an MBA from Pacific Lutheran University.

     STEPHEN H. SHOEMAKER Stephen joined us as executive vice president and chief financial officer in December 1999. Before joining us, Mr. Shoemaker held several senior managerial positions at Qwest Communications, most recently as vice president, treasurer. Prior to Qwest Communications, Stephen was the vice president, corporate finance for Host Marriott Services Corporation. Mr. Shoemaker has a B.S. Commerce, concentration in Accounting from the University of Virginia. He is a certified public accountant, a member of the Treasury Management Association and also a member of the AICPA.

     ERIC A. DEMIRIAN Eric joined us as executive vice president, corporate development, in January 2000. Prior to joining us, Mr. Demirian was a partner with PricewaterhouseCoopers and was the head of the Canadian information and communications group. Mr. Demirian has a Bachelor of Business Management degree from Ryerson University and both Certified General Accountant and Chartered Accountant designations. He is a member of the Treasury Management Association and is a past Director and Treasurer of the Parkinson Foundation of Canada.

     MICHAEL A. AYMONG Mr. Aymong has been our executive vice president, marketing and sales since June 1999. Prior to his present position, he served as acting vice president, marketing and sales support for TELUS in Calgary. In this position, he managed the marketing efforts during TELUS' merger with BC Tel. Before joining TELUS, Mr. Aymong was director of operations of the former MetroNet. Mr. Aymong holds an MBA from the University of Western Ontario. He is also on the board of directors for the Muttart Art Gallery, Vicom Communications and Big Picture Technologies and participates in several other community and business organizations.

     ROBERT C. WATSON Mr. Watson has been our executive vice president, carrier services since February 2000. Mr. Watson was most recently president of Shaw FiberLink. Prior to that time, Mr. Watson held the position of president and chief operating officer of STN Inc. Before then, he was president and chief executive officer of ACC Telenterprise. Mr. Watson is a graduate in Electronic Technologies from Ryerson Polytechnical University.

     MAREK K. WIECKOWSKI Mr. Wieckowski has been our executive vice president, network services since 1998. Mr. Wieckowski was most recently vice president of network infrastructure at the former MetroNet (now AT&T Canada). Prior to that time, Mr. Wieckowski was vice president of engineering and operations. Before then, Mr. Wieckowski held various management and operational engineering positions at Northern Telecom, Spar Aerospace, Microtel and the former BC Tel. Mr. Wieckowski has over thirty years of expertise in the telecommunications industry. Mr. Wieckowski has a M.Sc. in electrical engineering from the University of Warsaw.

     ROBERT M. FABES Mr. Fabes has been our general counsel and corporate secretary since June 21, 1999. Prior to joining us, he practiced in the area of corporate finance with Goodman Phillips & Vineberg, Vancouver, our primary outside legal counsel. Mr. Fabes received his law degrees from McGill University in 1992 and is a member of both the British Columbia and Quebec law societies.

     ANDREW J. CSINGER Dr. Csinger has been our senior vice president, systems services since January 1999. Dr. Csinger was most recently the president of Xcert Software Inc., which he founded in 1996 to develop the emerging public key infrastructure product. Prior to that time, Dr. Csinger was founding president of InterSpect Systems Consulting, successfully implementing many Internet security projects for clients including the U.S. Food and Drug Administration and the Government of Canada. Before then, Dr. Csinger had various positions in software engineering and electromagnetic design. Dr. Csinger holds a PhD in Computer Science from the University of British Columbia.

     STEVEN L. KOLES Mr. Koles joined us in May 1999. Prior to joining us, Mr. Koles held several management positions at TELUS, most recently as assistant vice president of internetworking services, where he focused on national expansion strategies. He was also one of the founding team members of TELUS Advanced Communications -- an enhanced data communications and business Internet applications service provider. Mr. Koles also serves on the boards of the Canadian Association of Internet Providers, CA*net's advisory committee and Netera Alliance's board and executive committee. Mr. Koles has a Bachelor of Commerce from the University of Alberta and has completed the Executive Management Program at the University of Western Ontario.

     C. WILLIAM RAINEY Mr. Rainey joined us in May, 1999. Mr. Rainey has over 20 years of sales and marketing experience in the high tech, finance and telecommunications industries. After receiving a Bachelor of Science degree from the University of Alberta he joined Xerox Canada and held numerous sales, marketing, education and consulting management positions over 10 years. During his

5 years with Royal Trust he led the sales and marketing efforts for investments and lending in Western Canada for 3 years and then spent 2 years in the Toronto head office in senior sales and marketing management positions. Mr. Rainey left TELUS' data company, TELUS Advanced Communications, as Assistant Vice President after 6 years with TELUS. During his tenure at TELUS he completed the Executive Management Program at Queens University.

     MALCOLM RODRIGUES Mr. Rodrigues has been our senior vice president, national operations since February 2000. Mr. Rodrigues was most recently vice president operations -- East at Shaw FiberLink and, before then, held the position of director of operations for Shaw FiberLink. He held a similar position with Trillium Communications, a cable television company in Ontario which was purchased by Shaw Communications in 1994, where he helped launch the CAP division. Mr. Rodrigues holds an Electrical Engineering degree from the University of Toronto and is a licensed Professional Engineer in the Province of Ontario.

     PATRICIA A. SALTYS Ms. Saltys has been our vice president, finance since December 21, 1999. Prior to that, Ms. Saltys was our chief financial officer from November 1997 to December 1999. Ms. Saltys was most recently the financial controller for Bruce Allen Talent (a division of A&F Music) and the Bryan Adams group of companies responsible for accounting, tax, investments, and financing. Prior to that time, Ms. Saltys was Assistant Manager at Price Waterhouse in Vancouver. Ms. Saltys has a Bachelor of Commerce from the University of Saskatchewan and is a chartered accountant and a member of the Institute of Chartered Accountants of British Columbia.

     MICHAEL D'AVELLA Mr. D'Avella joined us as a director in February 2000. Mr. D'Avella is the senior vice president of planning for Shaw Communications and has served in this position since 1991. He has previously held senior positions with the Canadian Cable Television Association and business development positions with Telesat Canada. Mr. D'Avella is also a director of Canadian Cable Television Association and is actively involved in the cable industry's strategic planning initiatives.

     GEORGE ESTEY Mr. Estey joined us as a director in February 2000. Mr. Estey is the Chairman of Goldman Sachs Canada. Prior to this, he was involved in various roles within Goldman, Sachs & Co.'s Investment Banking Division since joining the firm in 1987. Mr. Estey was also a consultant with McKinsey & Co. Mr. Estey holds an MBA from the Harvard Graduate School of Business Administration and a B.Sc. from the University of New Brunswick.

     P. KENNETH KILGOUR Mr. Kilgour has been a director since May 1999. Mr. Kilgour is managing director and head of CIBC Capital Partners. Prior to joining CIBC Capital Partners in 1989, Mr. Kilgour was senior manager, corporate finance of Canadian Imperial Bank of Commerce, which he joined in 1982. Mr. Kilgour holds an MBA from the University of Toronto and a B.Sc. (Applied Science) from Queen's University.

     ROBERT R. GHEEWALLA Mr. Gheewalla has been a director since May 1999. Mr. Gheewalla is a vice president in the principal investment area at Goldman Sachs. He received an MBA from Harvard Business School, an MS from The London School of Economics while on a Fulbright Scholarship, and a BS from Tufts University. Mr. Gheewalla currently serves as a board member for Worldwide Fiber, Inc., Diginet Americas, Digital Access and North American RailNet.

     JIM SHAW Mr. Shaw joined as a director in December 1999. Mr. Shaw has been president and chief executive officer of Shaw Communications since 1998. Prior to this, Mr. Shaw held various senior management positions at Shaw Communications. Mr. Shaw is also chairman of the Canadian Cable Television Association (CCTA) and a director of: CableLabs, a North American cable television research organization; the At Home Corporation; Canadian Satellite Communications Inc. and @Home Canada.

     In February 2000, Leo J. Hindery agreed to join our board of directors, subject to shareholder approval. Mr. Hindery is currently the chairman and chief executive officer of GlobalCenter, Inc., the Internet commerce services subsidiary of Global Crossing. Prior to joining GlobalCenter, Mr. Hindery was president and chief executive officer of AT&T Broadband & Internet Services and president of TCI. From 1988 to 1997, Mr. Hindery was the founder and managing general partner of InterMedia Partners, the ninth largest multiple cable system operator in the United States. Prior to this, Mr. Hindery was chief officer for planning and finance of The Chronicle Publishing Company of San Francisco, and chief financial officer and managing director of Becker Paribas, Inc. Mr. Hindery holds an MBA from Stanford University and an honors degree from Seattle University and is a member of the Stanford Business School Advisory Council. He is the chairman of Adauction.com, Inc., a director of BigVine.com, Knowledge Enterprises, Inc., Sybase, Inc., Tanning Technology Corp. and TD Waterhouse Group, Inc.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has three standing committees: an executive committee, an audit committee and a compensation committee. The executive committee consists of Messrs. Gheewalla, Kilgour, Mansour, Matkin, Milliard, Shaw and Estey, and, as a non-voting observer, Mr. Wolfe. A majority of the members of the audit committee are persons who are not our officers or employees or any of our affiliates. The audit committee, which consists of Messrs. Mansour, Matkin and Kilgour, selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of the annual audit. The compensation committee establishes remuneration levels for our senior officers. The compensation committee consists of Messrs. Matkin, D'Avella and Gheewalla.

EXECUTIVE COMPENSATION

     At September 30, 1999, we had nine executive officers. At September 30, 1999, aggregate cash compensation of $277,273 was paid to our executive officers who were members of our board of directors, and $393,958 was paid to our other executive officers, including salaries, bonuses and other amounts paid by us.

     Pursuant to our employment agreements with Daniel Milliard, our chief executive officer and director, and with Robert Wolfe, our president, chief operating officer and director, we have agreed to provide Mr. Milliard with a housing-assistance loan and an option-exercise loan in the aggregate amount of approximately $4 million and Mr. Wolfe with an option-exercise loan in the amount of approximately $312,500, each of which will bear interest at the effective applicable federal rate in effect under Section 1274(d) of the Internal Revenue Code. Pursuant to our employment agreement with Eric Demirian, our executive vice president, corporate development, we have agreed to provide Mr. Demirian with an interest free loan in the aggregate amount of approximately $190,000.

                           SUMMARY COMPENSATION TABLE

     We paid the following compensation paid during the year ended September 30, 1999 to our executive officers:

                                       ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
                                 -------------------------------   -------------------------------------------------
                                                                            AWARDS            PAYOUTS
                                                                   ------------------------   -------
                                                                   SECURITIES   RESTRICTED
                                                                     UNDER       SHARES OR
                                                    OTHER ANNUAL    OPTIONS     RESTRICTED     LTIP      ALL OTHER
NAME AND PRINCIPAL POSITION       SALARY    BONUS   COMPENSATION    GRANTED     SHARE UNITS   PAYOUTS   COMPENSATION
---------------------------      --------   -----   ------------   ----------   -----------   -------   ------------
                                   ($)       ($)      ($)             (#)         ($)          ($)        ($)
Daniel R. Milliard.............  $ 33,333      --         --       1,600,000         --           --          --
(Chief Executive Officer and
Director)
Robert G. Wolfe................  $145,831   50,000        --         750,000         --           --          --
(President, Chief Operating
Officer and Director)
Michael A. Aymong..............  $ 55,192      --         --         190,000         --           --          --
(Executive Vice President,
Marketing and Sales)
Marek K. Wieckowski............  $101,917      --         --          85,000         --           --          --
(Executive Vice President,
Network Services)
Robert M. Fabes................  $ 26,250      --         --          15,000         --           --          --
(Senior Vice President, General
Counsel and Corporate
Secretary)
Andrew J. Csinger..............  $101,000      --         --          95,000         --           --          --
(Senior Vice President,
Systems Services)
Steven L. Koles................  $ 47,596      --         --          30,000         --           --          --
(Senior Vice President,
Marketing)
C. William Rainey..............  $ 46,362      --         --          35,000         --           --          --
(Senior Vice President, Sales)
Patricia A. Saltys.............  $ 97,083      --         --          55,000         --           --          --
(Vice President, Finance)

EQUITY INCENTIVE PLAN

     Our board of directors approved our employees' and directors' equity incentive plan effective as of September 1999. The equity incentive plan applies to our (and our affiliates) directors and employees who, in the judgment of our board of directors, will be largely responsible for our future growth and success.

     The equity incentive plan is administered by our board of directors. Options can be exercised for our class A voting shares or our class B non-voting shares. The exercise price for any option granted under the equity incentive plan may not be less than 100% of the weighted average price of our class B non-voting shares on the Toronto Stock Exchange or Nasdaq National Market for the preceding five days of trading. Options are exercisable during a period established at the time of their grant provided that such period will expire no later than 10 years after the date of grant, subject to early termination of the option in the event the holder of the option dies or ceases to be a director or employee. No single participant, together with his or her associates, may be granted options which could result in the cumulative issuance to such persons of options to acquire our shares exceeding 5% of our shares outstanding immediately prior to the grant under the equity incentive plan. The number of our shares reserved for issuance pursuant to options granted to persons beneficially holding, together with their associates, in excess of 10% of our shares must not exceed 10% of our shares outstanding immediately prior to the grant under the equity incentive plan.

     We do not have any plans providing for pension, retirement or similar benefits. The compensation committee of our board has the discretion to approve bonus payments to all employees, including executive officers.

REMUNERATION OF DIRECTORS

     We currently have 9 directors. We agreed in connection with our acquisition of the business of Shaw FiberLink to increase the size of our board to 11. Upon their election, we will have 11 directors on our board. No compensation is paid to directors in their capacity as such. We grant share options to our directors and reimburse them for their out of pocket expenses with respect to attendance at board meetings. We maintain $5,000,000 in directors' and officers' liability insurance.

OPTIONS

     At February 29, 2000 we had 12,568,802 outstanding options or warrants to purchase our class A voting shares and our class B non-voting shares. Our directors and executive officers held at February 29, 2000 the following options to purchase a total of 2,757,716 class A voting shares and a total of 3,050,000 class B non-voting shares:

                                                                                           TOTAL NUMBER
                              NUMBER                         EXERCISE                       OF SHARES
NAME AND PRINCIPAL POSITION   GRANTED      DATE OF GRANT      PRICE       EXPIRY DATE      UNDER OPTION
---------------------------  ---------     -------------     --------     -----------      ------------
James G. Matkin..........       10,000     Nov. 18, 1997      $0.50       Nov. 30, 2000        90,000
Chairman and Director           80,000     Nov. 18, 1997       0.50       Nov. 30, 2000
James M. Mansour.........      150,000(1)  Feb. 16, 1999       1.25       Feb. 16, 2004       650,000
Director and Chair of          300,000     Apr. 23, 1999       1.50       Apr. 23, 2004
Executive Committee            200,000     Sep. 30, 1999       1.88       Sep. 30, 2004
Daniel R. Milliard.......    1,000,000(1)  Sep. 1, 1999        1.88       Sep. 1, 2004      1,600,000
Chief Executive Officer and    500,000(1)  Sep. 1, 1999        3.00       Sep. 1, 2004
Director                       100,000(1)  Sep. 1, 1999        1.88       Mar. 1, 2000
Robert G. Wolfe..........      500,000(1)  Apr. 1, 1999        1.50       Apr. 1, 2004        750,000
President, Chief Operating     250,000(1)  Nov. 11, 1999       3.00       Nov. 11, 2004
Officer and Director
Stephen H. Shoemaker.....      400,000(1)  Dec. 16, 1999       3.00       Dec. 16, 2004       400,000
Executive Vice President
and Chief Financial Officer
Eric A. Demirian.........      400,000     Dec. 16, 1999       3.00       Dec. 16, 2004       400,000
Executive Vice President,
Corporate Development
Michael A. Aymong........       90,000     July 15, 1999       1.50       July 15, 2004       310,000
Executive Vice President,      150,000     Dec. 16, 1999       3.00       Dec. 16, 2004
Sales and Marketing             70,000     Jan. 26, 2000       1.50       Jan. 26, 2005
Robert Watson............      300,000     Feb. 9, 2000        8.00       Feb. 9, 2005        300,000
Executive Vice President
Carrier Services
Marek K. Wieckowski......       13,592     April 23,           1.25       July 1, 2001        248,592
Executive Vice President,       85,000     1998                1.25       Sep. 30, 2003
Network Services               150,000     Mar. 9, 1999        3.00       Dec. 16, 2004
                                           Dec. 16, 1999
Robert M. Fabes..........       15,000     July 15, 1999       1.50       July 15, 2004        85,000
Senior Vice President,          40,000     Dec. 16, 1999       3.00       Dec. 16, 2004
General Counsel and             30,000     Feb. 15, 2000       8.00       Feb. 15, 2005
Corporate Secretary
Andrew J. Csinger........       95,000     Mar. 9, 1999        1.25       Sep. 30, 2003       120,000
Senior Vice President,          25,000     Dec. 16, 1999       3.00       Dec. 16, 2004
Systems Services
Steven L. Koles..........       20,000     July 15, 1999       1.50       July 15, 2004        67,000
Senior Vice President,          25,000     Dec. 16, 1999       3.00       Dec. 16, 2004
Marketing                        7,000     Jan. 26, 2000       1.50       Jan. 26, 2005
                                15,000     Feb. 15, 2000       8.00       Feb. 15, 2005
C. William Rainey........       22,000     July 15, 1999       1.50       July 15, 2004        77,000
Senior Vice President,          40,000     Dec. 16, 1999       3.00       Dec. 16, 2004
Sales                            7,000     Jan. 26, 2000       1.50       Jan. 26, 2005
                                10,000     Feb. 15, 2000       8.00       Feb. 15, 2005

                                                                                           TOTAL NUMBER
                              NUMBER                         EXERCISE                       OF SHARES
NAME AND PRINCIPAL POSITION   GRANTED      DATE OF GRANT      PRICE       EXPIRY DATE      UNDER OPTION
---------------------------  ---------     -------------     --------     -----------      ------------
Malcolm Rodrigues........       61,000     Feb. 9, 2000        8.00       Feb. 9, 2005         61,000
Senior Vice President,
National Operations
Patricia A. Saltys.......       30,000     Oct. 15, 1997       1.00       Oct. 31, 2000       149,124
Vice President, Finance         44,124     Apr. 23, 1998       1.25       July 1, 2001
                                55,000     Mar. 9, 1999        1.25       Sep. 30, 2000
                                20,000     Dec. 16, 1999       3.00       Dec. 16, 2004
Michael D'Avella.........      100,000     Feb. 15, 2000       8.00       Feb. 15, 2005       100,000
Director
George Estey.............      100,000     Feb. 15, 2000       8.00       Feb. 15, 2005       100,000
Director
Ken Kilgour..............      100,000     Feb. 15, 2000       8.00       Feb. 15, 2005       100,000
Director
Robert Gheewalla.........      100,000(1)  Feb. 15, 2000       8.00       Feb. 15, 2005       100,000
Director
Jim Shaw.................      100,000     Feb. 15, 2000       8.00       Feb. 15, 2005       100,000
Director
                                                                                            ---------
                                                                          Total:            5,807,716
                                                                                            =========

---------------

(1) These options entitle the holder to purchase class B non-voting shares.

EMPLOYMENT AGREEMENTS

     We have employment agreements or remuneration arrangements with all of our executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if his or her employment is terminated.

                                   REGULATION

CRTC AND LEGISLATION

     Companies which own or operate transmission facilities in Canada that are used to offer telecommunications services to the public for compensation are classified as "telecommunications common carriers" under the Telecommunications Act (Canada) and, with the exception of SaskTel which operates in the province of Saskatchewan, are subject to the regulatory authority of the CRTC. SaskTel will come under federal jurisdiction as of June 30, 2000.

     The CRTC has the discretionary power to forbear from exercising certain of its regulatory powers over Canadian carriers where it finds that a telecommunications service or class of services is, or will be, subject to competition sufficient to protect the interests of users. Some Canadian carriers, such as the incumbent local exchange carriers, are classified by the CRTC as "dominant" in the provision of certain services because of their market power and control over the supply of local services and certain long distance services. Carriers classified as "non-dominant" by the CRTC are subject to less regulation than dominant carriers and include facilities-based long distance providers, and competitive access providers. The CRTC has forborne from regulating most of the services offered by non-dominant carriers, including, long distance, private line, dedicated access services, wireless services, local switched services. In addition, the CRTC has forborne from regulating certain services offered by the incumbent carriers, most notably, data, long distance, Internet access and interexchange private line services on certain routes. The CRTC also has the power to exempt any class of Canadian carrier from the application of the Telecommunications Act (Canada) if the CRTC is satisfied that such an exemption is consistent with Canadian telecommunications policy objectives. However, it has not, to date, used that power.

     Leave to appeal decisions of the CRTC to the Federal Court of Appeal may be sought within 30 days of the decision. The decision may also be challenged by petition to the Federal Cabinet (within 90 days of the decision). CRTC decisions are also subject to review and variance under the Telecommunications Act (Canada) either on the CRTC's own initiative or by way of an application which must generally be brought within 6 months of the decision, but which may be brought as a new proceeding at any time.

REGULATION OF LOCAL SWITCHED SERVICES

     In 1994, the CRTC determined that restrictions on entry into the market for local switched telecommunications services should be removed and that measures should be implemented to enable competitors to offer local telephone services. The regulatory framework for competition in the local market was established as a result of a series of decisions issued on May 1, 1997. These decisions do not currently apply to SaskTel and NorthwesTel nor do they currently apply to roughly 35 small independent local telephone companies located in Ontario, Quebec and British Columbia.

     The decisions issued on May 1, 1997 effectively opened Canada's local switched services market to competition, ending the historical monopoly of the incumbent local exchange carriers. The decisions established a comprehensive regulatory framework allowing for the introduction of competition in the local switched services market. The following is a summary of those aspects of the decisions and the current regulatory regime which are expected to have a material impact on our business:

  CO-CARRIER STATUS

     The CRTC adopted a principle that competitive local exchange carriers will be considered carriers of equal stature with, and not merely customers of, the incumbent local exchange carriers in the local switched services market. Consistent with this principle, the CRTC adopted a "bill and keep" traffic termination mechanism, whereby all local exchange carriers are required to terminate each others' local traffic originating within the same exchange without specifically compensating each other for the termination function that they perform unless there is a traffic imbalance for a significant period of time. In areas where traffic is at an imbalance, the CRTC has authorized the use of a mutual compensation scheme under which competitive local exchange carriers and incumbent local exchange carriers charge each other for the traffic termination functions that they perform.

     The CRTC determined that the incumbent local exchange carriers and competitive local exchange carriers must each identify a point of interconnection within the incumbent local exchange carrier local exchanges where they provide service to permit the interconnection of their respective networks and that incumbent local exchange carriers and competitive local exchange carriers should share the cost of interconnection equally (or under mutually agreed terms).

  UNBUNDLING OF INCUMBENT LOCAL EXCHANGE CARRIER FACILITIES

     The CRTC has directed the incumbent local exchange carriers to "unbundle" or make available to competitive local exchange carriers the network elements that competitive local exchange carriers require in order to allow them to provide their own local services. These network elements include facilities that the CRTC deemed essential, as well as certain other facilities that are not essential but which were determined by the CRTC to be necessary to facilitate competition in the market for local switched services in the short term. The CRTC directed the incumbent local exchange carriers to price all services subject to the mandatory unbundling requirement at their long run incremental cost ("phase II costs") plus a 25% mark-up. The incumbent local exchange carrier essential facilities that are subject to the mandatory unbundling rule include central office codes, subscriber listings and local loops (the wire facilities which run from the incumbent local exchange carriers' central offices to the customer premises) in certain small urban and high cost rural areas. All urban local loops, other than those deemed essential, and transiting services were deemed not essential by the CRTC but were nonetheless required to be unbundled and made available to competitive local exchange carriers for five years. Although the incumbent local exchange carriers are currently required to provide these non-essential facilities on an unbundled basis at the price of phase II costs plus a 25% mark-up, this obligation will be discontinued after the expiry of the initial five year period. The incumbent local exchange carriers would, nevertheless, be required to provide those facilities which are essential, beyond the five year period.

     The mandatory unbundling of incumbent local exchange carrier facilities allows us to lease incumbent local exchange carrier local loops to provide services to customers that are not directly on our networks. With respect to the lease of non-essential loops after the expiry of the five-year period, we will have to (i) reach an agreement with the relevant incumbent local exchange carriers to continue leasing these local loops (which may be on less favorable terms than the CRTC-mandated prices), (ii) build, lease or acquire our own facilities in those markets where we do not already have our own facilities, or
(iii) develop other alternatives to reach our customers.

  SAFEGUARDS AGAINST INCUMBENT LOCAL EXCHANGE CARRIER ANTI-COMPETITIVE PRICING

     In order to prevent anti-competitive pricing by the incumbent local exchange carriers, the CRTC imposed a floor price test that effectively requires the incumbent local exchange carriers to charge prices for their retail services sufficient to recover their costs which, with respect to essential facilities, must be at least equal to the amount charged to the competitive local exchange carriers (the long run incremental cost of providing the facility plus a 25% markup) and, with respect to non-essential services, must be at least equal to phase II costs. The incumbent local exchange carriers will be required to meet the floor price test in all applications for new local business services (other than for market trials and promotions) and applications proposing explicit or implicit price decreases. The CRTC's floor price test is an important safeguard for us against anti-competitive pricing by the incumbent local exchange carriers. However, since incumbent local exchange carriers need not include in their own floor prices the mandated 25% markup that they charge to competitive local exchange carriers for non-essential local services, incumbent local exchange carriers will be able to compete against competitive local exchange carriers that utilize such non-essential services solely on the basis of price. One competitive local exchange carrier has applied to the CRTC requesting that the incumbent local exchange carriers be directed to include the tariffed rates for non-essential loops in the costs which they submit in connection with the floor price test.

  RESALE

     The incumbent local exchange carriers are required to make their tariffed local switched services (both business and residential) available for resale, but not at a mandated discount as had been proposed to the CRTC by some potential new entrants. The CRTC's denial of mandated discounts does not affect current incumbent local exchange carrier business services offered at volume and contract term discounts, such as Centrex services. However, the absence of mandated discounts pursuant to the CRTC decisions has limited the number of non-facilities-based entrants, such as resellers, into the local switched services market.

  CONTRIBUTION

     In Canada, local residential telephone services are subsidized. This subsidy comes from "contribution" payments that are made by certain telecommunications service providers. The current contribution regime was originally established by the CRTC in 1992 as a means of ensuring that rates for local residential telephone service remain affordable. Under the regime, providers of certain types of voice and data services (principally long distance carriers) are required to make contribution payments on each minute of traffic that originates or terminates on the local switched telephone network or on cross-border or overseas access circuits. Contribution payments are collected by local exchange carriers from long distance service providers and are remitted to an independent administrator who in turn apportions them among local exchange carriers that serve residential customers that are located in areas that are designated for the subsidy. The subsidy is payable on a per Network Access Service basis and varies in amount depending on the location of the customer. We will not receive any of these subsidies if we do not provide telephone service to residential customers.

     Contribution charges are regulated by the CRTC and are currently set at separate per minute rates for peak and off-peak traffic. The CRTC has also established separate contribution rates for each incumbent local exchange carrier territory and has frozen the rates for a four year period ending on December 31, 2001. The CRTC recently turned down a request by competitors in the long distance industry to remove the rate freeze on contribution that is currently in effect.

     On March 1, 1999, the CRTC initiated a proceeding to consider possible reforms to the current contribution mechanism. In the public notice that initiated the proceeding, the CRTC invited interested parties to submit proposals on other mechanisms which could be used to collect contribution. Some parties to this proceeding have advocated an approach to the collection of contribution which is based on a percentage of a telecommunications service provider's revenues (regardless of the types of services offered by the service provider). At the present time, several of the services that we offer, such as local telephone service and Internet access services, do not attract the obligation to pay contribution. However, given that the current contribution regime is under review by the CRTC, there can be no assurance that we will not be required in the future to pay a greater amount of contribution than what we currently pay.

  REGULATION OF COMPETITIVE LOCAL EXCHANGE CARRIERS

     Although the CRTC has determined that competitive local exchange carriers are non-dominant carriers that should not be subject to the same degree of regulation as the incumbent local exchange carriers, the CRTC requires competitive local exchange carriers to assume certain obligations. For example, competitive local exchange carriers must file, for CRTC approval, interconnection agreements and tariffs for services that they provide to other carriers. Competitive local exchange carriers must also provide interconnection to all other local exchange carriers within the same exchange, interconnection to wireless service providers and equal access interconnection to long distance providers that offer services in the same territory served by the competitive local exchange carrier on terms and conditions no less favorable than those contained in the incumbent local exchange carriers' tariffs, unless the competitive local exchange carrier can justify a departure from the incumbent local exchange carriers' tariffs. Competitive local exchange carriers are also required, among other things, to provide for reciprocal local exchange carrier-to-local exchange carrier interconnection; to implement local number portability ("LNP"); to provide emergency (911) service and message relay service and to satisfy various other existing and future regulatory requirements designed to protect customer privacy, such as providing consumers, upon request, with information regarding their services, prices and local calling area boundaries. Both wireline and wireless service providers may become competitive local exchange carriers as long as they accept the obligations imposed on competitive local exchange carriers by the CRTC.

     We believe we have an advantage over the incumbent local exchange carriers in terms of pricing flexibility, offering of services and responsiveness to customer needs since the incumbent local exchange carriers, unlike us, must file and obtain regulatory approval for the rates, terms and conditions of the local services they intend to offer and are subject to price cap regulation of their local services. However, like the incumbent local exchange carriers, competitive local exchange carriers are subject to the prohibitions set forth in the Telecommunications Act (Canada) against unjust discrimination and the granting of undue preferences to end users and to other carriers. In addition, and to the extent that they are not regulated under the Telecommunications Act (Canada), they are subject to anti-trust legislation such as the Competition Act (Canada).

  LOCAL NUMBER PORTABILITY

     Local number portability enables customers to retain their local telephone number when they change local exchange carriers. The CRTC requires all local exchange carriers to provide local number portability and has determined that all local exchange carriers should bear their own costs of implementing local number portability. Local number portability was considered to be an important requirement by new entrants due to the reluctance of customers to change local exchange carriers if it meant changing their telephone number. Local number portability has been rolled out in most major urban centres in Canada, including Vancouver, Montreal, Toronto, Calgary, Edmonton, and Ottawa/ Hull in accordance with a schedule for implementation established by the CRTC in a 1998 decision. If no competitive local exchange carrier has initiated interconnection with an incumbent local exchange carrier in a given exchange by the scheduled roll-out date or if there is no scheduled roll-out date for the exchange in question, the industry has agreed to a request-driven roll-out schedule for local number portability. In these circumstances, local number portability must be implemented between 30 and 180 days following a request for local number portability, depending on the nature of the underlying switch configuration.

  CO-LOCATION

     On June 16, 1997, the CRTC rendered a decision relating to incumbent local exchange carrier central office co-location arrangements. In its decision, the CRTC mandated the provision by incumbent local exchange carriers of both physical and virtual co-location arrangements, available at the competitive local exchange carrier's option, under CRTC-approved tariffs and standard-form central office licence agreements. Under a virtual co-location arrangement, competitive local exchange carriers and incumbent local exchange carrier traffic is exchanged at a designated point outside the central office, and additional dedicated facilities located in the central office are provided by the incumbent local exchange carrier to complete the competitive local exchange carrier's transmission system. Co-location arrangements are important to us because they allow us to interconnect our transmission systems with those of the incumbent local exchange carriers using the most efficient and cost-effective network structure possible. They also allow us to gain immediate access to incumbent local exchange carrier unbundled loops for our off-net customers. Under certain circumstances, competitive local exchange carriers are also permitted to enter into cross-connection arrangements with other co-located competitive local exchange carriers within a central office which allows for increased network efficiency.

     The CRTC also determined in its co-location decision that mandated co-location is available only to facilities-based carriers interconnecting with incumbent local exchange carriers under the terms of either an agreement or tariff. We believe that the requirement limiting co-location to facilities-based carriers creates an opportunity for competitive local exchange carriers to resell their transmission capacity for connection at central offices to other telecommunications service providers, including resellers and Internet providers, which do not have access to mandated co-location arrangements.

     The CRTC also set rates in the decision for a variety of monthly co-location services, including central office floor space and entrance conduit space charges, as well as for certain non-recurring charges. For some of these charges, such as service order and application charges the incumbent local exchange carriers were directed to charge the long run incremental cost of providing the service plus a 25% mark-up. For many other charges, however, the CRTC directed the incumbent local exchange carriers to base their charges upon costs incurred with no mark-ups, (e.g., for construction, site preparation and project management services).

     A six-month maximum time limit was imposed on the incumbent local exchange carriers between the date of the competitive local exchange carrier's acceptance of the initial report for physical co-location and the availability of the service, and a corresponding three-month maximum time limit to obtain virtual co-location.

  PRICE CAP REGULATION

     The CRTC has adopted a form of rate regulation for the incumbent local exchange carriers which brings most of their local services under a price cap regime. The price cap mechanism adopted by the CRTC segregates the incumbent local exchange carriers' services into sub-baskets of related services and imposes an overall constraint on price increases for all services subject to the price caps as well as certain specific price constraints for services within each of three sub-baskets. The price of local services under the price cap regime are subject to an overall price cap that limits price increases to an annual percentage linked to the rate of inflation, subject to certain adjustments (including a 4.5% productivity offset). Within the three sub-baskets of local services prescribed by the CRTC (i.e., basic residential local service, single and multi-line business local services and other capped services), the aggregate price levels for the basic residential local service and other capped services sub-baskets will be limited to annual increases equal to the inflation rate. A maximum increase of 10% in any year will apply to individual rates for residential and single-line business services in smaller exchanges.

     The CRTC decided to exclude certain of the incumbent local exchange carriers' local services such as optional local services, including calling features such as voice mail and call waiting, from the price cap regime. In addition, the CRTC regulates the rates of certain local "competitor services" outside the price cap regime. These services are provided by the incumbent local exchange carriers to their competitors, such as competitive local exchange carriers, in order to allow their competitors to provide local and long distance services. Examples of services included in this category are equal access services provided to long distance service providers, unbundled local loops, and network access services provided to wireless carriers. These services are subject to detailed rate regulation and the prices are set at long run incremental cost plus a 25% markup.

     Despite the price constraints contained in the CRTC's price cap regime, the incumbent local exchange carriers still have the ability under price cap regulation to increase prices for local services for which there is little competition (such as residential and single line business local services) and use the excess profits generated from these activities to subsidize price reductions in competitive services (such as business and government local services) that are included in the same basket of services.

     Price cap regulation for the incumbent local exchange carriers will be in force until December 31, 2001 and will be reviewed by the CRTC before the end of this period. The CRTC's review may result in the extension of price cap regulation or the elimination of rate regulation for some or all of the incumbent local exchange carriers' local services.

REGULATION OF LONG DISTANCE SERVICES

     We will offer long distance telecommunications services as part of our bundled telecommunications services. Long distance competition has been in place in Canada since 1990 for long distance resellers and since 1992 for facilities-based carriers. Since 1994, the incumbent local exchange carriers have been required to provide "equal access" to long distance carriers and resellers which eliminated the need for customers of competitive long distance providers to dial additional digits when placing long distance calls.

     As described above, competitive long distance service providers, including resellers, must make contribution payments to local exchange carriers to reflect the subsidy that long distance services have traditionally contributed to the provision of local residential telephone service. As a long distance provider of voice and data services, we will make contribution payments in respect of long distance voice and data services which originate or terminate on the public switched telephone network. The CRTC is currently in the process of reviewing the appropriateness of its overall contribution collection mechanism in a proceeding initiated on March 1, 1999.

     Under the CRTC's 1992 long distance competition decision, competitive long distance providers were required to assume approximately 30% of the cost required to modify the incumbent local exchange carriers' networks to accommodate interconnection with long distance competitors. These initial modification charges are spread over a period of 10 years and are payable on the basis of a specified charge per minute. Competitive long distance providers are also required to pay local exchange carriers charges for other services which they use, including switching and aggregation, primary interexchange carrier information processing (which implements a subscriber's choice of long distance carrier), operator services and certain billing and collection services.

     The CRTC has refrained from regulating (including tariff approval and rate setting provisions) most long distance services and interexchange private line services provided by the incumbent local exchange carriers and all such services offered by their competitors, apart from access to their respective networks. The incumbent local exchange carriers' basic (undiscounted) long distance rates remain subject to rate regulation as well as their rates in areas that do not yet have equal access. The incumbent local exchange carriers also remain subject to rate regulation on private line services on inter-city routes which are not yet subject to facilities-based competition. The lack of regulation of the incumbent local exchange carriers' long distance services, including the absence of a floor price test, has provided the incumbent local exchange carriers with pricing flexibility and has increased their ability to compete with us on the basis of price.

UNBUNDLED RATES TO PROVIDE EQUAL ACCESS

     In April 1997, the CRTC issued a decision which unbundles the rates that long distance providers pay to the incumbent local exchange carriers for various "equal access" or local switching and traffic aggregation services. Under the decision, long distance providers are required to pay the incumbent local exchange carriers a separate rate of $0.007 per minute for local end office connection and an additional rate of approximately $0.004 to $0.007 per minute for connection at the toll switch; also referred to as "access tandem connection." competitive local exchange carriers also charge these rates to long distance providers for traffic originating and terminating on their local networks.

     The CRTC's equal access decision is important to us for two reasons. First, it establishes the prices which we will be required to pay to the incumbent local exchange carriers for origination or termination of long distance traffic at either the access tandem or local end office. Second, since we compete with the incumbent local exchange carriers in providing switched access to long distance services, we price our services to compete with the incumbent local exchange carriers' tariffed rates.

     In May 1999, in a decision relating to the regulatory framework relating to the Internet, referred to as the "New Media" decision, the CRTC acknowledged the proposal of one party to the proceeding that a comprehensive review of interconnection and unbundling arrangements was necessary, and indicated that it would shortly initiate such a proceeding. In addition, both a long distance competitor and certain incumbent local exchange carriers have independently applied to the CRTC to reduce these charges. Any of these initiatives may result in a change to the unbundled rates to provide equal access.

ACCESS

     Access to both private and public property is important to our business in order for us to be able to reach our customers in multiple unit dwellings and construct, maintain and operate our network. With respect to access to multiple unit dwellings, the CRTC, which does not have direct jurisdiction over building owners, has recognized the importance of customer choice of service providers and has expressed the view that an exclusive arrangement between a service provider and a landlord of a multiple unit dwelling will generally violate the Telecommunications Act (Canada).

     In December 1999, the CRTC initiated a proceeding to examine the terms and conditions the city of Vancouver may impose for access to public lands in order to construct, maintain and operate telecommunications facilities. The outcome of this proceeding may permit other service providers to obtain such access on terms more favorable than those in our agreement with the city of Vancouver, or may permit us to renegotiate our agreement with the city of Vancouver to the extent that our agreement contains less favourable terms than those approved by the CRTC.

REGULATION OF WIRELESS SERVICES

     Use of radio spectrum to provide wireless telecommunications services is subject to licensing by Industry Canada under the Radiocommunication Act (Canada). Under this legislation, Industry Canada is authorized to issue radio licences, to plan the allocation and use of the radio spectrum and to perform other duties to ensure the orderly development and efficient operation of radiocommunication in Canada. With respect to spectrum licensing, Industry Canada has the authority to revoke a licence for non-compliance with terms and conditions or failure to pay associated spectrum licence fees. However, revocation is rare and licences are usually renewed year to year upon payment of the applicable fee. Industry Canada levies licence fees on wireless telecommunications service providers, and generally not on subscribers for the services offered by such providers.

     Industry Canada has issued spectrum licences to us in the 38 GHz frequency range which allow us to operate point-to-point radio systems in Vancouver, Calgary, Toronto, Ottawa and Montreal. To obtain licences, applicants operating as radiocommunication carriers must comply with foreign ownership restrictions under the Radiocommunication Act.

FOREIGN OWNERSHIP RESTRICTIONS

     Group Telecom, and our operating subsidiary GT Group Telecom Services Corp., which is a telecommunications common carrier for regulatory purposes, are required by the Canadian Telecommunications Act and the Radiocommunication Act, and the regulations made under both statutes, to be Canadian-owned and controlled corporations incorporated or continued under the laws of Canada or a province of Canada. Our operating subsidiary is deemed to be Canadian-owned and controlled if: (i) not less than 80% of the members of its board of directors are Canadians; (ii) Canadians beneficially own and control not less than 80% of its issued and outstanding voting shares; and (iii) it is not otherwise controlled in fact by persons that are not Canadians. GT Group Telecom Services Corp. is a Canadian carrier wholly owned and controlled by us and not less than

80% of its board of directors are individual Canadians. We will ensure that not less than 80% of the members of the board of directors of our subsidiary will continue to be composed of Canadians.

     We intend that our operating subsidiary will remain controlled by us, and be our wholly-owned subsidiary. Therefore, all of the outstanding voting shares of the subsidiary are now, and it is intended that the subsidiary will remain, owned by a company controlled by Canadians. A "Canadian" for the purposes of these requirements includes a Canadian citizen who is ordinarily resident in Canada, a permanent resident of Canada and, among other types of entities, corporations in which Canadians beneficially own and control in the aggregate not less than 66 2/3% of the issued and outstanding voting shares and which are not otherwise controlled in fact by non-Canadians. A "voting share" for purposes of these requirements means a share of any class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes: (i) a security that is convertible into such a share at the time that a calculation of the percentage of shares owned and controlled by Canadians is made; and (ii) an option or right to acquire the share or security referred to in clause (i) that is exercisable at the time that the calculation referred to in that clause is made.

     Also, regulations made under the Telecommunications Act and the Radiocommunication Act provide that, in order for a company which holds shares in a carrier to be considered Canadian, not less than 66 2/3% of the issued and outstanding voting shares of that company must be owned by Canadians and the company must not otherwise be controlled in fact by non-Canadians. This means that not less than 66 2/3% of the issued and outstanding voting shares of GT Group Telecom Inc. must be owned by Canadians and that GT Group Telecom Inc. must not otherwise be controlled in fact by non-Canadians.

     Our class A voting shares are "voting shares" for these purposes and more than 66 2/3% of the class A voting shares are held by Canadians as at the date of this prospectus and will be so held upon completion of this offering and the simultaneous conversion of our series A and series B first preference shares. Our class B non-voting shares are not "voting shares" for these purposes.

     The term "control in fact" is not defined in the relevant legislation and raises various complex questions of interpretation. A number of factors have been considered relevant to the determination of whether a regulated entity is not controlled in fact by non-Canadians, including the election and composition of the board of directors, the industry specific experience of the non-Canadian shareholders, the ability to appoint senior management, the power to determine policies, operations and strategic decision-making and the percentage of equity interest (whether voting or non-voting) held by non-Canadians.

     We have designed our capital structure to ensure compliance with the Canadian ownership requirements. Our articles of incorporation provide that certain non-voting shares may not be converted into voting shares if the exercise of such conversion rights would cause us to be in violation of any Canadian law applicable to the ownership interests in, or the exercise of control over, a corporation that is providing telecommunication services in Canada. In addition, the regulations under the Telecommunications Act (Canada) provide us with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares. In particular, we may, to the extent applicable:

     (i)   refuse to accept any subscription for any voting shares;

     (ii)  refuse to allow any transfer of voting shares to be recorded;

     (iii) suspend the rights of a holder of voting shares to vote at a meeting of shareholders; and

     (iv)  sell, repurchase or redeem any voting shares.

     Although we believe that we have at all times been in compliance with the relevant legislation, there can be no assurance that a future CRTC or Industry Canada determination or events beyond our control will not result in us ceasing to comply with the relevant legislation. Should this occur, the ability of our wholly owned subsidiary to operate as a Canadian carrier under the Telecommunications Act (Canada) or to renew or secure licences under the Radiocommunication Act (Canada) could be jeopardized and our business could be materially adversely affected. If we become subject to proceedings before the CRTC or Industry Canada with respect to compliance with the relevant legislation, we could be materially adversely affected, even if we were ultimately successful in such a proceeding.

                           RELATED PARTY TRANSACTIONS

AGREEMENTS WITH OUR SHAREHOLDERS

     Affiliates of Goldman Sachs and CIBC Capital Partners participated in our series A first preference share offering in May 1999 and received options to purchase additional series A first preference shares at a price of $1.875 per share. See "Description of Share Capital". These options were exercised in full in August 1999. Robert Gheewalla, one of our directors, is a vice president in the Principal Investment Area at Goldman Sachs. Kenneth Kilgour, another of our directors, is managing director and head of CIBC Capital Partners. In connection with this transaction, on May 7, 1999, we entered into a shareholders' agreement with shareholders, including all of our series A first preference shareholders. On February 16, 2000, in connection with our acquisition of the business of Shaw FiberLink, we amended and restated this agreement to include Shaw Communications as a party. For a detailed description of this agreement, see "Description of Share Capital" beginning on page 77. Eleven of our current directors and executive officers are signatories to the agreement.

                             PRINCIPAL SHAREHOLDERS

     We are not directly or indirectly owned or controlled by another corporation or any foreign government. Certain institutional investors that hold our series A first preference shares hold voting rights specified under such shares and a shareholders' agreement with us. See "Related Party Transactions" on page 75 and "Description of Share Capital" beginning on page 77 for a description of these rights. In addition, upon completion of our acquisition of the business of Shaw FiberLink, Shaw Communications was issued series B first preference shares, became a party to the shareholders' agreement and has similar voting and other rights. As of December 31, 1999 our directors and officers as a group owned 2,403,521 of our class A voting shares which represented 12.9% of our then outstanding class A voting shares. At the date of this prospectus no person beneficially owned 10% or more of our issued and outstanding class A voting shares. However, upon completion of this offering and the simultaneous conversion of our series A and series B first preference shares, the following persons will beneficially own 10% or more of our issued and outstanding class A voting shares:

                                                                                PERCENTAGE OF
                                                                NUMBER OF        OUTSTANDING
NAME                                                          CLASS A SHARES    CLASS A SHARES
----                                                          --------------    --------------
Shaw Communications Inc.....................................   29,096,097            36.7
Goldman, Sachs & Co.(1).....................................   19,000,000            24.0

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(1) Upon completion of this offering, Goldman, Sachs & Co. will also own 11,000,002 class B non-voting shares, representing approximately 33.0% of the class B non-voting shares issued and outstanding after this offering. No other shareholder beneficially owns more than 10% or more of the issued and outstanding class B non-voting shares upon completion of this offering.

                          DESCRIPTION OF SHARE CAPITAL

     Our authorized share capital consists of an unlimited number of class A voting shares, class B non-voting shares, first preference shares issuable in series and second preference shares issuable in series. Provisions as to the modification, amendment or variation of the rights or provisions of these classes of shares are contained in the share terms and in the Canada Business Corporations Act, or the CBCA, and its regulations, our governing statute. On September 23, 1998, our share capital was changed so that our then existing common shares were renamed class A voting shares and our class B non-voting shares were created. These shares were renamed to help us comply with Canadian regulatory restrictions on non-Canadian ownership and control of Canadian facilities-based telecommunications carriers. At a special meeting held on February 18, 1997, our shareholders approved a two-for-one stock split for all common shares then issued and outstanding.

CLASS A VOTING SHARES AND CLASS B NON-VOTING SHARES

     Holders of class A voting shares are entitled to vote at all meetings of our shareholders, other than meetings of other classes of shares where holders of such shares are entitled to vote separately as a class. Holders of class B non-voting shares are not entitled to vote on any matters except as specifically required by law.

     Upon liquidation or dissolution, the holders of class A voting shares and class B non-voting shares are entitled to share the remaining property equally pro rata, subject to the rights of the holders of our preference shares.

     Class A voting shares and class B non-voting shares may be paid dividends subject to the provisions of any other class of shares.

     The holders of class B non-voting shares benefit from take-over bid "coat-tail" provisions, entitling them to convert class B non-voting shares into class A voting shares in certain circumstances in which an offer is made for the purchase of class A voting shares.

     A non-Canadian holder of class A voting shares may be restricted in its ability to exercise voting rights attached to such shares as a result of regulatory restrictions applicable to Canadian telecommunications carriers. All class B non-voting shares will be converted into class A voting shares if all of the restrictions on the ownership of our voting shares, and the control in fact, or any of our affiliates by non-Canadians under applicable Canadian law are eliminated and our non-Canadian ownership of and control is not otherwise limited by law.

     Except as described above, the class A voting shares and the class B non-voting shares have the same rights, are equal in all respects and are treated by us as if they were shares of one class only.

FIRST PREFERENCE SHARES

     The first preference shares may be issued at any time or from time to time in one or more series as may be determined by our board of directors. They are authorized to fix before issue the number, consideration per share and designation of such shares, and subject to the special rights and restrictions attached to all first preference shares, the rights and restrictions attaching to the first preference shares of each series including voting rights. The first preference shares of each series rank equally with the first preference shares of each other series with respect to the payment of dividends and the return of capital on our liquidation, dissolution or winding up. The first preference shares are entitled to preference over the second preference shares, the class A voting shares and class B non-voting shares and any other shares ranking junior to the first preference shares with respect to payments of dividends and the return of capital. The rights and restrictions attaching to the first preference shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of first preference shares to be called and held for that purpose.

  SERIES A

     On May 7, 1999, the series A first preference shares were created after being approved by our directors. In addition to the rights, restrictions and privileges of the first preference shares described above, the series A first preference shares:

     -  were initially issued at a per share price of $1.50;

     - have a liquidation value equal to the price paid for the share plus a compound annual rate of return of 10%;

     - are convertible into either class A voting shares or class B non-voting shares, depending on foreign ownership restrictions then in place, at the option of the holder and automatically upon an initial public offering of such shares, initially on a one-for-one basis to May 7, 2000, with a compound annual increase of 10%, subject to adjustment;

     - have anti-dilutive provisions protecting their conversion into class A voting shares or class B non-voting shares; and

     - have voting rights equal only to the voting rights of the class(s) of shares into which they could be converted at the time a vote is required.

  SERIES B

     Upon completion of our acquisition of the business of Shaw FiberLink, we issued to Shaw Communications series B first preference shares, representing 27.1% of our equity. The series B first preference shares have the same rights, restrictions and privileges as the series A first preference shares.

  SHAREHOLDERS AGREEMENT

     On February 16, 2000, shareholders holding approximately 88.0% of our fully diluted equity, including all of the series A first preference shareholders and Shaw Communications, as the holder of our series B first preference shares, entered into a shareholders agreement which provides that:

     -  our board will consist of 11 directors;

     - each of Shaw Communications and Goldman Sachs will be entitled to designate three directors and CIBC World Markets will be entitled to designate one director; and

     - each of Shaw Communications and Goldman Sachs will have a right to consent to:

       (1) specified major transactions by us, including acquisitions and investments in excess of $300 million and mergers or business combinations, for a period of 18 months from February 16, 2000. If Shaw Communications or Goldman Sachs withholds its consent in respect of a major transaction, the other party may force it to either sell its shares to the other party or buy the other party's shares; and

       (2) our annual operating budget, for a period of 24 months from February 16, 2000.

  REGISTRATION RIGHTS AGREEMENT

     On February 16, 2000, the initial purchasers of our series A first preference shares and Shaw Communications, as the holder of our series B first preference shares, entered into a registration rights agreement with us. This agreement:

     - provides certain of the shareholders with the ability to require us to register their shares with the securities regulatory authority in the jurisdiction in which we made our public offering after we have made a public offering of our shares;

     - provides the shareholders with the ability to have their shares included with any registration statement to be filed by us with a securities regulatory authority; and

     - provides for the circumstances in which these rights may be exercised and the restrictions on such rights, including the number of times such requests may be made, our ability to refuse such rights, the number of shares to be registered and the payment of expenses.

SECOND PREFERENCE SHARES

     The second preference shares are identical in all respects to the first preference shares except that they are subordinate in all respects to the first preference shares and any other shares which may rank senior to the second preference shares.

RESTRICTIONS ON NON-CANADIAN OWNERSHIP AND CONTROL

     Our articles of incorporation provide that we may, in connection with the issue or transfer of ownership of voting shares in our capital, take any action or refuse to take any action, as the case may be, to the extent necessary to ensure that each of our subsidiaries is and continues to be eligible to operate as a telecommunications common carrier under the Telecommunications Act.

     We have designed our capital structure to accommodate compliance with the Canadian ownership requirements. Our articles of incorporation provide that certain non-voting shares may not be converted into voting shares if the exercise of such conversion rights would cause us to be in violation of any Canadian law applicable to the ownership interests in, or the exercise of control over, a corporation that is providing telecommunication services in Canada. In addition, the regulations under the Telecommunications Act provide us with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares, notwithstanding any provision of our articles or by-laws. In particular, but without limitation, we may, to the extent applicable:

     -  refuse to accept any subscription for any voting shares;

     - refuse to allow any transfer of voting shares to be recorded in our share register;

     - suspend the rights of a holder of voting shares to vote at a meeting of shareholders; and

     -  sell, repurchase or redeem any of our voting shares.

     Although we believe that we have been at all times in compliance with the relevant legislation, and that we will remain in compliance if this offering is consummated, there can be no assurance that a future CRTC or Industry Canada determination or events beyond our control will not result in us ceasing to comply with the relevant legislation. Should this occur, our ability and the ability of Shaw FiberLink to operate as Canadian carriers under the Telecommunications Act or to renew or secure licenses under the Radiocommunication Act could be jeopardized and our business could be materially adversely affected. If we become subject to proceedings before or against the CRTC or Industry Canada with respect to our compliance with the relevant legislation, we could be materially adversely affected, even if we were ultimately successful in such a proceeding.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, and conversion of the series A first preference shares, a total of 33,398,571 of our class B non-voting shares will be outstanding, assuming no exercise of the underwriters' over-allotment option or of any other outstanding options. The sale of substantial numbers of class B non-voting shares in the public market, or the possibility of such a sale, could adversely affect prevailing market prices for our class B non-voting shares.

     All of the class B non-voting shares sold in the offering will be freely tradable without restriction under the U.S. Securities Act, except by "affiliates" as defined in Rule 144 under the U.S. Securities Act, or "control persons" under applicable Canadian securities laws.

     Class B non-voting shares previously issued by us are "restricted securities" as that term is defined in Rule 144 under the U.S. Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the U.S. Securities Act. Class B non-voting shares previously issued by us are also subject to a hold period under applicable Canadian securities laws. These U.S. and Canadian resale restrictions are summarized below.

     All of our directors, officers, and senior management, Shaw Communications, and our series A first preference shareholders will have entered into lock-up agreements pursuant to which they will agree not to dispose of or hedge any of their class B non-voting shares or securities convertible into or exchangeable for our class B non-voting shares for 180 days following the date of the prospectus without the consent of Goldman Sachs or Salomon Smith Barney on behalf of the underwriters. See "Underwriting."

U.S. RESALE RESTRICTIONS

     In general, under Rule 144, as in effect on the date of this prospectus, any person, including any of our affiliates, who has beneficially owned class B non-voting shares for at least one year will be entitled to sell, in any three-month period, a number of shares that, together with sales of any class B non-voting shares with which such person's sales must be aggregated, does not exceed the greater of:

     -  1% of the then outstanding class B non-voting shares; and

     - the average weekly trading volume of the class B non-voting shares on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which such sale is made.

     Sales of restricted securities pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. Persons who are our affiliates must also comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell class B non-voting shares in the public market which are not restricted securities.

     Our employees, directors, officers, consultants or advisers may rely on Rule 701 to resell class B non-voting shares issued to them, pursuant to written compensatory benefit plans or written contracts relating to their compensation. Rule 701 also will apply to shares acquired upon exercise of options granted before the date of this prospectus, including exercises after the date of this prospectus. Class B non-voting shares issued in reliance on Rule 701 are restricted securities and, subject to the

180-day lock-up agreements described above, may be sold beginning 90 days after the date of this prospectus:

     - by persons other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

     - by persons deemed to be our affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

     Holders of our series A first preference shares, convertible into either our class A voting shares or our class B non-voting shares, will be entitled to require us to register their shares under the U.S. Securities Act, subject to the lock-up agreements. See "Description of Share Capital -- Registration Rights Agreement."

CANADIAN RESALE RESTRICTIONS

     Any class B non-voting shares previously issued by us and not qualified by this prospectus will be subject to a hold period under applicable Canadian securities laws. A holder of previously issued class B non-voting shares will be prohibited from trading such shares in Canada for one year from the date on which we become a reporting issuer under applicable Canadian securities laws, except pursuant to a prospectus filed under such laws or pursuant to an exemption from the prospectus requirements of such laws. We will become a reporting issuer in a province or territory of Canada when a final Canadian prospectus is filed and cleared by the securities regulatory authority in such province or territory. If the class B non-voting shares are not listed for trading on a stock exchange in Canada, the applicable statutory hold period in certain Canadian jurisdictions will be 18 months from the date on which we become a reporting issuer in such jurisdiction.

     If the class B non-voting shares are listed for trading on a stock exchange in Canada, the class B non-voting shares which are subject to the statutory hold period will also be listed on such stock exchange. However, the certificates representing shares subject to a hold period will be affixed with a legend stating that such shares will not be accepted for settlement of transactions on the Canadian stock exchange. Following the expiry of the applicable hold period, holders of such class B non-voting shares may obtain certificates with no such restrictive legend from the transfer agent of the class B non-voting shares.

                                    TAXATION

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes certain United States federal income tax considerations with respect to the ownership of class B non-voting shares by U.S. Holders (as defined below). Except where noted, this summary deals only with U.S. Holders that hold class B non-voting shares as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, life insurance companies, traders who elect to mark-to-market their securities, persons holding class B non-voting shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle or persons whose "functional currency" is not the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF CLASS B NON-VOTING SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     As used herein, a "U.S. Holder" of a class B non-voting share means a holder that is:

     -    a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701 (a)(30) of the Code.

  PAYMENT OF DIVIDENDS

     The gross amount of dividends paid to a U.S. Holder of class B non-voting shares (including amounts withheld to pay Canadian withholding taxes) will be treated as dividend income to such U.S. Holder, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in the gross income of a U.S. Holder as ordinary income on the day received by the U.S. Holder. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

     The amount of any dividend paid in Canadian dollars will equal the United States dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received as a dividend are not converted into United States dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as United States source ordinary income or loss.

     The maximum rate of Canadian withholding tax on dividends paid to a U.S. Holder entitled to the benefits of the Canada-United States Income Tax Convention is 15%. A U.S. Holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the class B non-voting shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the class B non-voting shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and a U.S. Holder would not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

  SALE, EXCHANGE OR REDEMPTION OF CLASS B NON-VOTING SHARES

     A U.S. Holder will generally recognize taxable gain or loss on the disposition of a class B share in an amount equal to the difference between the amount realized for the class B share and the U.S. Holder's basis in the class B share. Such gain or loss will be capital gain or loss, and such gain or loss will be long-term capital gain or loss if the class B share has been held for more than one year. Certain non-corporate taxpayers, including individuals, are eligible for reduced rates of taxation on net long-term capital gains. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss.

  PASSIVE FOREIGN INVESTMENT COMPANY RULES

     In general, a foreign corporation is a passive foreign investment company (a "PFIC") for any taxable year in which (1) 75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties, or
(2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. We believe that we will not satisfy either of the PFIC tests in the current or subsequent taxable years. However, because the PFIC determination is made annually on the basis of our income and assets, including goodwill and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

     If we were a PFIC in any taxable year and a U.S. Holder held class B non-voting shares, such holder generally would be subject to special rules with respect to "excess distributions" made by us on the class B non-voting shares and with respect to gain from the disposition of class B non-voting shares. An "excess distribution" generally is defined as the excess of the distributions with respect to the class B non-voting shares in any taxable year over 125% of the average annual distributions a U.S. Holder has received from us during the shorter of the three preceding years, or such holder's holding period for the class shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the class B non-voting shares ratably over its holding period for the class B non-voting shares. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, effectively would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and a U.S. Holder would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to the particular taxable year. The portion, if any, of the excess distribution or gain that is not allocated to prior taxable years would be included in a U.S. Holder's gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

     The foregoing rules with respect to excess distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes a valid "mark-to-market" election. If a valid mark-to-market election were made, in calculating income for each taxable year a U.S. Holder generally would be required, subject to certain limitations, to take into account the difference, if any, between the fair market value and the adjusted tax basis of the class B non-voting shares as ordinary gain or loss at the end of such holder's taxable year.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to dividends in respect of the class B non-voting shares and the proceeds received on the disposition of class B non-voting shares paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and a 31 percent backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's United States federal income tax liability.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Canadian Tax Act") with respect to the ownership of class B non-voting shares.

     This summary applies only to holders of class B non-voting shares who, for purposes of the Canadian Tax Act, are not resident nor deemed to be resident in Canada, who deal at arm's length with us, who are not affiliated with us within the meaning of the Canadian Tax Act, who hold the class B non-voting shares as capital property and who do not use or hold, and are not deemed to use or hold, the class B non-voting shares in connection with a trade or business carried on, or deemed to be carried on in Canada at any time ("Non-Resident Holders"). The class B non-voting shares will generally be considered to be capital property of holders unless such shares are held in the course of carrying on a business, or in an adventure or concern in the nature of trade. Furthermore, this summary does not apply to any Non-Resident Holder which carries on an insurance business in Canada and elsewhere, in respect of the class B non-voting shares that are effectively connected with the non-resident holder's Canadian insurance business or that are "designated insurance property" as defined in the Canadian Tax Act.

     This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, proposed amendments thereto publicly announced by the Department of Finance, Canada prior to the date hereof, the provisions of the Canada -- United States Income Tax Convention (1980) (the "Convention"), and counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (which has been statutorily carried over from Revenue Canada). It has been assumed that the proposed amendments to the Canadian Tax Act and the regulations thereunder will be enacted and that there will be no other relevant amendments thereto. However, no assurance can be given in this respect.

     THIS SUMMARY DOES NOT APPLY TO "FINANCIAL INSTITUTIONS" OR "SPECIFIED FINANCIAL INSTITUTIONS" AS DEFINED IN THE CANADIAN TAX ACT. THE SUMMARY DOES NOT ADDRESS ANY ASPECT OF ANY PROVINCIAL OR LOCAL TAX LAWS OR THE TAX LAWS OF JURISDICTIONS OUTSIDE CANADA OR THE TAX CONSIDERATIONS APPLICABLE TO PERSONS OTHER THAN NON-RESIDENT HOLDERS. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF CLASS B NON-VOTING SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS, PURSUANT TO OTHER TAXING JURISDICTIONS. THIS SUMMARY ASSUMES THE CLASS B NON-VOTING SHARES ARE LISTED AND WILL CONTINUE TO BE LISTED ON A PRESCRIBED STOCK EXCHANGE (WHICH IS CURRENTLY CONTEMPLATED TO INCLUDE THE TORONTO STOCK EXCHANGE AND THE NATIONAL ASSOCIATION OF SECURITIES DEALERS AUTOMATED QUOTATION SYSTEM (COMMONLY KNOWN AS THE "NASDAQ")). FURTHERMORE, THIS SUMMARY ASSUMES THAT THE CLASS A VOTING SHARES RECEIVED IN EXCHANGE FOR CLASS B NON-VOTING

SHARES UPON A CONVERSION EVENT (AS DESCRIBED BELOW) WILL, UPON SUCH EXCHANGE, BE LISTED AND CONTINUE THEREAFTER TO BE LISTED ON A PRESCRIBED STOCK EXCHANGE.

     For purposes of the Canadian Tax Act, all amounts must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition; amounts denominated in United States dollars must be converted into Canadian dollars based on the United States dollar exchange rate generally prevailing at that time.

  PAYMENT OF DIVIDENDS

     Amounts in respect of class B non-voting shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a Non-Resident Holder will generally be subject to Canadian non-resident withholding tax. Such withholding tax is levied at a basic rate of 25% which may be reduced pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the Non-Resident Holder. Currently, under the Convention, the rate of Canadian non-resident withholding tax is 15% on the gross amount of dividends beneficially owned by a Non-Resident Holder who is a resident of the United States for the purpose of the Convention and whose class B non-voting shares in respect of which the dividends are paid are not effectively connected to a "permanent establishment" or "fixed base" in Canada. However, under the Convention, where such a beneficial owner is a company which is a resident of the United States that owns at least 10% of our voting stock, the rate of such withholding is reduced to 5%. In the case of certain tax exempt entities which are residents of the United States for the purpose of the Convention, the withholding tax on dividends may be eliminated in those circumstances prescribed by the Convention.

     A purchase of class B non-voting shares by us (other than a purchase of class B non-voting shares by us on the open market) will give rise to a deemed dividend under the Canadian Tax Act equal to the difference between the amount paid by us on the purchase and the paid-up capital of such shares determined in accordance with the Canadian Tax Act. The paid-up capital of such shares may be less than the Non-Resident Holder's cost of such shares. Any such dividend deemed to have been received by a Non-Resident Holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the class B non-voting shares to the Non-Resident Holder for purposes of computing the amount of the Non-Resident Holder's capital gain or loss under the Canadian Tax Act. However, as described below, a loss on the disposition of the class B non-voting shares may not be available to be used to offset capital gains arising from the disposition of other property.

  DISPOSITION OF CLASS B NON-VOTING SHARES

     A Non-Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition or deemed disposition of class B non-voting shares (including the death of the Non-Resident Holder) unless at the time of such disposition such shares constitute taxable Canadian property of the Non-Resident Holder for purposes of the Canadian Tax Act and such Non-Resident Holder is not entitled to relief under an applicable tax treaty. The class B non-voting shares will generally not constitute taxable Canadian property of a Non-Resident Holder at the time of a disposition of such shares provided (1) such shares are listed on a prescribed stock exchange (which is currently contemplated to include the Toronto Stock Exchange and the Nasdaq), (2) the Non-Resident Holder does not use or hold or is not deemed to use or hold, such shares in connection with carrying on a business in Canada, and (3) the Non-Resident Holder, persons with whom such holder does not deal at arm's length, or the Non-Resident Holder and such persons, has not owned (taking into account any interest in or option in respect of the shares) 25% or more of the issued shares of any class or series of our share capital at any time within the 5 years preceding the date of disposition. In any event, under the Convention, gains derived by a Non-Resident Holder who is a resident of the United States (within the meaning of the Convention) from the disposition of class B non-voting shares will generally not be taxable in Canada unless the value of the class B non-voting shares is derived principally from real property situated in Canada. If the class B non-voting shares held by a Non-Resident Holder do not constitute taxable Canadian property or if a capital gain in respect of the class B non-voting shares would because of a tax treaty be exempt from tax under the Canadian Tax Act, any capital loss arising upon the disposition of the class B non-voting shares will not be available to be used to offset a capital gain realized in respect of another property, which may be subject to tax under the Canadian Tax Act. To the extent the class B non-voting shares disposed of constitute taxable Canadian property, the Non-Resident Holder will be required to file a Canadian tax return, even if the gain arising from such a disposition is exempt from tax because of a tax treaty.

  CONVERSION OF CLASS B NON-VOTING SHARES

     A Non-Resident Holder of class B non-voting shares who exchanges same for class A voting shares in the circumstances prescribed by our Articles of Incorporation, as amended, which include (1) the elimination of foreign ownership and control restrictions applicable to us as described in our Articles of Incorporation, as amended or (2) the making of an Exclusionary Offer as defined in our Articles of Incorporation, as amended (a "Conversion Event"), shall generally be deemed not to have disposed of the class B non-voting shares, provided that (1) the Non-Resident Holder does not file a joint election with us under Subsection 85(1) of the Canadian Tax Act in respect of the exchange, and
(2) no other property is received by the Non-Resident Holder in respect of the exchange. Thus, no capital gain or loss should be realized upon such exchange of the class B non-voting shares for the class A voting shares. The cost to the Non-Resident Holder of the class A voting shares acquired on the exchange will be equal to the adjusted cost base to the Non-Resident Holder of its class B non-voting shares so exchanged, determined immediately prior to the exchange, which amount will be averaged with the adjusted cost base of any other class A voting shares held at that time by the Non-Resident Holder as capital property. Under the current administrative practice of the Canada Customs and Revenue Agency, a holder who, upon the exchange of class B non-voting shares for class A voting shares, receives cash not in excess of $200 in lieu of a fraction of a class A voting share may either treat this amount as proceeds of disposition of a portion of a class B non-voting share thereby realizing a capital gain or capital loss, or alternatively, may reduce the adjusted cost base of the class A voting shares that the holder receives on the exchange by the amount of the cash received.

     If the class B non-voting shares so exchanged constituted "taxable Canadian property" to their holder then the class A voting shares acquired on the exchange will be deemed to be taxable Canadian property to the Non-Resident Holder.

     Amounts in respect of class A voting shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a Non-Resident Holder will be subject to the same Canadian withholding tax treatment as described above for the class B non-voting shares, under the heading "Payment of Dividends".

     A disposition of the class A voting shares by a Non-Resident Holder will be subject to similar Canadian income tax treatment as discussed above for the class B non-voting shares, under the heading "Disposition of Class B Non-Voting Shares", if one replaces the references to class B non-voting shares in such discussion with a reference to class A voting shares.

                                  UNDERWRITING

     We and the underwriters named below (the "Underwriters") have entered into an underwriting agreement with respect to the class B non-voting shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of class B non-voting shares indicated in the following table.

UNDERWRITERS                                               NUMBER OF SHARES
------------                                               ----------------
Goldman, Sachs & Co......................................      4,950,000
Salomon Smith Barney Inc.................................      4,950,000
CIBC World Markets Corp..................................      1,980,000
Merrill Lynch, Pierce, Fenner & Smith....................      1,620,000
            Incorporated
Morgan Stanley & Co. Incorporated........................      1,620,000
RBC Dominion Securities Corporation......................      1,620,000
BMO Nesbitt Burns Inc. ..................................        315,000
National Bank Financial Inc..............................        315,000
Scotia Capital (USA) Inc. ...............................        315,000
TD Securities Inc. ......................................        315,000
                                                              ----------
  Total..................................................     18,000,000
                                                              ==========

     The offering is being made concurrently in all the provinces of Canada and in the United States. The Underwriters will offer the class B non-voting shares for sale in the United States and Canada either directly or through their respective broker-dealer affiliates or agents registered in each jurisdiction. Subject to applicable law, the Underwriters may offer the class B non-voting shares outside the United States and Canada.

     If the Underwriters sell more shares than the total number set forth in the table above, the Underwriters have an option to buy up to an additional 2,700,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the Underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the Underwriters' option to purchase 2,700,000 additional shares.

                                                                       PAID BY US
                                                              ----------------------------
                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per Share...................................................  $      0.95     $      0.95
Total.......................................................  $17,100,000     $19,665,000

     Class B non-voting shares sold by the Underwriters to the public in the United States will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any class B non-voting shares sold by the Underwriters to securities dealers may be sold at a discount of up to $0.57 per share from the initial public offering price. Any such securities dealers may resell any class B non-voting shares purchased from the Underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the class B non-voting shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

     We, our directors, officers and senior management, Shaw Communications, and our series A first preference shareholders, have agreed with the Underwriters not to dispose of or hedge any of our, or their, class B non-voting shares, class A voting shares, or securities convertible into or exchangeable for class B non-voting shares or class A voting shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Salomon Smith Barney Inc. See "Shares Eligible for Future Sale" on page 80 for a discussion of certain transfer restrictions.

     At our request, the Underwriters have reserved up to approximately 8.3% of the class B non-voting shares for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of class B non-voting shares available for sale to the general public will be reduced to the extent these persons purchase the reserved class B non-voting shares. Any shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other class B non-voting shares offered hereby.

     Prior to the offering, there has been no public market for the class B non-voting shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the class B non-voting shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The class B non-voting shares will be listed and posted for trading on The Toronto Stock Exchange under the symbol "GTG.B". The class B non-voting shares will also be quoted on the Nasdaq National Market under the symbol "GTTLB".

     In connection with the offering, the Underwriters may purchase and sell shares of class B non-voting shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the class B non-voting shares while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the class B non-voting shares. As a result, the price of the class B non-voting shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the Nasdaq National Market, the Toronto Stock Exchange, in the over-the-counter market or otherwise.

     Pursuant to Policy Statements of the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution, bid for or purchase class B non-voting shares. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the class B non-voting shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order is not solicited during the period of distribution.

     Goldman Sachs may use this prospectus in connection with offers and sales related to market-making transactions in the class B non-voting shares. Goldman Sachs may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when they act as agent for both such parties. Such sales will be made at prevailing market prices at the time of sale, at prices related to prevailing market prices or negotiated prices.

     Goldman Sachs and Salomon Smith Barney are acting as joint book-running managers for purposes of this offering.

     We have been advised by Goldman Sachs that, subject to applicable laws and regulations, Goldman Sachs currently intends to make a market in the class B non-voting shares. However, they are not obligated to do so and they may interrupt or discontinue their market-making activities at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934. There can be no assurance that an active trading market in the class B non-voting shares will be developed or sustained.

     The Underwriters may not confirm sales to any accounts over which they exercise discretionary authority without the prior specific written approvals by the customer.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$2,000,000.

     We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Pursuant to our shareholders agreement, Goldman, Sachs & Co. is entitled to designate three directors and CIBC World Markets is entitled to designate one director. Goldman, Sachs & Co. has designated Robert Gheewalla and George Estey as directors. CIBC World Markets has designated Kenneth Kilgour as a director.

     Because affiliates of Goldman Sachs and CIBC World Markets beneficially own our shares, the offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc. That rule requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter", as defined by the NASD. Salomon Smith Barney has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon by:

     - Shearman & Sterling, our United States counsel, on matters of United States and New York law;

     - Goodman Phillips & Vineberg, our Canadian counsel, on matters of Canadian law;

     - Skadden, Arps, Slate, Meagher & Flom LLP, the underwriters' United States counsel, on matters of United States and New York law; and

     - Osler, Hoskin & Harcourt LLP, the underwriters' Canadian counsel, on matters of Canadian law.

                                    EXPERTS

     Our consolidated financial statements as of September 30, 1999, 1998 and 1997 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent public accountants, as stated in their report appearing in this prospectus and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. Shaw FiberLink's financial statements as of August 31, 1999 and 1998 and for the three year periods then ended included in this prospectus have been audited by Ernst & Young LLP, independent public accountants, as stated in their report appearing in this prospectus and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         REGISTRARS AND TRANSFER AGENTS

     The registrar and transfer agent for the class B non-voting shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto and in the United States is ChaseMellon Shareholder Services at its principal offices in New York.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     We are a Canadian corporation. Some of our directors, controlling persons and officers, and the experts named in this prospectus, are residents of Canada, and a substantial portion of their assets and all of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon the directors, controlling persons, officers and experts who are not residents of the United States or to enforce against them judgements of courts of the United States based upon the civil liability under the federal securities laws of the United States. We have been advised by Goodman Phillips & Vineberg, our Canadian counsel, that there is doubt as to the enforceability in Canada against us or against any of our directors, controlling persons, officers or experts, who are not residents of the United States, in original actions or in actions for enforcement of judgements of United States courts, of liabilities based solely upon the federal securities laws of the United States.

                 WHERE YOU CAN OBTAIN MORE INFORMATION ABOUT US

     We have filed a registration statement on Form F-1 with the Securities and Exchange Commission with respect to the class B non-voting shares offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules that are part of the registration statement. For further information on us and the class B non-voting shares we are offering, you should review the registration statement and the exhibits filed as a part of the registration statement. The exhibits to this registration statement should be referenced for the complete contents of these contracts and documents. The registration statement, including the exhibits, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Commission's regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the registration statement may be obtained from these offices after payment of fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports and other information with the Commission. These periodic reports and other information will be available for inspection and copying at the Commission's public reference rooms referred to above. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Because we are a foreign private issuer, we, our directors and our officers are also exempt from the shortswing profit recovery and disclosure regime of section 16 of the Exchange Act.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants of Group Telecom...   F-2
Consolidated Financial Statements of Group Telecom..........   F-3
Notes to Consolidated Financial Statements of Group
  Telecom...................................................   F-6
Report of Independent Public Accountants of Shaw FiberLink
  Ltd. -- FiberLink Division................................  F-31
Financial Statements of Shaw FiberLink Ltd. -- FiberLink
  Division..................................................  F-32
Notes to Financial Statements of Shaw FiberLink Ltd. --
  FiberLink Division........................................  F-35
Unaudited Pro Forma Condensed Consolidated Financial
  Information...............................................  F-42
Notes to Pro Forma Condensed Consolidated Financial
  Statements................................................  F-45

                                AUDITORS' REPORT

To the Directors of
GT GROUP TELECOM INC.

     We have audited the consolidated balance sheets of GT GROUP TELECOM INC. as at September 30, 1999, 1998 and 1997 and the consolidated statements of operations and deficit and cash flows for the years ended September 30, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 1999, 1998 and 1997 and the results of its operations and its cash flows for the years ended September 30, 1999, 1998 and 1997 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada                                   /s/ PRICEWATERHOUSECOOPERS LLP
November 12, 1999                                 Independent Public Accountants
(except as to note 10 which is
as at December 17, 1999 and note 20
which is at February 16, 2000)

                             GT GROUP TELECOM INC.

                          CONSOLIDATED BALANCE SHEETS

                        (EXPRESSED IN CANADIAN DOLLARS)

                                                                                          SEPTEMBER 30,
                                                              DECEMBER 31,   ---------------------------------------
                                                                  1999           1999          1998          1997
                                                              ------------   ------------   -----------   ----------
                                                              (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................  $29,347,816    $ 59,851,461   $ 2,476,445   $   60,925
Accounts receivable (note 3)................................    5,779,510       3,783,557     1,102,967      380,198
Prepaid expenses............................................    2,074,373         526,270        26,354       25,197
Inventory...................................................      544,590         544,590            --           --
                                                              ------------   ------------   -----------   ----------
                                                               37,746,289      64,705,878     3,605,766      466,320
PROPERTY, PLANT AND EQUIPMENT (note 4)......................  108,009,250      73,816,711    10,555,202      481,021
GOODWILL (note 5)...........................................    3,105,443              --            --       32,822
OTHER ASSETS (note 6).......................................   11,796,529       1,291,654       206,667       41,968
                                                              ------------   ------------   -----------   ----------
                                                              $160,657,511   $139,814,243   $14,367,635   $1,022,131
                                                              ============   ============   ===========   ==========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 7)...........  $34,962,840    $ 14,926,086   $ 2,914,867   $  599,523
Vendor payable (note 8).....................................           --              --     4,702,260           --
Unearned revenue (note 9)...................................      676,185         655,605        73,159       34,257
Current portion of long-term debt (note 10).................    3,746,098       1,253,358       114,743       57,000
                                                              ------------   ------------   -----------   ----------
                                                               39,385,123      16,835,049     7,805,029      690,780
LONG-TERM UNEARNED REVENUE (note 9).........................    1,356,250       1,493,750            --           --
LONG-TERM DEBT (note 10)....................................   57,027,723      47,556,922       775,636           --
                                                              ------------   ------------   -----------   ----------
                                                              $97,769,096    $ 65,885,721   $ 8,580,665   $  690,780
                                                              ------------   ------------   -----------   ----------
SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 11)
Authorized
  Common shares
    Unlimited number of convertible Class A voting and Class
      B non-voting common shares without par value
  Preferred
    50,000,000 Series A convertible first preference shares
      without par value
Issued and outstanding
  Common shares
    18,609,935 Class A voting shares (September 30, 1999 --
      18,261,149; 1998 -- 15,288,420; 1997 -- 7,095,132)....  $13,597,705    $ 12,573,300   $ 8,646,152   $  836,135
    4,148,569 Class B non-voting shares.....................    5,026,015       5,026,015            --           --
  Preferred shares
    42,500,002 Series A first preference shares (September
      30, 1999 -- 41,500,002)...............................   69,155,541      67,280,541            --           --
                                                              ------------   ------------   -----------   ----------
                                                               87,779,261      84,879,856     8,646,152      836,135
ADDITIONAL PAID-IN CAPITAL (note 11)........................      255,375         255,375       255,375      171,100
SHARES TO BE ISSUED (note 11)...............................           --       1,875,000            --           --
DEFICIT.....................................................  (25,146,221)    (13,081,709)   (3,114,557)    (675,884)
                                                              ------------   ------------   -----------   ----------
                                                               62,888,415      73,928,522     5,786,970      331,351
                                                              ------------   ------------   -----------   ----------
                                                              $160,657,511   $139,814,243   $14,367,635   $1,022,131
                                                              ============   ============   ===========   ==========
COMMITMENTS AND CONTINGENCIES (note 16)
SUBSEQUENT EVENTS (note 20)

On behalf of the Board:

           (Signed) JAMES G. MATKIN                     (Signed) DANIEL R. MILLIARD
                   Director                                       Director

  The accompanying notes form an integral part of these consolidated financial statements.

                             GT GROUP TELECOM INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                        (EXPRESSED IN CANADIAN DOLLARS)

                                         THREE MONTHS ENDED
                                            DECEMBER 31,                 YEAR ENDED SEPTEMBER 30,
                                     --------------------------   ---------------------------------------
                                         1999          1998           1999          1998          1997
                                     ------------   -----------   ------------   -----------   ----------
                                            (UNAUDITED)
REVENUE............................  $  2,266,566   $   372,388   $  2,705,432   $ 1,823,222   $2,051,122
COST OF SALES (EXCLUSIVE OF ITEMS
  SHOWN SEPARATELY BELOW)..........     2,137,527       248,584      1,808,475     1,131,249    1,436,986
                                     ------------   -----------   ------------   -----------   ----------
                                          129,039       123,804        896,957       691,973      614,136
                                     ------------   -----------   ------------   -----------   ----------
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES.........................    10,863,343     1,790,689     10,218,799     3,038,126      988,933
                                     ------------   -----------   ------------   -----------   ----------
                                      (10,734,304)   (1,666,885)    (9,321,842)   (2,346,153)    (374,797)
AMORTIZATION.......................     1,124,145       137,547        852,539       254,578       55,146
INTEREST AND FINANCE ITEMS
Interest income....................      (579,780)      (14,032)      (920,399)      (58,052)          --
Interest on long-term debt.........       441,067        40,880        262,089       147,240           --
Finance charges....................        25,378         7,945        192,397            --           --
Foreign exchange loss (gain).......       254,313       (32,078)        93,684      (251,246)          --
                                     ------------   -----------   ------------   -----------   ----------
                                          140,978         2,715       (372,229)     (162,058)          --
                                     ------------   -----------   ------------   -----------   ----------
LOSS BEFORE INCOME TAXES...........   (11,999,427)   (1,807,147)    (9,802,152)   (2,438,673)    (429,943)
PROVISION FOR INCOME TAXES
  (note 13)
Current............................        65,085         7,847        165,000            --           --
                                     ------------   -----------   ------------   -----------   ----------
LOSS FOR THE PERIOD................   (12,064,512)   (1,814,994)    (9,967,152)   (2,438,673)    (429,943)
DEFICIT -- BEGINNING OF PERIOD.....   (13,081,709)   (3,114,557)    (3,114,557)     (675,884)    (245,941)
                                     ------------   -----------   ------------   -----------   ----------
DEFICIT -- END OF PERIOD...........  $(25,146,221)  $(4,929,551)  $(13,081,709)  $(3,114,557)  $ (675,884)
                                     ============   ===========   ============   ===========   ==========
LOSS PER SHARE (note 12)...........  $      (0.54)  $     (0.12)  $      (0.56)  $     (0.26)  $    (0.05)
                                     ============   ===========   ============   ===========   ==========

  The accompanying notes form an integral part of these consolidated financial statements.

                             GT GROUP TELECOM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                        (EXPRESSED IN CANADIAN DOLLARS)

                                                  THREE MONTHS ENDED
                                                     DECEMBER 31,                 YEAR ENDED SEPTEMBER 30,
                                              --------------------------   ---------------------------------------
                                                  1999          1998          1999           1998          1997
                                              ------------   -----------   -----------    -----------    ---------
                                                     (UNAUDITED)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the period.........................  $(12,064,512)  $(1,814,994)  $(9,967,152)   $(2,438,673)   $(429,943)
Items not affecting cash
  Amortization..............................     1,124,145       137,547       852,539        254,578       55,146
  Additional paid-in capital................            --            --            --         84,275           --
  Shares issued for services rendered.......            --            --            --             --        7,080
  Shares issued for interest on convertible
    debentures..............................            --            --       171,345         62,425           --
                                              ------------   -----------   -----------    -----------    ---------
                                               (10,940,367)   (1,677,447)   (8,943,268)    (2,037,395)    (367,717)
                                              ------------   -----------   -----------    -----------    ---------
Changes in non-cash working capital items
  Decrease (increase) in accounts
    receivable..............................    (1,731,953)      472,888    (2,416,590)      (722,769)    (363,978)
  Increase in prepaid expenses..............    (1,548,103)      (72,699)     (499,916)        (1,157)     (24,598)
  Increase in inventory.....................            --            --      (544,590)            --           --
  Increase in accounts payable and accrued
    liabilities.............................     6,474,042       127,476     1,294,773      1,362,705      471,261
  Increase (decrease) in unearned revenue...      (116,920)        1,844     2,076,196         38,902       34,257
                                              ------------   -----------   -----------    -----------    ---------
                                                 3,077,066       529,509       (90,127)       677,681      116,942
                                              ------------   -----------   -----------    -----------    ---------
Cash flows used in operating activities.....    (7,863,301)   (1,147,938)   (9,033,395)    (1,359,714)    (250,775)
                                              ------------   -----------   -----------    -----------    ---------
FINANCING ACTIVITIES
Proceeds from issuance of convertible
  debentures................................            --     3,224,300     4,536,000      1,824,000      130,000
Issuance of shares for cash.................        14,976        31,000    71,889,120      6,418,529      665,259
Payment of share issuance costs.............          (569)           --      (362,761)      (494,937)     (23,604)
Repayment of notes payable..................      (150,222)      (92,897)     (114,749)       (61,621)      (3,000)
                                              ------------   -----------   -----------    -----------    ---------
                                                  (135,815)    3,162,403    75,947,610      7,685,971      768,655
                                              ------------   -----------   -----------    -----------    ---------
INVESTING ACTIVITIES
Purchase of property, plant and equipment
  for cash..................................   (18,939,595)     (888,171)   (8,452,984)    (3,737,522)    (455,001)
Increase in other assets....................      (854,934)      (43,337)   (1,086,215)      (173,215)      (6,970)
Cash paid for business acquisitions.........    (2,710,000)           --            --             --           --
                                              ------------   -----------   -----------    -----------    ---------
                                               (22,504,529)     (931,508)   (9,539,199)    (3,910,737)    (461,971)
                                              ------------   -----------   -----------    -----------    ---------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...............................   (30,503,645)    1,082,957    57,375,016      2,415,520       55,909
CASH AND CASH EQUIVALENTS -- BEGINNING OF
  PERIOD....................................    59,851,461     2,476,445     2,476,445         60,925        5,016
                                              ------------   -----------   -----------    -----------    ---------
CASH AND CASH EQUIVALENTS -- END OF PERIOD..  $ 29,347,816   $ 3,559,402   $59,851,461    $ 2,476,445    $  60,925
                                              ============   ===========   ===========    ===========    =========

Additional cash flow disclosures (note 17)

  The accompanying notes form an integral part of these consolidated financial statements.

                             GT GROUP TELECOM INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  OPERATIONS AND BASIS OF PRESENTATION

     GT Group Telecom Inc. ("GT") was incorporated on April 12, 1996 under the Canada Business Corporations Act. GT and, through its wholly owned subsidiary GT Group Telecom Services Corp. ("Services") (collectively known as "the company") provides data, internet applications and voice services and derives revenues from network usage and access, equipment sales, co-location and consulting services and certain fiber optic leases. The company markets and sells telecommunications services and related products over fiber optic infrastructure to small and medium-sized businesses in Canada.

     During the year ended September 30, 1999, the company's former subsidiaries GT Grouptelecom Networks Inc. and Planet Right Communications Group Inc. were amalgamated with Services.

     The company was considered a development stage company in prior years and for part of the current year. As a development stage company, the principal activities of the company included developing business plans, raising capital and debt financing and acquiring and developing telecommunication networks. The company's principal operations effectively began in the last quarter of fiscal 1999, when its Vancouver telecommunication networks and facilities were put into commercial service to provide customers with integrated services which include voice telecommunication services in addition to the data and internet application services previously offered. In fiscal 1999, the company also completed various agreements with respect to financing and started developing telecommunication networks and facilities under a national expansion strategy.

     These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the company, conform in all material respects with those in the United States, except as outlined in note 22.

     The information presented as at and for the interim periods ended December 31, 1999 and 1998 is unaudited. These unaudited interim financial statements reflect all adjustments which are in the opinion of management necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

2.  SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturity at the date of purchase of three months or less. The short-term interest bearing securities are recorded at cost plus accrued interest earned, which approximates current market value.

REVENUE RECOGNITION

     Revenue from network usage and access is recognized when services are provided. Revenue from network equipment sales is recognized at the time the equipment is delivered and accepted by the customer. Revenue from consulting services and from co-locations, where the company provides a location and services for the customers' servers and telecommunication equipment, are recognized as services are rendered.

                             GT GROUP TELECOM INC.

     Unearned revenue is recorded for services billed in advance and is recognized as revenue in the period in which the services are provided.

     Income from operating leases of fiber optic facilities is recognized on a straight-line basis over the term of the lease.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided over their estimated useful lives on a straight-line basis at the following annual rates:

Buildings..............................................                                       7%
Furniture and fixtures.................................                                      20%
Computer equipment and software........................                                      33%
Telecommunication networks.............................                                5% to 20%
Leasehold improvements.................................   over the term of the leases (4-8 years)

     Telecommunication networks which are installed on rights of way granted by others include construction costs, costs of acquiring rights of way, interest costs and network design costs all of which are incurred in developing new networks or expanding existing networks. Amortization commences when the assets are available for use.

     Management reviews the carrying values of its property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing its review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

GOODWILL

     Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is amortized over its estimated useful life ranging from 3 to 20 years. The company reviews the carrying value of its goodwill to determine whether there has been a permanent impairment in value. The measurement of possible impairment is based primarily on the ability to recover the carrying value from expected future operating cash flows on an undiscounted basis.

LEASES

     Leases are classified as either capital or operating. Those leases that transfer substantially all the benefits and risks of ownership of the property to the company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments discounted at appropriate interest rates.

     All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

DEFERRED CHARGES

     Deferred charges include costs such as those incurred as a result of the registration of Services as a competitive local exchange carrier with the Canadian Radio-television and Telecommunications Commission ("CRTC") as well as amounts incurred relating to negotiations for rights of way and

                             GT GROUP TELECOM INC.

access. These amounts are amortized on a straight-line basis over a period of three to five years from the date commercial services become available.

     The company has deferred expenditures incurred in the set up of business operations. These amounts are being amortized on a straight-line basis over a period of three to five years from the date they are used in the business.

DEFERRED FINANCING CHARGES

     Financing costs incurred in connection with the issue of debt or share capital are deferred until completion or abandonment of the planned transaction. Costs relating to a debt issue are amortized over the term of the debt whereas costs relating to issue of shares are recorded as a reduction of share capital. Costs capitalized as deferred financing charges relating to transactions that are abandoned are expensed in full.

INVENTORY

     Inventory which consists of computer equipment, is valued at the lower of cost, determined on a first-in first-out basis, and net realizable value.

FOREIGN CURRENCY TRANSLATION

     The company translates all foreign currency denominated monetary assets and liabilities at year-end exchange rates. Revenues and expenses are translated at the rates prevailing on the respective transaction dates. Exchange gains and losses resulting from movements in rates are reflected in net income in the year except for gains or losses relating to long-term monetary assets and liabilities which are deferred and amortized over the remaining term of the assets and liabilities.

INCOME TAXES

     The company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized for differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates in effect in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. A valuation allowance is recorded to the extent there is uncertainty regarding utilization of future tax assets.

INTEREST EXPENSE

     Interest is expensed as incurred, except where it relates to the financing of major projects under construction where it is capitalized until the assets are available for use.

SEGMENTED INFORMATION

     The company is a national facilities-based provider of high-speed data, Internet application and voice services comprising a single operating segment. Substantially all of the company's assets are located in Canada and revenues are derived from services provided in Canada.

                             GT GROUP TELECOM INC.

USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  ACCOUNTS RECEIVABLE

                                                                     SEPTEMBER 30,
                                            DECEMBER 31,   ----------------------------------
                                                1999          1999         1998        1997
                                            ------------   ----------   ----------   --------
                                            (UNAUDITED)
Trade receivables.........................   $2,094,870    $1,191,895   $  331,871   $346,163
Goods and services tax receivable.........    3,781,418     2,140,107      573,928     11,985
Employee receivables and other............       76,490       486,805      212,293     22,050
Allowance for doubtful accounts...........     (173,268)      (35,250)     (15,125)        --
                                             ----------    ----------   ----------   --------
                                             $5,779,510    $3,783,557   $1,102,967   $380,198
                                             ==========    ==========   ==========   ========

4.  PROPERTY, PLANT AND EQUIPMENT

                                                         DECEMBER 31, 1999 (UNAUDITED)
                                                  --------------------------------------------
                                                                  ACCUMULATED
                                                      COST        AMORTIZATION        NET
                                                  ------------    ------------    ------------
Land............................................  $    489,844     $       --     $    489,844
Buildings.......................................       887,019        101,235          785,784
Furniture and fixtures..........................     1,616,840        125,082        1,491,758
Computer equipment and software.................    15,261,255        519,820       14,741,435
Telecommunication networks......................    91,284,310      1,169,656       90,114,654
Leasehold improvements..........................       512,698        126,923          385,775
                                                  ------------     ----------     ------------
                                                  $110,051,966     $2,042,716     $108,009,250
                                                  ============     ==========     ============

                                                               SEPTEMBER 30, 1999
                                                  --------------------------------------------
                                                                  ACCUMULATED
                                                      COST        AMORTIZATION        NET
                                                  ------------    ------------    ------------
Land............................................  $    489,844     $       --     $    489,844
Buildings.......................................       887,019         87,168          799,851
Furniture and fixtures..........................       877,424         56,038          821,386
Computer equipment and software.................     4,550,574        360,839        4,189,735
Telecommunication networks......................    67,637,759        476,125       67,161,634
Leasehold improvements..........................       452,397         98,136          354,261
                                                  ------------     ----------     ------------
                                                  $ 74,895,017     $1,078,306     $ 73,816,711
                                                  ============     ==========     ============

                             GT GROUP TELECOM INC.

                                                               SEPTEMBER 30, 1998
                                                  --------------------------------------------
                                                                  ACCUMULATED
                                                      COST        AMORTIZATION        NET
                                                  ------------    ------------    ------------
Land............................................  $    489,844     $       --     $    489,844
Buildings.......................................       859,955         33,245          826,710
Furniture and fixtures..........................       129,412         23,710          105,702
Computer equipment and software.................     1,021,424         79,398          942,026
Telecommunication networks......................     7,872,884         96,115        7,776,769
Leasehold improvements..........................       431,393         17,242          414,151
                                                  ------------     ----------     ------------
                                                  $ 10,804,912     $  249,710     $ 10,555,202
                                                  ============     ==========     ============

                                                               SEPTEMBER 30, 1997
                                                  --------------------------------------------
                                                                  ACCUMULATED
                                                      COST        AMORTIZATION        NET
                                                  ------------    ------------    ------------
Furniture and fixtures..........................  $     41,536     $    7,605     $     33,931
Computer equipment and software.................        60,756         14,408           46,348
Telecommunication networks......................       391,826          9,100          382,726
Leasehold improvements..........................        23,373          5,357           18,016
                                                  ------------     ----------     ------------
                                                  $    517,491     $   36,470     $    481,021
                                                  ============     ==========     ============

     Included in telecommunication networks as at December 31, 1999 (unaudited) are costs of $77,454,221 (September 30, 1999 -- $39,571,949; 1998 -- $6,060,818;
1997 -- $50,988) relating to assets not yet available for use on which no amortization has been charged.

     Furniture and fixtures and computer equipment and software, as at December 31, 1999 (unaudited) include capital lease asset costs of $1,155,282 (September 30, 1999 -- $298,654) and $1,309,182 (September 30, 1999 -- $900,938)
respectively, and related accumulated amortization of $69,803 (September 30, 1999 -- $nil) and $125,185 (September 30, 1999 -- $nil).

     For the period ended December 31, 1999 (unaudited), interest and finance charges of $2,831,242 were capitalized on projects under construction (September 30, 1999 -- $1,588,204; 1998 -- $nil; 1997 -- $nil).

     The ultimate recoverability of the company's investment in property, plant and equipment is dependent upon, after an expected period of initial losses, achieving and maintaining profitability which is subject to risks and uncertainties relating to the market conditions, the competitive environment, technological changes, the Canadian telecommunications regulatory environment and the company's ability to obtain adequate financing to meet future capital expenditure requirements.

5.  GOODWILL

                                                                     SEPTEMBER 30,
                                           DECEMBER 31,    ---------------------------------
                                               1999           1999         1998       1997
                                           ------------    ----------    --------    -------
                                           (UNAUDITED)
Goodwill net of accumulated amortization
  and write downs of $201,356 (September
  30, 1999 -- $45,801; 1998 -- $45,801;
  1997 -- $12,979).......................  $ 3,105,443     $       --    $     --    $32,822
                                           ===========     ==========    ========    =======

                             GT GROUP TELECOM INC.

6.  OTHER ASSETS

                                                                     SEPTEMBER 30,
                                           DECEMBER 31,    ---------------------------------
                                               1999           1999         1998       1997
                                           ------------    ----------    --------    -------
                                           (UNAUDITED)
Deposits.................................  $   217,500     $  217,500    $ 37,782    $26,970
Deferred charges net of accumulated
  amortization of $36,397 (September 30,
  1999 -- $32,217; 1998 -- $19,133; 1997
  -- $10,617)............................      619,769        605,309     168,885     14,998
Deferred financing charges net of
  accumulated amortization of $nil.......   10,795,734        456,989          --         --
Deferred foreign exchange loss (gain) net
  of accumulated amortization of $25,697
  (September 30, 1999 -- $974; 1998 --
  $nil; 1997 -- $nil)....................     (658,490)        11,856          --         --
Deferred acquisition costs...............      822,016             --          --         --
                                           -----------     ----------    --------    -------
                                           $11,796,529     $1,291,654    $206,667    $41,968
                                           ===========     ==========    ========    =======

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                   SEPTEMBER 30,
                                       DECEMBER 31,    -------------------------------------
                                           1999           1999           1998         1997
                                       ------------    -----------    ----------    --------
                                       (UNAUDITED)
Trade accounts payable...............  $ 6,006,370     $ 2,016,701    $  812,741    $322,468
Accounts payable and accruals for
  purchases of property, plant and
  equipment..........................   12,264,159       9,354,947     1,776,121     129,384
Accrual for inventory purchases......      600,645         409,799            --          --
Accrual for financing charges........    9,014,262              --            --          --
Accrued vacation and bonuses.........    2,347,256       1,139,236       154,784     126,822
Capital tax, large corporations tax
  and other taxes payable............      906,183         622,394        12,928      19,273
Other accrued liabilities............    3,823,965       1,383,009       158,293       1,576
                                       -----------     -----------    ----------    --------
                                       $34,962,840     $14,926,086    $2,914,867    $599,523
                                       ===========     ===========    ==========    ========

8.  VENDOR PAYABLE

     The outstanding vendor payable balance of $4,702,260 represented an amount of US$3,070,965 at September 30, 1998 due in connection with equipment acquisitions and is included in the US$40 million credit facility entered into on May 28, 1999 (note 10(a)). The effective interest rate on the vendor payable was 9%.

                             GT GROUP TELECOM INC.

9.  UNEARNED REVENUE

     Unearned revenue includes amounts related to an operating lease arrangement entered into in April 1999, whereby the company is the lessor of 24 strands of dark fiber including rights of way. The company received an up-front fee for installation costs related to placement of fiber optic cable, building entrances and fiber optic cable connections to the lessee's existing cable facilities which is presented as unearned revenue and being recognized as income over the initial term of the lease. Under this contract, the company also receives annual payments for lease and rights of way which are being recognized as income in equal annual amounts. The lease period ends in April, 2009, however the lessee has the option to extend the lease for an additional ten years. Minimum lease payments receivable for the next five years and thereafter are as follows:

Year ending September 30,
  2000....................................................    $  500,000
  2001....................................................       500,000
  2002....................................................       500,000
  2003....................................................       500,000
  2004....................................................       250,000
Thereafter................................................     1,000,000

10.  LONG TERM DEBT

                                                                     SEPTEMBER 30,
                                             DECEMBER 31,   --------------------------------
                                                 1999          1999         1998      1997
                                             ------------   -----------   --------   -------
                                             (UNAUDITED)
Capital leases payable.....................  $ 2,224,061    $ 1,155,178   $     --   $    --
Vendor financing(a)........................   43,809,236     40,397,833         --        --
Vendor financing(b)........................   13,969,927      6,481,639         --        --
Note payable(a)............................           --             --         --    57,000
Note payable(b)............................      770,597        775,630    890,379        --
                                             -----------    -----------   --------   -------
                                              60,773,821     48,810,280    890,379    57,000
Less: Current portion......................    3,746,098      1,253,358    114,743    57,000
                                             -----------    -----------   --------   -------
                                             $57,027,723    $47,556,922   $775,636   $    --
                                             ===========    ===========   ========   =======

     Repayments of long-term debt in each of the next five years are as follows:

                                          DECEMBER 31, 1999             SEPTEMBER 30, 1999
                                     ---------------------------    ---------------------------
                                        VENDOR                         VENDOR
                                     FINANCING AND     CAPITAL      FINANCING AND     CAPITAL
                                     NOTES PAYABLE      LEASES      NOTES PAYABLE      LEASES
                                     -------------    ----------    -------------    ----------
                                             (UNAUDITED)
2000...............................   $ 3,018,321     $  837,872     $   942,263     $  395,202
2001...............................     6,062,869        784,558       3,616,639        439,627
2002...............................     6,198,348        640,323       3,872,020        490,729
2003...............................     5,200,497        173,015       3,872,020             --
2004...............................     2,206,941             --       2,020,123             --
Thereafter.........................    35,862,784             --      33,332,037             --
                                      -----------     ----------     -----------     ----------
                                       58,549,760      2,435,768      47,655,102      1,325,558
Less: Interest.....................            --       (211,707)             --       (170,380)
                                      -----------     ----------     -----------     ----------
                                      $58,549,760     $2,224,061     $47,655,102     $1,155,178
                                      ===========     ==========     ===========     ==========

                             GT GROUP TELECOM INC.

VENDOR FINANCING

     (a) On May 28, 1999, the company entered into a credit facility with a vendor pursuant to which the vendor has agreed to sell equipment to the company and to finance the company's purchase of engineering and construction services together with digital switches and related network software and equipment to a value of US$40 million. The balance of vendor financing at December 31, 1999 (unaudited) of $43,809,236 (denominated as US$30,119,796) and September 30, 1999 of $40,397,833 (denominated as US$27,415,668) is comprised of amounts payable to the vendor of $2,550,973 (September 30, 1999 -- $29,886,813), and additional amounts drawn on the vendor credit facility of $41,258,263 (September 30, 1999 -- $10,511,020).

     At the option of the company, the credit facility bears interest at either adjusted LIBOR plus an applicable margin, or "Alternate Base Rate" ("ABR"), which is defined as U.S. Prime Rate or U.S. Federal Funds Rate plus 0.5% plus an applicable margin. Depending on the ratio of consolidated total debt to annualized earnings before interest, taxes and amortization, the margin added to the ABR is between 3.00% and 3.75% and the margin added to the LIBOR Base is between 4.00% and 4.75%. The effective interest rate at December 31, 1999 (unaudited) is 10.59% (September 30, 1999 -- 10.19%) which is LIBOR rate of 5.84% (September 30, 1999 -- 5.44%) plus 4.75% margin.

     The credit facility is repayable over 7 1/2 years with interest only payments for the initial two years. At the end of the second year, the principal is repayable quarterly at the rate of 1.25% of the amount outstanding until the end of year seven. Between the end of year seven and the expiry of the credit facility in 2006, the principal is repayable quarterly at the rate of 37.5% of the outstanding amount. In addition, a commitment fee of 0.375% per annum is payable on the undrawn portion of the credit facility. For the period ended December 31, 1999 (unaudited) the interest cost related to the vendor financing was $670,501 (US$456,123) (September 30, 1999 -- $706,038 (US$478,607)).

     The credit facility is collateralized by a first charge over present and future assets of the company.

     The credit facility agreement contains certain covenants that restrict the ability of the company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the company or its subsidiaries, issue or sell equity interests of the company's subsidiaries or enter into certain mergers and consolidations.

     (b) On July 27, 1999 the company entered into an agreement for a US$15 million credit facility with a vendor.

     The credit facility is available in tranches of US$9 million, US$1 million and US$5 million. The final payments on these facilities are due in 2003, 2001 and 2001 respectively. They are repayable in equal principal instalments plus 12% interest per annum on the last day of each quarter. In addition, a commitment fee of 0.5% per annum is payable on the undrawn portion of the credit facility. The loan is collateralized over present and future assets of the company purchased from this vendor.

     The credit facility agreement contains certain covenants which limit the payment of dividends, the redemption of shares and the incurrence of additional indebtedness or liens.

     The amount due to this vendor at December 31, 1999 (unaudited) was $13,969,927 (US$9,604,625) (September 30, 1999 -- $6,481,639 (US$4,399,639)).

                             GT GROUP TELECOM INC.

NOTES PAYABLE

     (a) During 1996, the company issued a note in connection with the purchase of a former subsidiary. The loan was non-interest bearing and had no repayment terms. The loan was repaid in 1997 and 1998.

     (b) In 1998, the company purchased land and a building for $900,000 which was financed substantially by a note payable to a vendor. The note bears interest at 10.5% per annum and is payable in monthly instalments of principal and interest of $8,308, a lump sum payment against principal of $100,000 on February 15, 1999, and the remaining balance on February 15, 2001. The land and building acquired have been pledged as collateral.

CAPITAL LEASES PAYABLE

     At December 31, 1999 (unaudited), capital leases are payable in equal monthly instalments of $65,379 (September 30, 1999 -- $36,635) including principal and interest at rates varying between 4.00 to 10.00%. The leases are collateralized by the underlying assets and expire in 2002 and 2003.

SENIOR BANK FACILITY

     On December 17, 1999, the company's subsidiary signed a commitment letter relating to a senior bank facility for an amount of $220 million to finance part of the acquisition of the business of Shaw FiberLink Ltd. (note 20(a)). The bank facility is comprised of a $120 million seven year revolving reducing term loan and a $100 million reducing term loan. The bank facility will be collateralized by a first ranking fixed and floating charge and security interest in all of the assets of the company's subsidiary. The parent company also has provided a guarantee, collateralized by the parent company's assets, including a pledge of its shares of the subsidiary. In addition, the bank facility is collateralized by the parent and subsidiary's present and future assets including telecommunications equipment, inventory, real property, owned or leased, used at a major switching and transmission node location, all interconnection agreements to the extent permitted by law, general intangibles, contract rights, indefeasible rights of use, points of presence and franchises and licenses.

     At the option of the company's subsidiary, the bank facility may be used as LIBOR loans denominated in U.S. dollars, bankers acceptances in Canadian dollars, U.S. Base rate loans in U.S. dollars and standby letters of credit in Canadian or U.S. dollars. Depending on the financial status of the company, the margins added to the applicable interest rates may vary from 2.0% to 4.5%.

ADDITIONAL VENDOR FINANCING

     On December 17, 1999, the company's subsidiary signed a commitment letter for a U.S.$315 million vendor facility to finance the purchase and installation of equipment and services. The vendor facility is available in tranches of U.S.$161 million and U.S.$154 million. The vendor retains the right to convert up to U.S.$140 million into a senior secured loan. The vendor facility becomes available upon receipt by the company of additional debt and equity commitments. The initial borrowings under this vendor facility must be used to repay amounts outstanding under the existing credit facility with this vendor (see note 10(a)).

     The vendor facility will be repayable over 8 1/2 years with quarterly principal repayment at the rate of 1.25% of the amount outstanding, starting in 2003 until the end of year eight. For the last two quarters in 2008, the principal is repayable quarterly at the rate of 37.5% of the outstanding amount.

                             GT GROUP TELECOM INC.

Any amounts converted into a senior secured loan payable is subject to limited amortization, with the balance to be repaid at maturity.

     The vendor facility bears interest at rates of 2.0% to 4.5% over the United States bank prime rate or over LIBOR based on the company's financial status.

     In addition, a commitment fee varying between 0.75% and 1.50% depending on the level of utilization of the vendor facility is payable on the undrawn portion.

11.  SHARE CAPITAL

Authorized

  Common

          Unlimited number of Class A voting shares without nominal or par value, each Class A share has one vote; unlimited number of Class B non-voting shares without nominal or par value. Other than with respect to voting rights and conversion rights, the two classes of common shares have identical rights. Each Class B non-voting share may, under certain limited circumstances at the option of the holder, be converted into one Class A voting share. The holders of Class A and B shares are entitled to receive dividends as determined by the Board of Directors, subject to the rights of the holders of the preferred shares. The holders of Class A and B shares are also entitled to participate equally in the event of liquidation of the company, subject to the rights of the holders of the preferred shares.

  Preferred

          Unlimited number of non-voting first and second preference shares without nominal or par value. The first and second preference shares may be issued in one or more series. Each share is convertible at the option of the holder into either Class A voting shares or Class B non-voting shares depending on foreign ownership restrictions then in place and automatically upon an initial public offering of such shares, initially on a one-for-one basis to May 7, 2000, with a compound increase of 10%, subject to adjustment. The Board of Directors of the company may fix the number of shares in each series and designate rights, privileges, restriction, conditions and other provisions. The first and second preference shares shall be entitled to preference over any other shares of the company with respect to the payment of dividends and in the event of liquidation of the company.

          On May 7, 1999, the first preference shares, Series A first preference shares were created. In addition to the rights and privileges of the first preference shares described above, the Series A first preference shares have a liquidation value equal to the price paid for the share plus a compound annual rate of return of 10% and have anti-dilutive provisions protecting their conversion into Class A voting shares or Class B non-voting shares. At December 31, 1999 (unaudited) and September 30, 1999, there were 50,000,000 authorized Series A first preference shares.

                             GT GROUP TELECOM INC.

  Issued

                                       NUMBER OF      NUMBER OF         NUMBER OF
                                        CLASS A        CLASS B           SERIES A
                                         VOTING       NON-VOTING     FIRST PREFERENCE
                                         SHARES         SHARES            SHARES           AMOUNT
                                       ----------    ------------    ----------------    -----------
Balance as at September 30, 1996.....   5,175,500            --                 --       $   228,500
  Class A voting shares issued for
     cash............................     154,000            --                 --           136,250
  Share re-organization (b)..........   5,329,500            --                 --                --
  Less cancelled shares (b)..........  (5,000,000)           --                 --          (171,100)
  Class A voting shares issued for                                              --
     Cash............................   1,661,781            --                 --           352,448
     Upon exercise of options
       relating to warrants (c)......     310,000            --                 --            77,500
     Upon exercise of options........      79,737            --                 --            39,868
     Upon exercise of warrants (c)...     144,385            --                 --            72,193
     Upon conversion of debentures
       (c)...........................     520,000            --                 --           130,000
     For services rendered...........      20,229            --                 --             7,080
     Shares redeemed and cancelled...  (1,300,000)           --                 --           (13,000)
     Share issuance costs............          --            --                 --           (23,604)
                                       ----------     ---------         ----------       -----------
Balance as at September 30, 1997.....   7,095,132            --                 --       $   836,135
  Class A voting shares issued for
     Cash............................   4,880,629            --                 --         6,082,677
     Upon exercise of options........     822,167            --                 --           331,902
     Upon exercise of warrants.......       7,900            --                 --             3,950
     Upon conversion of debentures
       (c)...........................   2,482,592            --                 --         1,886,425
     Share issuance costs............          --            --                 --          (494,937)
                                       ----------     ---------         ----------       -----------
Balance at September 30, 1998........  15,288,420            --                 --       $ 8,646,152
  Class A voting shares issued for
     Cash............................   2,004,322            --                 --         3,480,241
     Upon exercise of options........     630,000            --                 --            70,000
     Upon conversion of debentures
       (c)...........................     338,407            --                 --           423,010
     Share issuance costs............          --            --                 --           (46,103)
  Series A first preference shares
     issued for
     Cash (d)........................          --            --         27,666,667        41,500,000
     Upon exercise of options (d)....          --            --         13,833,335        25,937,503
     Share issuance costs............          --            --                 --          (156,962)
  Class B non-voting shares issued
     for
     Cash............................          --       721,101                 --           901,376
     Upon conversion of debentures
       (c)...........................          --     3,427,468                 --         4,284,335
     Share issuance costs............          --            --                 --          (159,696)
                                       ----------     ---------         ----------       -----------
Balance at September 30, 1999........  18,261,149     4,148,569         41,500,002       $84,879,856
  Class A voting shares issued for
     Purchase of businesses (note
       19)...........................     336,666            --                 --         1,009,998
     Upon exercise of options........      12,120            --                 --            14,976
     Share issuance costs............          --            --                 --              (569)
  Series A first preference shares
     issued for
     Acquisition of rights of way
       (g)...........................          --            --          1,000,000         1,875,000
                                       ----------     ---------         ----------       -----------
Balance at December 31, 1999
  (unaudited)........................  18,609,935     4,148,569         42,500,002       $87,779,261
                                       ==========     =========         ==========       ===========

                             GT GROUP TELECOM INC.

(A) CHANGE IN AUTHORIZED AND ISSUED SHARES

     In September 1998, the company redesignated all authorized common shares, both issued and unissued, as Class A voting shares and increased authorized capital by creating an unlimited number of shares designated as Class B non-voting shares. This change in classification for issued shares has been presented retroactively in these financial statements.

(B) SHARE RE-ORGANIZATION

     On February 18, 1997, the company undertook a re-organization of shares held by shareholders of record at January 23, 1997. Under the re-organization, the company divided its existing issued common shares on the basis of two new shares for each existing share. The founding shareholders then returned their "founders" shares (5,000,000) for cancellation. As a result, the weighted average cost of these shares of $171,100 was transferred to additional paid-in capital.

(C) CONVERTIBLE DEBENTURES

  YEAR ENDED SEPTEMBER 30, 1999

     On December 15, 1998 and March 5, 1999, the company issued 12% convertible debentures totalling $4,536,000 due March 31, 2000. The debentures plus accrued interest could be converted by the company into fully-paid Series A first preference shares at a conversion price of $1.25 per preference share before July 1, 1999 ("Mandatory Conversion Period"). If the company did not exercise its right to convert the debentures into Series A first preference shares, each holder of debentures had the option to convert the debentures into fully paid Class A voting shares or Class B non-voting shares at a conversion price of $1.25 per share, in compliance with CRTC foreign ownership restrictions in effect at the time of conversion.

     On April 30, 1999, the company waived the condition that the debentures be converted to Series A first preference shares, and all debentures including accrued interest were converted into 338,407 Class A voting shares and 3,427,468 Class B non-voting shares.

  YEAR ENDED SEPTEMBER 30, 1998

     During the period from February 18, 1998 to March 17, 1998, the company issued 14% convertible debentures totalling $1,824,000 due in 2001 which were converted together with accrued interest, on the basis of one Class A voting share for each $.7692307 of indebtedness resulting in the issuance of 2,482,592 Class A voting shares in 1998.

  YEAR ENDED SEPTEMBER 30, 1997

     The company issued $130,000 of units comprised of convertible debt and share purchase warrants under agreements dated January 6, 1997 and January 9, 1997. Unitholders were entitled to convert into shares, principal owing at the rate of $0.50 per share, and share purchase warrants at a rate of two for every $1.00 invested. Unitholders were also granted the option to invest an additional amount of equity under the same conversion and share purchase warrant terms within 90 days of the last principal instalment. The effect of the share re-organization of February 18, 1997 was to change the effective conversion price of the convertible debt to $0.25 per share.

     During the year ended September 30, 1997 all unitholders exercised their conversion right resulting in the issuance of 520,000 Class A voting shares and a number of unitholders exercised their options and warrants resulting in the issuance of 310,000 and 144,385 Class A voting shares

                             GT GROUP TELECOM INC.

respectively. There was no effect on the exercise price contained in the convertible debt share purchase warrants.

(D) PREFERENCE SHARE PURCHASE OPTIONS

     On May 7, 1999, the company issued 27,666,667 units to a group of institutional shareholders at $1.50 per unit. Each unit consisted of one Series A first preference share and an option to purchase half of one Series A first preference share at a share price of $1.875 until August 10, 1999 and at $2.25 until November 10, 1999. At the year-end, all the options had been exercised, resulting in the issuance of 13,833,335 Series A first preference shares.

(E) COMMON SHARE OPTIONS AND WARRANTS

     From time to time, the company grants incentive stock options to officers, directors, and employees of the company. These options are subject to early call by the company to comply with regulatory requirements upon the filing of a preliminary prospectus to complete an initial public offering.

  OPTIONS

     At December 31, 1999 (unaudited), there were 3,728,094 (September 30, 1999 -- 2,161,842) options to purchase Class A voting shares and 2,950,000 (September 30, 1999 -- 2,300,000) options to purchase Class B non-voting shares outstanding. These options expire between March 1, 2000 and December 16, 2004.

     Option activity for each of the years is as follows:

                                                                      SEPTEMBER 30,
                                             DECEMBER 31,   ---------------------------------
                                                 1999         1999        1998        1997
                                             ------------   ---------   ---------   ---------
                                             (UNAUDITED)
Outstanding -- Beginning of period.........   4,461,842     1,854,978   1,311,263     145,000
Granted
  Class A voting shares at a weighted
     average price of $2.86 per share
     (September 30, 1999 -- $1.34; 1998 --
     $0.44; 1997 -- $0.50).................   1,610,800     1,658,228   1,690,792   1,646,000
  Class B non-voting shares at a weighted
     average price of $3.00 per share
     (September 30, 1999 -- $2.04; 1998 --
     nil; 1997 -- nil).....................     650,000     2,300,000          --          --
Class A voting shares:
  Exercised at a weighted average price of
     $1.24 per share (September 30, 1999 --
     $0.11; 1998 -- $0.40; 1997 --
     $0.50)................................     (12,120)     (630,000)   (822,167)    (79,737)
  Expired..................................          --      (682,003)    (24,910)         --
  Cancelled................................     (32,428)      (39,361)   (300,000)   (400,000)
                                              ---------     ---------   ---------   ---------
Outstanding -- End of period...............   6,678,094     4,461,842   1,854,978   1,311,263
                                              =========     =========   =========   =========
Exercisable -- End of period
  Class A voting shares....................   1,861,739     1,726,564   1,854,978   1,311,263
  Class B non-voting shares................   1,940,972     1,883,333          --          --
                                              ---------     ---------   ---------   ---------
Total......................................   3,802,711     3,609,897   1,854,978   1,311,263
                                              =========     =========   =========   =========

                             GT GROUP TELECOM INC.

     Certain of the options granted in 1999 vest over a period of 36 months. Other options vest on the date of the grant with some of the shares underlying the options vesting over a period of 36 months.

  WARRANTS

     Warrant activity for each of the years is as follows:

                                                                             SEPTEMBER 30,
                                                  DECEMBER 31,     ---------------------------------
                                                      1999           1999        1998         1997
                                                  ------------     --------     -------     --------
                                                  (UNAUDITED)
Outstanding -- Beginning of period.............     100,000         415,000     270,615           --
Granted at a weighted average price of $nil per
  share (September 30, 1999 -- $nil; 1998 --
  $0.50; 1997 -- $0.50)........................          --              --     152,285      415,000
Exercised at a weighted average price of $nil
  per share (September 30, 1999 -- $nil; 1998
  -- $0.50; 1997 -- $0.50).....................          --              --      (7,900)    (144,385)
Expired........................................          --        (313,311)         --           --
Cancelled......................................          --          (1,689)         --           --
                                                    -------        --------     -------     --------
Outstanding -- End of period...................     100,000         100,000     415,000      270,615
                                                    =======        ========     =======     ========

     The warrants vested on the date of grant and are exercisable on Class A voting shares and expire on November 30, 2000.

(F) ADDITIONAL PAID-IN CAPITAL

     During the year ended September 30, 1998, the company granted stock options to certain employees who were also directors in lieu of compensation payable at September 30, 1997. An amount of $84,275 in compensation payable forgiven has been recorded as additional paid-in capital.

(G) SHARES TO BE ISSUED

     At September 30, 1999, 1,000,000 Series A first preference shares at $1.875 per share remained to be issued in connection with the acquisition of rights of way in August 1999. These were issued in December 1999.

12.  LOSS PER SHARE

     Loss per share has been calculated using the weighted average number of common shares outstanding for the years after giving retroactive effect to the share reorganization (note 11(b)) on February 18, 1997. The weighted average number of common shares for the periods ended December 31, 1999 (unaudited) amounted to 22,473,692 and December 31, 1998 (unaudited) amounted to 15,341,753 (September 30, 1999 -- 17,859,352; 1998 -- 9,541,861; 1997 -- 8,024,006) shares.

     Fully diluted loss per share has not been disclosed as it would be anti-dilutive.

                             GT GROUP TELECOM INC.

13.  INCOME TAXES

     The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

                                                          YEAR ENDED SEPTEMBER 30,
                                   DECEMBER 31,    ---------------------------------------
                                       1999           1999           1998          1997
                                   ------------    -----------    -----------    ---------
                                   (UNAUDITED)
Future income tax assets
  Accounts receivable............  $     52,000    $        --    $        --    $      --
  Property, plant and
     equipment...................       192,000         27,000             --           --
  Deferred charges...............            --         63,000         12,000        9,000
  Debt and share issue costs.....        86,000        257,000        222,000       11,000
  Operating loss carryforwards...    11,281,000      5,709,000      1,488,000      298,000
                                   ------------    -----------    -----------    ---------
                                     11,611,000      6,056,000      1,722,000      318,000
Future income tax liabilities
  Deferred charges...............      (122,000)            --             --           --
  Property, plant and
     equipment...................            --             --        (79,000)     (30,000)
                                   ------------    -----------    -----------    ---------
                                     11,489,000      6,056,000      1,643,000      288,000
Less: Valuation allowance........   (11,489,000)    (6,056,000)    (1,643,000)    (288,000)
                                   ------------    -----------    -----------    ---------
                                   $         --    $        --    $        --    $      --
                                   ============    ===========    ===========    =========

     Management has recorded a valuation allowance for the net amount of future income tax assets.

     The company has non-capital losses available to reduce taxable income in future years. These losses expire as follows:

Year ending September 30,
  2002.....................................................  $    11,000
  2003.....................................................      315,000
  2004.....................................................      522,000
  2005.....................................................    4,523,000
  2006.....................................................    7,764,000
Period ending December 31, (unaudited)
  2007.....................................................   11,604,000
                                                             -----------
                                                             $24,739,000
                                                             ===========

                             GT GROUP TELECOM INC.

     The income tax provision for the year differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss before income taxes as follows:

                                                            YEAR ENDED SEPTEMBER 30,
                                     DECEMBER 31,    ---------------------------------------
                                         1999           1999           1998          1997
                                     ------------    -----------    -----------    ---------
                                     (UNAUDITED)
Statutory Canadian federal and
  provincial income tax rates......         45.6%           45.6%          45.6%        45.6%
                                     -----------     -----------    -----------    ---------
Income tax recovery based on the
  statutory rates..................  $(5,471,739)    $(4,469,781)   $(1,112,035)   $(196,054)
Differences from statutory rates
  relating to
  Tax effect of loss benefits which
     have not been recorded........    5,471,739       4,469,781      1,112,035      196,054
Large corporations tax.............       65,085         165,000             --           --
                                     -----------     -----------    -----------    ---------
                                     $    65,085     $   165,000    $        --    $      --
                                     ===========     ===========    ===========    =========

14.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

  FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

     The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short-term vendor payable amounts approximate their carrying values due to the short-term nature of these instruments. At December 31, 1999 (unaudited) and September 30, 1999 and 1998, the carrying value of long-term debt approximates its fair value. The fair value of the long-term debt was calculated using discounted cash flow analysis.

  CREDIT RISK

     Financial instruments that potentially subject the company to a concentration of credit risk consist of cash and cash equivalents, and accounts receivable. The company's cash and cash equivalents are deposited with highly rated financial institutions. The company's accounts receivable are derived from revenue earned from customers located in Canada. The company performs ongoing credit evaluations on its customers' financial condition and, generally, requires no collateral from its customers. The company maintains an allowance for doubtful accounts receivable based upon expected collectibility of accounts receivable.

     For the period ended December 31, 1999 (unaudited), two customers of the company accounted for 50% (one customer accounted for 42% and a second customer accounted for 8%) of the company's revenue while for the period ended December 31, 1998 (unaudited), one customer accounted for 35% of the company's revenue. For the year ended September 30, 1999, three customers of the company accounted for approximately 48% of revenue (one customer accounted for 26%, a second customer accounted for 12% and a third customer accounted for 10%) and for the year ended September 30, 1998, two customers of the company accounted for approximately 55% (one customer accounted for 37% and a second customer accounted for 18%) of the company's revenue. For the year ended September 30, 1997 one customer of the company accounted for approximately 28% of the company's revenue.

                             GT GROUP TELECOM INC.

  INTEREST RATE AND FOREIGN CURRENCY RISK

     The following table summarizes the company's exposure to interest rate risk:

                                                        FIXED RATE
                                           FLOATING       WITHIN     FIXED RATE   NON-INTEREST
                                             RATE        ONE YEAR    1-5 YEARS      BEARING
                                          -----------   ----------   ----------   ------------
DECEMBER 31, 1999 (UNAUDITED)
  Financial assets
     Cash and cash equivalents
       Canadian dollars.................  $ 6,446,610    $     --    $       --   $        --
       U.S. dollars (US$15,745,071).....   22,901,206          --            --            --
       Other current assets.............           --          --            --     5,779,510
  Financial liabilities
     Other current liabilities
       Canadian dollars.................           --          --            --    33,858,864
       U.S. dollars (US$759,007)........           --          --            --     1,103,976
     Long-term debt
       Canadian dollars.................           --     752,542     2,242,116            --
       U.S. dollars (US$39,724,418).....   43,809,236   2,993,556    10,976,371            --
SEPTEMBER 30, 1999
  Financial assets
     Cash and cash equivalents
       Canadian dollars.................   39,794,095          --            --            --
       U.S. dollars (US$13,657,292).....   20,057,366          --            --            --
       Other current assets.............           --          --            --     3,783,557
  Financial liabilities
     Other current liabilities
       Canadian dollars.................           --          --            --     9,554,370
       U.S. dollars (US$3,660,454)......           --          --            --     5,371,716
     Long-term debt
       Canadian dollars.................           --     327,410     1,603,398            --
       U.S. dollars (US$31,815,047).....   40,397,833     925,948     5,555,691            --
SEPTEMBER 30, 1998
  Financial assets
     Cash and cash equivalents
       Canadian dollars.................    1,615,250          --            --            --
       U.S. dollars (US$562,429)........      861,195          --            --            --
     Other current assets...............           --          --            --     1,102,967
  Financial liabilities
     Other current liabilities
       Canadian dollars.................           --          --            --     2,035,571
       U.S. dollars (US$574,296)........           --          --            --       879,296
     Vendor payable (US$3,070,965)......    4,702,260          --            --            --
     Long-term debt.....................           --     114,743       775,636            --
SEPTEMBER 30, 1997
  Financial assets
     Cash and cash equivalents..........       60,925          --            --            --
     Other current assets...............           --          --            --       380,198
  Financial liabilities
     Note payable.......................           --          --            --        57,000
     Other current liabilities..........           --          --            --       599,523

                             GT GROUP TELECOM INC.

     The company is exposed to foreign currency fluctuations on its U.S. dollar denominated trade payables and long-term debt to the extent that these liabilities exceed the U.S. dollar cash and cash equivalents.

15.  FOREIGN EXCHANGE

     During the period ended December 31, 1999 (unaudited), the company realized a foreign exchange loss of $254,313 (December 31, 1998 (unaudited) -- gain of $32,078) on the translation of U.S. cash and cash equivalents and U.S. payables (September 30, 1999 -- $93,684; 1998 -- gain of $251,246; 1997 -- $nil) which has been recognized in the statement of operations.

16.  COMMITMENTS AND CONTINGENCIES

  CAPITAL EXPENDITURES

     The company has entered into a vendor financing agreement (note 10) to purchase and licence certain engineering and construction services together with digital switches and related network software and equipment from a supplier. At September 30, 1999 the minimum future purchase commitment is US$12.6 million over the next twenty months.

  LETTER OF CREDIT

     In October 1999, the company granted a letter of credit in favour of a network equipment supplier in the amount of $253,133.

  OPERATING LEASES

     The company has entered into operating leases for its premises, certain equipment and for rights of way. Minimum lease payments for the next five years and thereafter are as follows:

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1999            1999
                                                              ------------    -------------
                                                              (UNAUDITED)
2000........................................................  $ 4,825,646      $ 1,732,405
2001........................................................    4,779,316        1,985,362
2002........................................................    4,782,152        1,988,198
2003........................................................    4,025,660        1,992,588
2004........................................................    4,010,742        1,994,966
Thereafter..................................................   32,693,343       16,284,087

     The rent expense under operating leases for the following periods was as follows:

                                   THREE MONTHS ENDED
                                      DECEMBER 31,            YEAR ENDED SEPTEMBER 30,
                                   -------------------    --------------------------------
                                     1999       1998        1999        1998        1997
                                   --------    -------    --------    --------    --------
                                       (UNAUDITED)
Operating lease expense..........  $630,011    $45,804    $196,933    $165,150    $135,473

                             GT GROUP TELECOM INC.

17.  ADDITIONAL CASH FLOW DISCLOSURES

                                   THREE MONTHS ENDED
                                      DECEMBER 31,            YEAR ENDED SEPTEMBER 30,
                                   -------------------    --------------------------------
                                     1999       1998        1999        1998        1997
                                   --------    -------    --------    --------    --------
                                       (UNAUDITED)
Interest paid....................  $310,868    $21,832    $ 95,054    $ 53,000    $     --
Income taxes paid................        --         --          --          --          --

  NON-CASH TRANSACTIONS

     Purchases of property, plant and equipment of $15,252,944 for the period ended December 31, 1999 (unaudited) (September 30, 1999 -- $55,166,478; 1998 --
$6,549,899; 1997 -- $nil) and purchase of other assets of $9,649,941 at December 31, 1999 (unaudited) were financed through long-term debt, notes payable and through accounts payable and accrued liabilities. Accordingly, these transactions are not reflected in the Statements of Cash Flows.

18.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 dates are processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failures which could affect the company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

19.  BUSINESS ACQUISITIONS

(a) In October, 1999, the company entered into an agreement to purchase the assets of T1 Technologies Inc., a Calgary based telecommunications company. The total consideration is $410,000 and consists of $210,000 of cash and 66,666 Class A voting shares.

(b) In October, 1999, the company purchased the business and certain assets and liabilities of Single Source Ltd. and Single Source Communications Inc. which are companies in the business of reselling telecommunications services to customers in the Toronto region. The acquisition of the business' assets and liabilities are accounted for by the purchase method of accounting under which the assets and liabilities purchased are recorded at their fair values with the excess of the purchase price over the fair value of identifiable assets and liabilities acquired recorded as goodwill. The results of operations are included in the company's consolidated statement of operations from the date of acquisition.

     The consideration consisted of the following:

Purchase price
  Cash......................................................  $2,500,000
  Ascribed value of 270,000 Class A voting shares issued....     810,000
                                                              ----------
                                                              $3,310,000
                                                              ==========

                             GT GROUP TELECOM INC.

     Details of the assets and liabilities acquired at their fair value are as follows:

Accounts receivable.........................................  $  264,000
Equipment...................................................     435,000
Goodwill....................................................   2,851,000
Accounts payable............................................    (240,000)
                                                              ----------
                                                              $3,310,000
                                                              ==========

20.  SUBSEQUENT EVENTS

(a) On December 22, 1999, the company entered into an asset purchase and subscription agreement with Shaw Communications Inc. ("Shaw Communications") and Shaw FiberLink Ltd. ("Shaw FiberLink"). This transaction closed on February 16, 2000. Under the purchase agreement, the company purchased from Shaw FiberLink all of the property and assets of Shaw FiberLink used in connection with the high speed data and competitive access business. The assets purchased include equipment, computer hardware, fixed assets, replacement parts, operational contracts, equipment contracts, supply contracts, interconnect agreements, co-location agreements, customer contracts, software licenses, broadband wireless licenses, vehicles, intellectual property, permits, goodwill and certain other fiber assets. The company and Shaw FiberLink also entered into an Indefeasible Right to Use agreement ("indefeasible right to use") which grants the company an indefeasible right to use certain specifically identified existing fibers in the fiber optic cable networks of Shaw Communications for 60 years. In addition, the company will receive an indefeasible right to use fibers to be built over the next three years in mutually agreed regions. The company will also assume certain obligations related to permits, operational contracts, customer contracts, software licenses and certain other obligations.

     The purchase consideration of $760 million consisted of $360 million in cash and sufficient series B first preference shares of the company to provide Shaw Communications with a 28.5% fully diluted interest in the company at the date the acquisition was consummated, subject to adjustments related to financing and employee options and warrants. Management's estimate of the fair value of these shares was $400 million. Acquisition costs amounted to $20 million.

     Details of the assets and liabilities acquired at their fair value are as follows:

INDEFEASIBLE RIGHT TO USE AGREEMENT:
Prepayment for indefeasible rights to use fibers to be
  constructed...............................................  $223,000
Property, plant and equipment representing indefeasible
  rights to use fibers......................................   329,000
SHAW FIBERLINK PURCHASE:
Property, plant and equipment...............................   100,000
Intangible assets...........................................    28,800
Goodwill....................................................   127,200
Future income taxes.........................................   (28,000)
                                                              --------
                                                              $780,000
                                                              ========

     The prepayment of $223 million on property, plant and equipment represents the prepayment of an indefeasible right to use certain fibers to be built by Shaw Communications over the next three years. Included in property, plant and equipment is an amount of $22 million for an indefeasible right to use certain existing fibers located in New Brunswick, Canada, commencing in 2003.

                             GT GROUP TELECOM INC.

     The above noted allocated amounts are based upon the Company's preliminary estimates of fair values. The allocation of the purchase price may be revised when additional information is obtained.

(b) Pursuant to an Offering Circular and Purchase Agreement which closed on February 1, 2000, the company issued 855,000 Units, consisting of U.S.$855 million (issued at a price of 52.651%) of 13.25% Senior Discount Notes Due 2010 and 855,000 Warrants to Purchase 4,198,563 Class B non-voting shares. Gross proceeds amounted to U.S.$450.2 million, equivalent to approximately $651 million. Expenses related to the offering amounted to approximately $22.5 million.

21.  PRIOR YEAR COMPARATIVE AMOUNTS

     Certain prior years comparative numbers have been reclassified to conform to the current year's presentation.

22. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

     The company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, in the case of the company conform in all material respects with GAAP in the United States of America, except as outlined below:

  (A) NET LOSS AND SHAREHOLDERS' EQUITY

          The following summary sets out the adjustments to the company's loss and shareholders' equity which would be made to conform to U.S. GAAP:

                                         THREE MONTHS ENDED
                                            DECEMBER 31,                  YEAR ENDED SEPTEMBER 30,
                                     ---------------------------   --------------------------------------
                                         1999           1998           1999          1998         1997
                                     ------------   ------------   ------------   -----------   ---------
                                             (UNAUDITED)
    Loss for the period in
      accordance with Canadian
      GAAP.........................  $(12,064,512)  $(1,814,994)   $ (9,967,152)  $(2,438,673)  $(429,943)
    Impact of U.S. accounting
      principles
      Deferred charges(c)..........       (14,460)      (12,648)       (300,780)      (86,762)      8,475
      Stock-based compensation(d)..    (1,015,444)           --         (56,017)   (1,056,597)     (5,000)
      Deferred foreign
        exchange(e)................       670,346            --         (11,856)           --          --
                                     ------------   -----------    ------------   -----------   ---------
    Loss and comprehensive loss for
      the period in accordance with
      U.S. GAAP....................  $(12,424,070)  $(1,827,642)   $(10,335,805)  $(3,582,032)  $(426,468)
                                     ============   ===========    ============   ===========   =========
    Loss per share in accordance
      with U.S. GAAP...............  $      (0.55)  $     (0.12)   $      (0.58)  $     (0.38)  $   (0.05)
                                     ============   ===========    ============   ===========   =========

                             GT GROUP TELECOM INC.

          The reconciliation of the change in shareholders' equity from Canadian to U.S. GAAP is as follows:

                                                                  SEPTEMBER 30,
                                      DECEMBER 31,    --------------------------------------
                                          1999           1999           1998          1997
                                      ------------    -----------    -----------    --------
                                      (UNAUDITED)
    Shareholders' equity in
      accordance with Canadian
      GAAP..........................  $62,888,415     $73,928,522    $ 5,786,970    $331,351
    Deferred charges(c).............     (417,000)       (402,540)      (101,760)    (14,998)
    Cumulative Stock-based
      compensation expense(d).......   (2,133,058)     (1,117,614)    (1,061,597)     (5,000)
    Deferred stock based
      compensation expense..........  (19,365,982)       (287,176)            --          --
    Net change in stock
      options(d)....................   21,499,040       1,404,790      1,061,597       5,000
    Deferred foreign exchange(e)....      658,490         (11,856)            --          --
                                      -----------     -----------    -----------    --------
    Shareholders' equity in
      accordance with U.S. GAAP.....  $63,129,905     $73,514,126    $ 5,685,210    $316,353
                                      ===========     ===========    ===========    ========

  (B) CONSOLIDATED BALANCE SHEETS

          The following table indicates the restated amounts for the items in the consolidated balance sheets of the company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

                                                                   SEPTEMBER 30,
                                       DECEMBER 31,    -------------------------------------
                                           1999           1999           1998         1997
                                       ------------    -----------    ----------    --------
                                       (UNAUDITED)
    Other assets(c)..................  $12,038,019     $   877,258    $  104,907    $ 26,970
    Deferred stock-based compensation
      expense(d).....................  (19,365,982)    $  (287,176)           --          --
    Share capital....................   88,380,251      85,479,556     8,646,152     836,135
    Additional paid-in capital.......      337,215         337,215       255,375     171,100
    Stock options outstanding(d).....   20,816,210         723,250            --          --
    Deficit..........................   26,118,403      14,613,719     4,277,914     695,882

  (C) REPORTING THE COSTS OF START-UP ACTIVITIES

          In April 1998 the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting the Costs of Start-Up Activities". SOP 98-5 requires that all start-up costs related to new operations be expensed as incurred and any start-up costs capitalized in the past must be written off. Canadian GAAP permits these costs to be deferred and amortized. The company's start-up costs relate to organization, registration, and negotiation activities.

  (D) STOCK-BASED COMPENSATION

          For U.S. GAAP, the company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. For Canadian GAAP, stock-based compensation expense is not recorded in the accounts of the Company.

                             GT GROUP TELECOM INC.

          Had the company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" the company's loss and loss per share would be as follows:

                                                                                  YEAR ENDED SEPTEMBER 30,
                                                                       ----------------------------------------------
                                                                           1999              1998             1997
                                                                       ------------       -----------       ---------
    Loss in accordance with U.S. GAAP...........................       $(10,335,805)      $(3,582,032)      $(426,468)
    Additional compensation expense.............................           (173,968)          (18,208)        (59,490)
                                                                       ------------       -----------       ---------
    Pro forma net loss..........................................       $(10,509,773)      $(3,600,240)      $(485,958)
                                                                       ============       ===========       =========
    Pro forma loss per share....................................       $      (0.59)      $     (0.38)      $   (0.06)
                                                                       ============       ===========       =========

          The pro forma compensation expense reflected above has been estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of between 4.10% -- 6.16%; (ii) expected volatility of nil; (iii) expected dividend yield of nil; and (iv) an estimated average life of 2.67 years.

          A summary of stock options outstanding at December 31, 1999 (unaudited) is set out below:

                                       OUTSTANDING STOCK OPTIONS             EXERCISABLE STOCK OPTIONS
                             ---------------------------------------------   --------------------------
                                            WEIGHTED-
                                             AVERAGE          WEIGHTED-                    WEIGHTED-
                                            REMAINING          AVERAGE                      AVERAGE
   EXERCISE PRICE             NUMBER     CONTRACTUAL LIFE   EXERCISE PRICE    NUMBER     EXERCISE PRICE
   --------------            ---------   ----------------   --------------   ---------   --------------
   $0.50...................    276,134      1.04 years          $ 0.50         276,134       $ 0.50
   $1.00...................     37,500      0.83 years            1.00          37,500         1.00
   $1.25...................  1,229,118      3.45 years            1.25         961,325         1.25
   $1.50...................  1,108,000      4.40 years            1.50         621,236         1.50
   $1.875..................  1,473,992      4.13 years           1.875       1,318,699        1.875
   $3.00...................  2,553,350      4.68 years            3.00         587,817         3.00
                             ---------      ----------          ------       ---------       ------
                             6,678,094      4.11 years          $ 2.07       3,802,711       $ 1.72
                             =========      ==========          ======       =========       ======

     A summary of stock options outstanding at September 30, 1999 is set out below:

                                       OUTSTANDING STOCK OPTIONS             EXERCISABLE STOCK OPTIONS
                             ---------------------------------------------   --------------------------
                                            WEIGHTED-
                                             AVERAGE          WEIGHTED-                    WEIGHTED-
                                            REMAINING          AVERAGE                      AVERAGE
   EXERCISE PRICE             NUMBER     CONTRACTUAL LIFE   EXERCISE PRICE    NUMBER     EXERCISE PRICE
   --------------            ---------   ----------------   --------------   ---------   --------------
   $0.50...................    277,224      1.29 years          $ 0.50         277,224       $ 0.50
   $1.00...................     37,500      1.08 years            1.00          37,500         1.00
   $1.25...................  1,239,118      3.76 years            1.25         972,062         1.25
   $1.50...................  1,108,000      4.60 years            1.50         523,111         1.50
   $1.875..................  1,300,000      4.59 years           1.875       1,300,000        1.875
   $3.00...................    500,000      4.92 years            3.00         500,000         3.00
                             ---------      ----------          ------       ---------       ------
                             4,461,842      4.17 years          $ 1.64       3,609,897       $ 1.69
                             =========      ==========          ======       =========       ======

                             GT GROUP TELECOM INC.

          A summary of stock options outstanding at September 30, 1998 is set out below:

                                       OUTSTANDING STOCK OPTIONS             EXERCISABLE STOCK OPTIONS
                             ---------------------------------------------   --------------------------
                                            WEIGHTED-
                                             AVERAGE          WEIGHTED-                    WEIGHTED-
                                            REMAINING          AVERAGE                      AVERAGE
   EXERCISE PRICE             NUMBER     CONTRACTUAL LIFE   EXERCISE PRICE    NUMBER     EXERCISE PRICE
   --------------            ---------   ----------------   --------------   ---------   --------------
   $0.01...................    500,000      2.50 years          $0.01          500,000       $0.01
   $0.50...................    277,660      1.52 years           0.50          277,660        0.50
   $1.00...................    849,067      0.40 years           1.00          849,067        1.00
   $1.25...................    228,251      2.75 years           1.25          228,251        1.25
                             ---------      ----------          -----        ---------       -----
                             1,854,978      1.42 years          $0.69        1,854,978       $0.69
                             =========      ==========          =====        =========       =====

          A summary of stock options outstanding at September 30, 1997 is set out below:

                                       OUTSTANDING STOCK OPTIONS             EXERCISABLE STOCK OPTIONS
                             ---------------------------------------------   --------------------------
                                            WEIGHTED-
                                             AVERAGE          WEIGHTED-                    WEIGHTED-
                                            REMAINING          AVERAGE                      AVERAGE
   EXERCISE PRICE             NUMBER     CONTRACTUAL LIFE   EXERCISE PRICE    NUMBER     EXERCISE PRICE
   --------------            ---------   ----------------   --------------   ---------   --------------
   $0.50...................  1,311,263      1.25 years          $0.50        1,311,263       $0.50

  (E) DEFERRED FOREIGN EXCHANGE

          U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining term of the long-term monetary items.

  (F) DETAILS OF AMORTIZATION EXPENSE

                                      THREE MONTHS ENDED
                                         DECEMBER 31,             YEAR ENDED SEPTEMBER 30,
                                 ----------------------------   -----------------------------
                                     1999            1998         1999       1998      1997
                                 ------------    ------------   --------   --------   -------
                                 (UNAUDITED)     (UNAUDITED)
    Amortization expense for
      the period consists of:
      Property, plant and
         equipment.............   $  964,410       $133,175     $839,455   $213,240   $37,511
      Goodwill.................      155,555             --           --     32,822     9,160
      Deferred charges.........        4,180          4,372       13,084      8,516     8,475
                                  ----------       --------     --------   --------   -------
                                  $1,124,145       $137,547     $852,539   $254,578   $55,146
                                  ==========       ========     ========   ========   =======

                             GT GROUP TELECOM INC.

  (G) REVENUES AND COST OF SALES WERE SPLIT BETWEEN PRODUCTS AND SERVICES AS
      FOLLOWS:

                                THREE MONTHS ENDED
                                   DECEMBER 31,                   YEAR ENDED SEPTEMBER 30,
                           ----------------------------    --------------------------------------
                               1999            1998           1999          1998          1997
                           ------------    ------------    ----------    ----------    ----------
                           (UNAUDITED)     (UNAUDITED)
    Revenue
      Products...........   $  774,422       $137,707      $  761,406    $  674,215    $1,275,687
      Services...........    1,492,144        234,681       1,944,026     1,149,007       775,435
                            ----------       --------      ----------    ----------    ----------
                            $2,266,566       $372,388      $2,705,432    $1,823,222    $2,051,122
                            ==========       ========      ==========    ==========    ==========
    Cost of sales
      Products...........   $  783,146       $144,384      $  750,335    $  657,059    $1,053,455
      Services...........    1,354,381        104,200       1,058,140       474,190       383,531
                            ----------       --------      ----------    ----------    ----------
                            $2,137,527       $248,584      $1,808,475    $1,131,249    $1,436,986
                            ==========       ========      ==========    ==========    ==========

  (H) RECENT ACCOUNTING PRONOUNCEMENTS

          In March 1998, the AICPA issued SOP 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. The company has determined that the impact of SOP 98-1 on its financial position, results of operations, and cash flows is not material.

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative and hedging activities related to those instruments as well as other hedging activities. The company has not assessed the impact on its financial position, results of operations or cash flows of adopting SFAS No. 133. The company will be required to implement SFAS No. 133 for its fiscal year ended September 30, 2001.

                                AUDITORS' REPORT

To the Directors of
SHAW FIBERLINK LTD.

     We have audited the balance sheets of SHAW FIBERLINK LTD. -- FIBERLINK DIVISION (the "Division") as at August 31, 1999 and 1998 and the statements of income and net investment by Shaw FiberLink Ltd. and cash flows for each of the years in the three year period ended August 31, 1999. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Division as at August 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 1999 in accordance with accounting principles generally accepted in Canada.

     As disclosed in note 1, the Division is a segment of Shaw FiberLink Ltd. and has no separate legal status or existence.

Calgary, Canada                                            /s/ ERNST & YOUNG LLP
December 23, 1999                                 Independent Public Accountants
(except as to Note 11
which is at February 16, 2000)

                   SHAW FIBERLINK LTD. -- FIBERLINK DIVISION

                                 BALANCE SHEETS
                     [SEE BASIS OF PRESENTATION -- NOTE 1]

                        (THOUSANDS OF CANADIAN DOLLARS)

                                                                               AUGUST 31,
                                                             NOVEMBER 30,   -----------------
                                                                 1999        1999      1998
                                                             ------------   -------   -------
                                                             (UNAUDITED)
ASSETS
CURRENT
Accounts receivable (net of allowance for doubtful accounts
  of $86; August 31, 1999 -- $79; 1998 -- $84).............    $ 6,264      $ 7,336   $ 2,188
Prepaids and other.........................................        183          289        65
                                                               -------      -------   -------
                                                                 6,447        7,625     2,253
Property and equipment [note 3]............................     78,422       70,472    46,793
                                                               -------      -------   -------
                                                               $84,869      $78,097   $49,046
                                                               =======      =======   =======
LIABILITIES AND NET INVESTMENT BY SHAW FIBERLINK LTD.
CURRENT
Accounts payable and accrued liabilities...................    $ 1,905      $ 1,974   $ 7,613
Income taxes payable.......................................         92          116       148
Unearned revenues..........................................      1,273        1,330       161
                                                               -------      -------   -------
                                                                 3,270        3,420     7,922
Commitments and contingency [notes 7 and 8]
Net investment by Shaw FiberLink Ltd.......................     81,599       74,677    41,124
                                                               -------      -------   -------
                                                               $84,869      $78,097   $49,046
                                                               =======      =======   =======

On behalf of the Board:

        (Signed) PETER J. BISSONNETTE                   (Signed) MARGOT M. MICALLEF
                   Director                                       Director

                            See accompanying notes.

                   SHAW FIBERLINK LTD. -- FIBERLINK DIVISION

         STATEMENTS OF INCOME AND NET INVESTMENT BY SHAW FIBERLINK LTD.

                        (THOUSANDS OF CANADIAN DOLLARS)

                                           THREE MONTHS ENDED
                                              NOVEMBER 30,          YEAR ENDED AUGUST 31,
                                           -------------------   ---------------------------
                                             1999       1998      1999      1998      1997
                                           --------   --------   -------   -------   -------
                                               (UNAUDITED)
REVENUES.................................  $13,197    $ 7,876    $38,815   $22,324   $11,631
Cost of sales (exclusive of items shown
  separately below)......................    6,503      3,529     17,800    10,174     3,965
                                           -------    -------    -------   -------   -------
                                             6,694      4,347     21,015    12,150     7,666
                                           -------    -------    -------   -------   -------
Selling, general and administrative
  expenses...............................    3,004      1,999      8,893     7,498     5,227
Depreciation.............................    2,109      1,347      6,565     3,832     1,954
Depreciation charge allocated by Shaw for
  use of distribution network assets
  [note 6(c)]............................    1,648      1,259      5,649     4,394     3,073
                                           -------    -------    -------   -------   -------
                                             6,761      4,605     21,107    15,724    10,254
                                           -------    -------    -------   -------   -------
LOSS BEFORE INCOME TAXES.................      (67)      (258)       (92)   (3,574)   (2,588)
Income taxes [note 4]....................       25         23         92        50        25
                                           -------    -------    -------   -------   -------
Net loss.................................      (92)      (281)      (184)   (3,624)   (2,613)
Net investment by Shaw FiberLink Ltd.,
  beginning of the year..................   74,677     41,124     41,124    23,208    14,137
Investment by Shaw FiberLink Ltd. during
  the year...............................    7,014     11,117     33,737    21,540    11,684
                                           -------    -------    -------   -------   -------
NET INVESTMENT BY SHAW FIBERLINK LTD.,
  END OF THE YEAR........................  $81,599    $51,960    $74,677   $41,124   $23,208
                                           =======    =======    =======   =======   =======

                            See accompanying notes.

                   SHAW FIBERLINK LTD. -- FIBERLINK DIVISION

                            STATEMENTS OF CASH FLOWS

                        (THOUSANDS OF CANADIAN DOLLARS)

                                      THREE MONTHS ENDED
                                         NOVEMBER 30,           YEAR ENDED AUGUST 31,
                                      -------------------   ------------------------------
                                        1999       1998       1999       1998       1997
                                      --------   --------   --------   --------   --------
                                          (UNAUDITED)
OPERATING ACTIVITIES [note 1]
Net loss............................  $    (92)  $   (281)  $   (184)  $ (3,624)  $ (2,613)
Non-cash items:
  Depreciation......................     2,109      1,347      6,565      3,832      1,954
                                      --------   --------   --------   --------   --------
CASH FLOW FROM OPERATIONS...........     2,017      1,066      6,381        208       (659)
Net change in non-cash working
  capital balances related to
  operations [note 9]...............     1,028     (6,988)    (9,874)     5,697      1,064
                                      --------   --------   --------   --------   --------
                                         3,045     (5,922)    (3,493)     5,905        405
                                      --------   --------   --------   --------   --------
INVESTING ACTIVITIES
Additions to property and
  equipment.........................   (10,059)    (5,195)   (30,244)   (27,445)   (12,089)
                                      --------   --------   --------   --------   --------
FINANCING ACTIVITIES
Investment by Shaw FiberLink Ltd.
  during the year...................     7,014     11,117     33,737     21,540     11,684
                                      --------   --------   --------   --------   --------
CHANGE IN CASH DURING THE YEAR AND
  CASH AT BEGINNING AND END OF
  YEAR..............................        --         --         --         --         --
                                      ========   ========   ========   ========   ========

                            See accompanying notes.

                   SHAW FIBERLINK LTD. -- FIBERLINK DIVISION
                         NOTES TO FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     The Shaw FiberLink Ltd. -- FiberLink Division (the "Division" or "FiberLink") operates high capacity fiber optic telecommunications networks in various Canadian markets including: Greater Metropolitan Toronto, Calgary, Edmonton, Winnipeg, Vancouver Island, Central British Columbia, Saskatoon, Lethbridge and Red Deer. FiberLink also operates several strategically-located inter-city networks and two international gateways into the United States. FiberLink provides its customers with a wide range of telecommunications services including dedicated voice services, switched data transmission and Business Internet services.

     While the Division owns certain of the assets required to carry on the business, a number of assets, including distribution network assets (see note
6), administrative facilities and maintenance operations are owned by Shaw Communications Inc.

     These financial statements represent the business operations identified as the FiberLink Division of Shaw FiberLink Ltd. Accordingly, there is no share capital or retained earnings in the Division's accounts. The net investment by Shaw FiberLink Ltd. represents the capital employed in the Division in the form of investments and advances. Shaw FiberLink Ltd. is a wholly owned subsidiary of Shaw Communications Inc. Investments and advancements by Shaw FiberLink Ltd. in the Division are funded by Shaw Communications Inc. to Shaw FiberLink Ltd.

     The Division has relied extensively upon Shaw FiberLink Ltd. and Shaw Communications Inc. for ongoing financial support and accordingly, these divisional financial statements are not necessarily indicative of the results of operations, cash flows or financial position had the Division operated as an independent entity as at or for the dates and periods presented. Should Shaw FiberLink Ltd. or Shaw Communications Inc. cease to provide such financial support, the Division would require alternative ongoing financing from other sources. Shaw Communications Inc. has allocated corporate, overhead and technical costs to the Division based on an estimate of the services provided, and charges for the use of distribution network assets based on Shaw Communications Inc.'s annual depreciation charge related to these assets (see note 6). The management of Shaw Communications Inc. have estimated the incremental costs of the Division as a stand-alone entity for corporate expenses, other than taxes or interest, would be approximately $1,532,000 annually. Management believes this to be reasonable.

     The information presented as at and for the interim periods ended November 30, 1999 and 1998 is unaudited. These unaudited financial statements reflect all adjustments which are in the opinion of management necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

2.  SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied within the framework of the accounting policies described below. The policy with respect to accounting for income taxes described below differs from that used in the preparation of the consolidated financial statements of Shaw Communications Inc.

REVENUE RECOGNITION

     FiberLink provides telecommunication services to its customers and earns both recurring and installation revenues. Recurring revenues are recognized on a monthly basis as the services are provided to customers. Unearned recurring revenues are deferred and recognized as earned. Revenues earned on installation contracts are recorded when the installation of an operational link is

                   SHAW FIBERLINK LTD. -- FIBERLINK DIVISION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

completed unless such revenues exceed the related direct cost of the installation in which case the excess is recognized over the contract period.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

ASSET                                                    ESTIMATED USEFUL LIFE
-----                                                    ---------------------
Towers and headends...................................          10 years
Distribution network..................................          10 years
Subscriber equipment..................................          15 years
Computer equipment and software.......................           4 years
Other equipment.......................................        4-10 years

INCOME TAXES

     The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

SEGMENTED INFORMATION

     FiberLink's business of providing local high speed telecommunications and Internet access services is one operating segment.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3.  PROPERTY AND EQUIPMENT

                                                                    AUGUST 31,
                              NOVEMBER 30,        -----------------------------------------------
                                  1999                     1999                     1998
                         ----------------------   ----------------------   ----------------------
                                   ACCUMULATED              ACCUMULATED              ACCUMULATED
                          COST     DEPRECIATION    COST     DEPRECIATION    COST     DEPRECIATION
                         -------   ------------   -------   ------------   -------   ------------
                              (UNAUDITED)                 (THOUSANDS OF CANADIAN DOLLARS)
Towers and headends....  $60,901     $11,612      $55,060     $10,163      $35,206      $5,649
Distribution network...    2,945         467        2,945         394        2,463         123
Subscriber equipment...   25,657       2,327       21,546       1,934       12,734         790
Computer equipment and
  software.............    1,440         465        1,395         377          777         106
Other equipment........    3,156         806        3,094         700        2,615         334
                         -------     -------      -------     -------      -------      ------
                         $94,099     $15,677      $84,040     $13,568      $53,795      $7,002
                         -------     -------      -------     -------      -------      ------
NET BOOK VALUE.........         $78,422                  $70,472                  $46,793
                         ======================   ======================   ======================

                   SHAW FIBERLINK LTD. -- FIBERLINK DIVISION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Labour and other costs attributable to construction and installation are capitalized as part of towers and headends. For the three months ended November 30, 1999 the amount capitalized was $1,818,000 (unaudited) (August 31, 1999 -- $5,641,000; 1998 -- $4,200,000).

4.  INCOME TAXES

     Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Division's future tax liabilities and assets are as follows:

                                                                                AUGUST 31,
                                                              NOVEMBER 30,   -----------------
                                                                  1999        1999      1998
                                                              ------------   -------   -------
                                                                               (THOUSANDS OF
                                                              (UNAUDITED)    CANADIAN DOLLARS)
FUTURE TAX LIABILITIES:
Property and equipment.....................................      (7,844)     $(6,590)  $(1,026)
                                                                -------      -------   -------
FUTURE TAX ASSETS:
Non-capital losses carried forward.........................      13,257       12,236     6,639
Valuation allowance........................................      (5,413)      (5,646)   (5,613)
                                                                -------      -------   -------
                                                                  7,844        6,590     1,026
                                                                -------      -------   -------
NET FUTURE TAXES...........................................          --           --        --
                                                                =======      =======   =======

     The Division has incurred losses for income tax purposes that are available to be applied against future years' taxable income expiring as follows:

                                                             (THOUSANDS OF
                                                           CANADIAN DOLLARS)
                                                           -----------------
2002....................................................        $ 1,143
2003....................................................          2,459
2004....................................................          6,019
2005....................................................          8,652
2006....................................................          8,918
Period ending November 30, 2007 (unaudited).............          2,268
                                                                -------
                                                                $29,459
                                                                =======

                   SHAW FIBERLINK LTD. -- FIBERLINK DIVISION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Differences between income taxes calculated at Canadian statutory rates and the income tax provision made in the Divisional accounts are as follows:

                                                THREE MONTHS
                                                    ENDED
                                                NOVEMBER 30,         YEAR ENDED AUGUST 31,
                                                -------------   -------------------------------
                                                1999    1998     1999       1998        1997
                                                -----   -----   -------   ---------   ---------
                                                 (UNAUDITED)    (THOUSANDS OF CANADIAN DOLLARS)
Income taxes (recovery) at Canadian statutory
  rates......................................   $ (30)  $(116)   $ (41)    $(1,608)    $(1,165)
Differences from statutory rates relating to:
  Large corporations tax.....................      25      23       92          50          25
  Benefit of tax losses not recognized.......      30     116       33       1,612       1,118
  Other, including items not deductible for
     tax purposes............................      --      --        8          (4)         47
                                                -----   -----    -----     -------     -------
INCOME TAX PROVISION.........................   $  25   $  23    $  92     $    50     $    25
                                                =====   =====    =====     =======     =======

     The components of the income tax provision are as follows:

                                                           THREE MONTHS
                                                               ENDED
                                                           NOVEMBER 30,    YEAR ENDED AUGUST 31,
                                                           -------------   ---------------------
                                                           1999    1998    1999    1998    1997
                                                           -----   -----   -----   -----   -----
                                                                               (THOUSANDS OF
                                                            (UNAUDITED)      CANADIAN DOLLARS)
Current.................................................   $ 25    $ 23    $ 92     $ 50    $ 25
Future..................................................     --      --      --       --      --
                                                           ----    ----    ----     ----    ----
                                                           $ 25    $ 23    $ 92     $ 50    $ 25
                                                           ====    ====    ====     ====    ====

5.  FINANCIAL INSTRUMENTS

     Financial instruments recognized in the balance sheets have fair values approximating their carrying values.

CREDIT RISK

     At November 30, 1999 (unaudited), approximately 34% of the accounts receivable represents amounts due from five customers (August 31, 1999 -- 55% from six customers; 1998 -- 45% from six customers).

     Revenues from customers (excluding related parties described in note 6) which exceed ten percent of total revenues for the year are as follows:

                                                            THREE MONTHS
                                                               ENDED       YEAR ENDED AUGUST 31,
                                                            NOVEMBER 30,   ---------------------
                                                                1999       1999    1998    1997
                                                            ------------   -----   -----   -----
                                                                               (THOUSANDS OF
                                                            (UNAUDITED)      CANADIAN DOLLARS)
Customer A................................................       7%         11%     17%     26%
Customer B................................................       5%          8%     11%      7%

                   SHAW FIBERLINK LTD. -- FIBERLINK DIVISION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

6.  RELATED PARTY TRANSACTIONS

     (a) The Division provides high speed Internet services to Shaw Communications Inc. In 1998 and 1997, the divisions of Shaw Communications Inc. negotiated rates and margins on these services which are reflected in the accounts. Subsequent to 1998, the FiberLink Division only passed along to Shaw Communications Inc. the external costs incurred by the Division to provide these services to Shaw Communications Inc. Intercompany revenues, expenses and margins reflected in these financial statements for the provision of Internet services to Shaw Communications Inc. are as follows:

                                                  THREE MONTHS
                                               ENDED NOVEMBER 30,        YEAR ENDED AUGUST 31,
                                               ------------------   -------------------------------
                                                1999       1998       1999        1998       1997
                                               -------   --------   ---------   --------   --------
                                                  (UNAUDITED)       (THOUSANDS OF CANADIAN DOLLARS)
Revenues....................................   $2,691    $ 1,242     $ 6,627     $3,090     $  985
Cost of sales...............................    2,691      1,242       6,627      2,115        153
                                               ------    -------     -------     ------     ------
Margin......................................   $   --    $    --     $    --     $  975     $  832
                                               ======    =======     =======     ======     ======

     (b) These Divisional financial statements reflect corporate allocations from Shaw Communications Inc. for administrative and technical services provided to the Division of $534,000 and $400,000 respectively for the three months ended November 30, 1999 and $85,000 and $225,000 for 1998 (unaudited) (August 31, 1999
-- $340,000 and $900,000 respectively; 1998 -- $180,000 and $900,000 respectively; 1997 -- $90,000 and $24,000 respectively). Allocation of administrative and technical charges are based on the estimated level of services provided to the Division in proportion to Shaw Communications Inc.'s total costs, a method of allocation management believes to be reasonable. Of the corporate allocations from Shaw Communications Inc., $574,000 have been reflected in selling, general and administrative expenses and $360,000 has been capitalized to towers and headends in the three months ended November 30, 1999 and $107,000 and $203,000 respectively for 1998 (unaudited) (see note 3) (August 31, 1999 -- $430,000 and $810,000 respectively; 1998 -- $270,000 and $810,000 respectively; 1997 -- $92,000 and $22,000 respectively).

     (c) The Division utilizes certain distribution network assets owned by Shaw Communications Inc. (see note 1) in the provision of services to its customers. These Divisional financial statements reflect corporate allocations for the utilization of the distribution network assets of $1,648,000 for the three months ended November 30, 1999 and $1,259,000 for 1998 (unaudited) (August 31, 1999 -- $5,649,000; 1998 -- $4,394,000; 1997 -- $3,073,000). The allocation of these corporate charges is based upon FiberLink's estimated proportion of Shaw Communications Inc.'s annual depreciation charge related to these distribution network assets. Management believes this method of allocation to be reasonable.

                   SHAW FIBERLINK LTD. -- FIBERLINK DIVISION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

7.  COMMITMENTS

     The Division has various long-term operating lease agreements for the use of transmission facilities and premises in each of the next five years as follows:

                                                             (THOUSANDS OF
                                                           CANADIAN DOLLARS)
                                                           -----------------
2000....................................................        $ 9,501
2001....................................................          7,690
2002....................................................          6,590
2003....................................................          6,342
2004....................................................            691
Thereafter..............................................            721
                                                                -------
                                                                $31,535
                                                                =======

8.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9.  STATEMENTS OF CASH FLOWS

     Additional disclosures with respect to the Statements of Cash Flows are as follows:

     (i) Changes in non-cash working capital balances related to operations include the following:

                                                  THREE MONTHS
                                               ENDED NOVEMBER 30,        YEAR ENDED AUGUST 31,
                                               ------------------   -------------------------------
                                                1999       1998       1999        1998       1997
                                               -------   --------   ---------   --------   --------
                                                  (UNAUDITED)       (THOUSANDS OF CANADIAN DOLLARS)
Accounts receivable.........................   $1,072    $  (744)    $(5,148)    $  (90)    $  (22)
Prepaids and other..........................      106       (253)       (224)       (45)        68
Accounts payable and accrued liabilities....      (69)    (6,040)     (5,639)     5,733        110
Income taxes payable........................      (24)       (21)        (32)       (37)       898
Unearned revenues...........................      (57)        70       1,169        136         10
                                               ------    -------     -------     ------     ------
                                               $1,028    $(6,988)    $(9,874)    $5,697     $1,064
                                               ======    =======     =======     ======     ======

     (ii) Interest and income taxes paid

     Shaw Communications Inc. does not allocate interest on debt to Shaw FiberLink Ltd. and the Division does not have any separate legal existence for purposes of remitting income taxes. Accordingly, amounts included in these Divisional statements for taxes represent allocations only and are included in changes in advances to and from Shaw FiberLink Ltd.

                   SHAW FIBERLINK LTD. -- FIBERLINK DIVISION
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

10. UNITED STATES ACCOUNTING PRINCIPLES

     The financial statements of the Division are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). No additional adjustments have been identified in order to present these financial statements in accordance with accounting policies generally accepted in the United States ("U.S. GAAP"). The following disclosure would be required in order to present these financial statements in accordance U.S. GAAP.

  Recent developments

     The Financial Accounting Standards Board in the United States issued a pronouncement entitled "Accounting for Derivative Instruments and Hedging Activities" which the Division is required to adopt in the year ending August 31, 2001. The impact of this pronouncement on these financial statements has not been determined.

11. SUBSEQUENT EVENT

     On December 22, 1999, Shaw Communications Inc. and Shaw FiberLink Ltd. entered into an asset purchase and subscription agreement ("Purchase Agreement") with GT Group Telecom Inc. ("GT"). This transaction closed on February 16, 2000. Under the Purchase Agreement, Shaw FiberLink Ltd. sold to GT all of the property and assets of FiberLink used in connection with the high speed data and competitive access business and granted to GT an indefeasible right to use the distribution network assets owned by Shaw Communications Inc. (see notes 1 and 6). The assets sold include equipment, computer hardware, fixed assets, replacement parts, operational contracts, equipment contracts, supply contracts, interconnect agreements, co-location agreements, customer contracts, software licenses, broadband wireless licenses, vehicles, intellectual property, permits, prepaid expenses, goodwill related to the FiberLink assets and certain other fiber assets. Under the Indefeasible Right to Use agreement, GT was granted an indefeasible right to use certain specifically identified existing fibers in the fiber optic cable networks of Shaw Communications Inc. for 60 years. In addition, Shaw FiberLink Ltd. granted GT an indefeasible right to use fibers to be built over the next three years in mutually agreed regions.

     Consideration for this transaction amounts to $760 million, consisting of $360 million in cash, and sufficient series B first preference shares of GT to provide Shaw FiberLink Ltd. with a 28.5% fully diluted interest in GT, subject to adjustments for certain GT transactions relating to financing and employee options and warrants.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated statements are based on the historical financial statements of GT Group Telecom Inc. ("Group Telecom") and the historical financial statements of Shaw FiberLink Ltd. -- FiberLink Division ("Shaw FiberLink") prepared to give effect to Group Telecom's acquisition of the business of Shaw FiberLink and the grant, by Shaw FiberLink, of an indefeasible right to use certain identified fibers in the fiber optic cable networks of Shaw Communications Inc. ("Shaw Communications") to Group Telecom. This transaction closed on February 16, 2000 (refer to note 1). The pro forma financial statements give effect to $220 million in senior bank debt as partial consideration for the acquisition of the business of Shaw FiberLink, and $651 million in gross proceeds from the issuance of units under an Offering Circular and Purchase Agreement which closed on February 1, 2000.

     The unaudited pro forma condensed consolidated statements of operations for the year ended September 30, 1999 gives effect to such transactions as if they occurred at the beginning of the year then ended. The unaudited pro forma condensed consolidated balance sheet gives effect to such transactions as if they had occurred effective September 30, 1999. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable.

     The pro forma statements do not purport to represent what the Company's results of operations or financial condition would actually have been had these transactions in fact occurred on such dates or to project the Company's results of operations or financial condition for any future date or period. The pro forma financial statements should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus.

     The acquisition of the business of Shaw FiberLink and the grant of an indefeasible right to use certain fibers in the fiber optic cable networks of Shaw Communications are accounted for under the purchase method of accounting (refer to note 1). The total purchase price of $780 million, including acquisition costs of approximately $20 million has been allocated to the identifiable tangible and intangible assets of the applicable acquired business based upon the Company's estimate of their fair values with the remainder allocated to goodwill. The allocation of the purchase price may be revised when additional information is obtained; however, management does not expect that any such revisions will have a material effect on the Company's consolidated financial position or results of operations. The Company has recorded the purchase price for the business of Shaw FiberLink based on its estimate of the fair value of the consideration given, which includes $360 million cash and sufficient Series B first preference shares of the Company to provide the vendor with a 28.5% fully diluted interest in the Company at the date the acquisition is consummated, subject to adjustments related to financing and employee options and warrants. Management's estimate of the fair value of these shares amounts to $400 million.

                             GT GROUP TELECOM INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                      (UNAUDITED) AS AT SEPTEMBER 30, 1999
                           (IN THOUSANDS OF DOLLARS)

                                       GT GROUP         SHAW
                                     TELECOM INC.    FIBERLINK
                                     SEPTEMBER 30,   AUGUST 31,    PRO FORMA
                                         1999           1999      ADJUSTMENTS    NOTES    PRO FORMA
                                     -------------   ----------   -----------   -------   ----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents..........    $ 59,851       $    --     $  871,300    2(v)      $  523,651
                                                                    (360,000)   2(i)
                                                                     (20,000)   2(i)
                                                                     (27,500)   2(vi)
Accounts receivable................       3,784         7,336         (7,336)   2(i)           3,784
Other assets.......................       1,071           289           (289)   2(i)           1,071
                                       --------       -------     ----------              ----------
                                         64,706         7,625        456,175                 528,506
PREPAYMENT ON PROPERTY, PLANT AND
  EQUIPMENT........................          --            --        223,000    2(i)         223,000
PROPERTY, PLANT AND EQUIPMENT......      73,817        70,472        358,528    2(i)         502,817
INTANGIBLE ASSETS..................          --            --         28,800    2(i)          28,800
GOODWILL...........................          --            --        127,200    2(i)         127,200
OTHER ASSETS.......................       1,292            --         25,600    2(vi)         26,892
                                       --------       -------     ----------              ----------
                                       $139,815       $78,097     $1,219,303              $1,437,215
                                       ========       =======     ==========              ==========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued
  liabilities......................    $ 14,926       $ 2,090     $   (2,090)   2(i)      $   14,926
Unearned revenue...................         656         1,330         (1,330)   2(i)             656
Current portion of long-term
  debt.............................       1,253            --             --                   1,253
                                       --------       -------     ----------              ----------
                                         16,835         3,420         (3,420)                 16,835
LONG-TERM UNEARNED REVENUE.........       1,494            --             --                   1,494
LONG-TERM DEBT.....................      47,557            --        220,000    2(v)         860,077
                                                                     592,520    2(v)
FUTURE INCOME TAXES................          --            --         28,000    2(i)          28,000
                                       --------       -------     ----------              ----------
                                         65,886         3,420        837,100                 906,406
                                       --------       -------     ----------              ----------
SHAREHOLDERS' EQUITY
Share capital......................      84,880            --        400,000    2(i)         484,880
Additional paid-in capital.........         255            --             --                     255
Shares to be issued................       1,875            --             --                   1,875
Warrants...........................          --            --         56,880    2(v)          56,880
Deficit............................     (13,081)           --             --                 (13,081)
Net investment by Shaw FiberLink...          --        74,677        (74,677)   2(i)              --
                                       --------       -------     ----------              ----------
                                         73,929        74,677        382,203                 530,809
                                       --------       -------     ----------              ----------
                                       $139,815       $78,097     $1,219,303              $1,437,215
                                       ========       =======     ==========              ==========

      See accompanying notes to pro forma condensed consolidated financial information.

                             GT GROUP TELECOM INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

               (UNAUDITED) FOR THE YEAR ENDED SEPTEMBER 30, 1999
              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                           GT GROUP         SHAW
                                         TELECOM INC.    FIBERLINK
                                         SEPTEMBER 30,   AUGUST 31,    PRO FORMA
                                             1999           1999      ADJUSTMENTS    NOTES   PRO FORMA
                                         -------------   ----------   -----------   -------  ---------
REVENUE...............................      $ 2,705       $ 38,815     $      --             $  41,520
COST OF SALES (EXCLUSIVE OF ITEMS
  SHOWN SEPARATELY BELOW).............        1,808         17,800         1,500    2(iv)       21,108
                                            -------       --------     ---------             ---------
                                                897         21,015        (1,500)               20,412
Selling, general and administrative
  expenses............................       10,218          8,893            --                19,111
                                            -------       --------     ---------             ---------
                                             (9,321)        12,122        (1,500)                1,301
Amortization..........................          853          6,565        13,500    2(ii)       39,267
                                                                          12,700    2(iii)
                                                                           5,649    2(ii)
Depreciation charge allocated by Shaw
  Communications for use of
  distribution network assets.........           --          5,649        (5,649)   2(ii)           --
Interest and finance items (income)...         (372)            --        23,100    2(v)       114,028
                                                                          88,400    2(v)
                                                                           2,900    2(vi)
                                            -------       --------     ---------             ---------
LOSS BEFORE INCOME TAXES..............       (9,802)           (92)     (142,100)             (151,994)
PROVISION FOR INCOME TAXES............          165             92            --                   257
                                            -------       --------     ---------             ---------
NET LOSS FOR THE YEAR.................      $(9,967)      $   (184)    $(142,100)            $(152,251)
                                            =======       ========     =========             =========
PRO FORMA LOSS PER SHARE..............                                                           (8.53)
                                                                                             =========
PRO FORMA WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES (IN THOUSANDS)........                                                          17,859
                                                                                             =========

      See accompanying notes to pro forma condensed consolidated financial information.

                             GT GROUP TELECOM INC.

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                         (UNAUDITED) SEPTEMBER 30, 1999
              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

1.  BASIS OF PRESENTATION

     The pro forma condensed consolidated balance sheet and condensed consolidated statement of operations have been prepared to give effect to (a) the acquisition of the assets of Shaw FiberLink Ltd. -- FiberLink Division ("Shaw FiberLink") by GT Group Telecom Inc. ("Group Telecom"); (b) the grant by Shaw FiberLink of an indefeasible right to use certain specifically identified fibers in the fiber optic cable networks of Shaw Communications Inc. ("Shaw Communications") to Group Telecom; and (c) the Company's issuance of Units consisting of Senior Discount Notes and Warrants to Purchase Class B non-voting shares. The Units offering closed on February 1, 2000. The Shaw FiberLink transactions closed on February 16, 2000.

     Group Telecom, through its wholly owned subsidiary GT Group Telecom Services Corp. entered into an Asset Purchase and Subscription Agreement ("Purchase Agreement") dated December 22, 1999 with Shaw Communications and Shaw FiberLink. This transaction closed on February 16, 2000. Under the Purchase Agreement, Group Telecom purchased from Shaw FiberLink all of the property and assets of Shaw FiberLink used in connection with the high speed data and competitive access business excluding accounts payable and future income taxes. The assets purchased include equipment, computer hardware, capital assets, replacement parts, operational contracts, equipment contracts, supply contracts, interconnect agreements, co-location agreements, customer contracts, software licenses, broadband wireless licenses, vehicles, intellectual property, permits, goodwill and certain other assets. Group Telecom was also granted an indefeasible right to use certain specifically identified existing fibers in the fiber optic cable networks of Shaw Communications for 60 years. In addition, the company received an indefeasible right to use fibers to be built over the next three years in mutually agreed regions. Group Telecom assumed certain obligations related to permits, operational contracts, customer contracts, software licenses and certain other obligations.

     The acquisition and the prepaid rental consideration pertaining to the indefeasible right to use have been accounted for as a purchase. The purchase consideration of $760 million, consists of $360 million in cash, and sufficient Series B first preference shares of the Company to provide the vendor with a 28.5% fully diluted interest at the date the acquisition is consummated, subject to adjustments relating to financing and employee options and warrants, which shares are currently valued at $400 million. The estimated purchase consideration of $760 million together with acquisition costs of $20 million, was allocated to the identifiable assets acquired based on their respective fair values as at the date of acquisition, with the excess allocated to goodwill.

     Pursuant to an Offering Circular and Purchase Agreement which closed on February 1, 2000, GT Group Telecom issued 855,000 Units, consisting of U.S.$855 million (issued at a price of 52.651%) of 13.25% Senior Discount Notes Due 2010 and 855,000 Warrants to Purchase 4,198,563 Class B non-voting shares. Gross proceeds amounted to U.S.$450.2 million, equivalent to approximately $651 million. Of the total proceeds amounting to $651 million, $592 million was allocated to the Senior Discount Notes and $59 million was allocated to the share purchase warrants.

     The pro forma condensed consolidated financial statements give effect to $220 million in senior bank debt as partial consideration for the acquisition of the business of Shaw FiberLink, and $646 million in gross proceeds from the issuance of the Units described in the preceding paragraph.

     The pro forma condensed consolidated statement of operations for the year ended September 30, 1999 is based on the audited consolidated statement of operations of Group Telecom for the year ended September 30, 1999 and the audited statement of operations of Shaw FiberLink

                             GT GROUP TELECOM INC.

                         (UNAUDITED) SEPTEMBER 30, 1999
              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

for the year ended August 31, 1999, as Group Telecom and Shaw FiberLink had non-coterminous year-ends.

     The pro forma condensed consolidated statements do not purport to represent what Group Telecom's results of operations or financial condition would actually have been, had these transactions in fact occurred on such dates or to project Group Telecom's results of operations or financial condition for any future date or period. The pro forma condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes of Group Telecom and Shaw FiberLink, including the descriptions of significant accounting policies, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus.

2.  PRO FORMA ASSUMPTIONS

     The pro forma condensed consolidated balance sheet gives effect to the transactions disclosed in Note 1 above as if they had occurred effective September 30, 1999. The pro forma condensed consolidated statement of operations gives effect to these transactions as if they had occurred effective October 1, 1998.

     (i) The pro forma financial information reflects the following allocation of the purchase consideration for the acquisition of the business of Shaw FiberLink in accordance with the purchase method of accounting:

Purchase consideration
  Cash......................................................  $360,000
  29,096,097 Series B first preference shares...............   400,000
                                                              --------
                                                               760,000
Acquisition costs...........................................    20,000
                                                              --------
                                                              $780,000
                                                              ========
Allocated to
  INDEFEASIBLE RIGHT TO USE AGREEMENT:
  Prepayment for indefeasible rights to use fibers to be
     constructed............................................  $223,000
  Prepayment representing indefeasible rights to use
     constructed fibers.....................................   329,000
  SHAW FIBERLINK PURCHASE:
  Property, plant and equipment.............................   100,000
  Intangible assets.........................................    28,800
  Goodwill..................................................   127,200
  Future income taxes.......................................   (28,000)
                                                              --------
                                                              $780,000
                                                              ========

     The prepayment of $223 million represents the prepayment of an indefeasible right to use certain fibers to be built by Shaw Communications over the next three years. Included in the prepayment representing indefeasible rights to use constructed fibers is an amount of $22 million for an indefeasible right to use certain existing fibers located in New Brunswick, Canada, commencing in 2003.

     The area of accounting for indefeasible rights to use fibers is evolving, and is currently under consideration by accounting standard setters. The Company is currently unable to determine the effect, if any, of such potential accounting changes.

                             GT GROUP TELECOM INC.

                         (UNAUDITED) SEPTEMBER 30, 1999
              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

     (ii) The additional amortization expense relates to the increased basis of property, plant and equipment and is based on the estimated useful life of the equipment and the fiber optic networks acquired which are amortized on a straight line basis over 10 and 20 years respectively.

     (iii) The additional amortization expense relates to the allocation of the purchase price to goodwill and other intangible assets. The amortization is based on the estimated useful life of 20 years for goodwill of $127.2 million, 10 years for license rights of $13.8 million and 3 years for $15 million recorded as a non-compete agreement.

     (iv) The increase in cost of sales represents an annual fiber maintenance fee as set out in the indefeasible right to use agreement.

     (v) The increases in long-term debt and related interest expense are based on senior bank financing of $220 million, for which interest was calculated at a rate of 10.50% per annum, and $592 million in Senior Discount Notes which have a stated interest rate of 13.25% and an effective interest rate of 14.93%. Interest on the senior bank financing of $220 million is based on a floating rate. A 1 percent rate increase would result in additional interest expense of $2.2 million not currently reflected in the recorded amounts.

     (vi) The deferred financing costs of $27.5 million relating to the debt issuances described in (v) above are amortized over the term of the related debts, assumed to be 7 and 10 years.

                             GT GROUP TELECOM INC.

                         (UNAUDITED) SEPTEMBER 30, 1999
              (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

3.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

     The pro forma condensed consolidated financial information has been prepared in accordance with Canadian GAAP which differ in some respects from the principles and practices that Group Telecom would have followed had the pro forma financial information been prepared in accordance with U.S. GAAP. Refer to note 22 of Group Telecom consolidated financial statements for a reconciliation of differences impacting the Company.

Pro forma loss under Canadian GAAP..........................  $(152,251)
Group Telecom adjustments:
  Deferred charges..........................................       (301)
  Stock-based compensation..................................        (56)
  Deferred foreign exchange.................................        (12)
                                                              ---------
Pro forma loss under U.S. GAAP..............................  $(152,620)
                                                              =========
Pro forma loss per share....................................      (8.55)
                                                              =========
Pro forma weighted average number of common shares (in
  thousands)(1).............................................     17,859
                                                              =========

---------------

(1) The pro forma weighted average number of common shares is based on the average number of Class A voting and Class B non-voting shares outstanding during the year ended September 30, 1999.

A reconciliation of pro forma shareholders' equity from
  Canadian to U.S. GAAP is as follows:
Pro forma shareholders' equity in accordance with Canadian
  GAAP......................................................  $ 530,809
Group Telecom adjustments:
  Deferred charges..........................................       (403)
  Deferred foreign exchange.................................        (12)
                                                              ---------
Pro forma shareholders' equity under U.S. GAAP..............  $ 530,394
                                                              =========

---------------------------------------------------------
---------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations. This Prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                                Page
                                                ----
Exchange Rates..............................      ii
Presentation of our Financial and Other
  Information...............................      ii
Prospectus Summary..........................       1
Risk Factors................................       7
Use of Proceeds.............................      14
Dividend Policy.............................      14
Capitalization..............................      15
Dilution....................................      17
Selected Unaudited Pro Forma Consolidated
  Financial and Operating Information.......      18
Selected Historical Financial and Operating
  Information of Group Telecom..............      21
Selected Historical Financial and Operating
  Information of Shaw FiberLink.............      23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................      25
Our Acquisition of the Shaw FiberLink
  Business..................................      35
Business....................................      38
Description of Our Financing Arrangements...      52
Management..................................      57
Regulation..................................      66
Related Party Transactions..................      75
Principal Shareholders......................      76
Description of Share Capital................      77
Shares Eligible for Future Sale.............      80
Taxation....................................      82
Underwriting................................      87
Legal Matters...............................      90
Experts.....................................      90
Registrars and Transfer Agents..............      90
Enforceability of Civil Liabilities.........      90
Where You Can Obtain More Information About
  Us........................................      91
Index to Financial Statements...............     F-1

                               ------------------

  Through and including April 3, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
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                               18,000,000 Shares

                             GT GROUP TELECOM INC.

                           Class B Non-Voting Shares
                      ------------------------------------

                            [GT Group Telecom Logo]
                      ------------------------------------
                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY

                               CIBC WORLD MARKETS
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                            RBC DOMINION SECURITIES
                                  CORPORATION

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